     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1996
                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             NEXTWAVE TELECOM INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

             DELAWARE                            4812                           33-0663509
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)           Identification No.)

                            9455 TOWNE CENTRE DRIVE
                        SAN DIEGO, CALIFORNIA 92121-1964
                                 (619) 597-4040
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                ALLEN B. SALMASI
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             NEXTWAVE TELECOM INC.
                            9455 TOWNE CENTRE DRIVE
                        SAN DIEGO, CALIFORNIA 92121-1964
                                 (619) 597-4040
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

      SCOTT N. WOLFE, ESQ.               FRANK A. CASSOU, ESQ.              MATTHEW J. MALLOW, ESQ.
    KIRK A. DAVENPORT, ESQ.        SENIOR VICE PRESIDENT AND GENERAL          MARK C. SMITH, ESQ.
                                                COUNSEL
        LATHAM & WATKINS                 NEXTWAVE TELECOM INC.               SKADDEN, ARPS, SLATE,
   701 "B" STREET, SUITE 2100           9455 TOWNE CENTRE DRIVE                  MEAGHER & FLOM
  SAN DIEGO, CALIFORNIA 92101       SAN DIEGO, CALIFORNIA 92121-1964            919 THIRD AVENUE
                                             (619) 236-1234                 NEW YORK, NEW YORK 10022
                                             (619) 597-4040                      (212) 735-3000

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

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                      TITLE OF EACH CLASS OF                        AGGREGATE OFFERING    REGISTRATION
                    SECURITIES TO BE REGISTERED                          PRICE(1)            FEE
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Senior Discount Notes due 2006.....................................    $400,000,000      $137,932.00
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(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

                 REGISTRATION STATEMENT
                    ITEM AND HEADING                           PROSPECTUS CAPTIONS
       ------------------------------------------   ------------------------------------------
 1.    Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus....   Forepart of the Registration Statement and
                                                    Outside Front Cover Page of Prospectus
 2.    Inside Front and Outside Back Cover Pages
       of Prospectus.............................   Inside Front and Outside Back Cover Pages
                                                    of Prospectus
 3.    Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges........   Prospectus Summary; Risk Factors; Selected
                                                    Financial Data
 4.    Use of Proceeds...........................   Prospectus Summary; Use of Proceeds
 5.    Determination of Notes Offering Price.....   Outside Front Cover Page of Prospectus;
                                                    Risk Factors; Underwriting
 6.    Dilution..................................                       *
 7.    Selling Security Holders..................                       *
 8.    Plan of Distribution......................   Outside Front Cover Page of Prospectus;
                                                    Underwriting
 9.    Description of Securities to be
       Registered................................   Description of the Notes; Certain Federal
                                                    Income Tax Considerations
10.    Interests of Named Experts and Counsel....                       *
11.    Information with Respect to the
       Registrant................................   Prospectus Summary; Risk Factors; Selected
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; The Wireless
                                                    Telecommunications Industry; Business;
                                                    Regulation of Wireless Telecommunications
                                                    Industry; Management; Principal
                                                    Stockholders; Certain Relationships and
                                                    Related Transactions; Description of the
                                                    Notes; Certain Indebtedness; Certain
                                                    Federal Income Tax Considerations;
                                                    Underwriting; Experts; Consolidated
                                                    Financial Statements
12.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...............................                       *

- ---------------
* Not Applicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 12, 1996
PROSPECTUS

                          $400,000,000 GROSS PROCEEDS

                                      LOGO

                             NEXTWAVE TELECOM INC.
                         SENIOR DISCOUNT NOTES DUE 2006
                            ------------------------

    The Senior Discount Notes due 2006 (the "Notes") offered hereby (the "Notes Offering") are being issued by NextWave Telecom Inc. ("NextWave" or the
"Company"). The issue price of each of the Notes will be $         per $1,000
principal amount at maturity of Notes. The Notes will mature on              ,
2006. The issue price of each Note represents a yield to maturity of   %
(computed on a semi-annual bond equivalent basis) calculated from              ,
1996. Cash interest will not accrue on the Notes prior to              , 2001.
Commencing              , 2002, cash interest on the Notes will be payable on
             and              of each year at a rate of   % per annum. See
"Description of the Notes" and "Certain Federal Income Tax Considerations."

    The Notes will be redeemable, in whole or in part, at the option of the
Company at any time on or after              , 2001 at the redemption prices set
forth herein, plus accrued and unpaid interest, if any, to the date of
redemption. In addition, at any time prior to          , 1999, the Company may
redeem up to 35% of the aggregate principal amount at maturity of the Notes with the net proceeds of (i) one or more Public Equity Offerings (as defined) or (ii) a sale of Common Stock (as defined) of the Company to a Strategic Equity Investor (as defined), in either case for gross proceeds of at least $150
million, at a price equal to     % of the Accreted Value of the Notes
(determined at the redemption date); provided that not less than 65% of the Notes originally issued remain outstanding immediately after giving effect to any such redemption. Upon a Change of Control (as defined), each holder of the Notes will have the right to require the Company to purchase such holder's Notes at 101% of the Accreted Value thereof in the case of any such purchase prior to
             , 2001 or 101% of the principal amount at maturity thereof, plus accrued and unpaid interest, if any, to the date of purchase, in the case of any
such purchase on or after              , 2001.

    The Company also is offering       shares of its Series B Common Stock, par
value $0.0001 per share (the "Stock Offering," and together with the Notes Offering, the "Offerings"). The consummation of the Notes Offering is conditioned on the closing of the Stock Offering. The Company is applying for quotation of the Series B Common Stock on the Nasdaq National Market under the symbol "SURF".

    The Company is a holding company with limited assets of its own that conducts substantially all of its business through its subsidiaries. The Notes will represent general senior unsecured obligations of the Company and will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables and indebtedness that may be incurred by the Company's
subsidiaries under certain vendor financing arrangements. As of              ,
1996, after giving pro forma effect to the Notes Offering, the Stock Offering and the incurrence of indebtedness to the federal government in respect of certain licenses and the application of the net proceeds therefrom, but without giving effect to the indebtedness expected to be incurred by the Company's subsidiaries under certain vendor and other financing arrangements, the
Company's subsidiaries would have had approximately $         of indebtedness
outstanding, to which holders of the Notes would have been effectively subordinated in right of payment. Such subsidiaries are expected to incur substantial additional indebtedness in the next several years.

      SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.
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                       PRINCIPAL AMOUNT          PRICE TO            UNDERWRITERS'          PROCEEDS TO
                          AT MATURITY            PUBLIC(1)            DISCOUNT(2)          COMPANY(1)(3)
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Per Note............           %                     %                     %                     %
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Total...............           $                     $                     $                     $
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- ------------------------------------------------------------------------------------------------------------

(1) Plus accrued original issue discount, if any, on the Notes from
                 , 1996.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $         .
                            ------------------------

    The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes offered hereby will be made in New York, New York, on
or about              , 1996.
                            ------------------------
MERRILL LYNCH & CO.                                              LEHMAN BROTHERS
                     BEAR, STEARNS & CO. INC.
                                          CIBC WOOD GUNDY SECURITIES CORP.
                                                            PRUDENTIAL
SECURITIES INCORPORATED
                                                                     ING BARINGS
                            ------------------------

                The date of this Prospectus is           , 1996.

          [SHADED MAP OF U.S. SHOWING COMPANY'S MARKETS APPEARS HERE]

             REGIONS                                 ANCHOR CITIES                         POPS
- ---------------------------------  -------------------------------------------------    -----------
New York Metro...................  New York City                                         22,176,800
Southern California..............  Los Angeles; San Diego                                18,086,900
Midwest..........................  Cleveland; Pittsburgh; Cincinnati; Columbus;
                                   Louisville; Indianapolis; Dayton                      15,100,700
Mid-Atlantic.....................  Washington, D.C.; Baltimore; Charlotte; Norfolk;
                                   Greensboro; Richmond                                  14,608,200
Southwest........................  Houston; Kansas City; San Antonio; Oklahoma City      13,224,300
New England......................  Boston; Providence                                     7,769,800
Florida..........................  Tampa; Orlando; Jacksonville                           6,936,200
                                                                                        -----------
                                                                                         97,902,900
                                                                                          =========

                            ------------------------

NextWave Telecom(TM) and TELE*Code(TM) are trademarks of the Company.

                            ------------------------

     IN CONNECTION WITH THE NOTES OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE
PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. As used in this Prospectus, "NextWave" or the "Company" refers to NextWave Telecom Inc. and its subsidiaries. When used herein with respect to a given area, the term "POPs" refers to the aggregate number of persons located in such area, based on the 1994 estimated U.S. population data contained in Rand McNally's 1995 Commercial Atlas and Marketing Guide. See "Glossary of Terms" for definitions of certain terms used in this Prospectus.

                                  THE COMPANY

GENERAL

     NextWave was formed to build and operate Personal Communications Services ("PCS") networks. In May 1996, NextWave was named the winning bidder for PCS licenses representing approximately 98 million POPs in the C-Block Auction held by the Federal Communications Commission ("FCC"). Upon final granting of its PCS licenses, NextWave believes it will have the third largest number of licensed POPs among cellular and PCS licensees in the United States, after AT&T Wireless Services, Incorporated and Sprint Spectrum L.P. To date, the Company has raised an aggregate of approximately $450 million in private capital to finance the acquisition of PCS licenses and commence the development of its PCS networks. NextWave has filed its applications with the FCC for PCS licenses in 56 Basic Trading Areas ("BTAs," collectively the "Markets") and has paid the FCC the required 5% initial deposit of approximately $210 million.

     NextWave believes that its Markets are some of the most attractive in the United States, with demographics that would suggest higher than average use of wireless telephony. The Company's Markets include some of the most densely populated cities in the United States, including New York, Los Angeles, Boston, Houston and Washington, D.C. The Markets are also characterized by high population growth rates, high disposable income levels, long average commute times and significant percentages of dual household wage earners.

     NextWave intends to operate primarily as a "carriers' carrier," wholesaling low-cost minutes of use ("MOUs") to a broad range of resellers. The Company plans to target several categories of customers, including long distance companies, the Regional Bell Operating Companies ("RBOCs") and other local exchange carriers ("LECs"), competitive access providers ("CAPs"), other major PCS retailers, cellular service providers, utilities, cable television system operators and independent resellers, as well as retailers and manufacturers of mass-market consumer products and services. By purchasing MOUs from the Company, these companies will be able to offer competitively priced wireless services under their own brand names without substantial capital investment and without purchasing MOUs from direct competitors. The Company believes that its strategy will generate high volumes of MOUs over its networks.

     The Company believes the demand for wireless telecommunications will continue to grow dramatically and that PCS will capture a significant share of the wireless market. Currently, wireless penetration in the U.S. is estimated to be 13% and, according to Paul Kagan Associates, Inc., is expected to exceed 47% by 2006. As reported by the Cellular Telecommunications Industry Association ("CTIA"), the compound annual growth rate of cellular subscribers exceeded 45% from 1993 through 1995. Despite this rapid growth in the number of cellular subscribers, wireless MOUs represent only a small portion of total telecommunications traffic due to capacity constraints which discourage cellular providers from aggressively pricing their services. The Company believes that the demand for wireless service is highly elastic and that the anticipated lower cost and higher quality of PCS service will fuel further growth in the wireless market.

BUSINESS STRATEGY

     NextWave intends to build and operate digital networks through which the Company will provide low-cost, advanced wireless communications services. The principal components of the Company's business strategy are to (i) operate primarily as a "carriers' carrier," wholesaling MOUs to a broad range of customers, including wireless service providers, (ii) provide low-cost minutes of use, (iii) capitalize on the widespread geographic coverage ("footprint") of its networks, (iv) leverage the Company's technical expertise and (v) offer value-added products and services to PCS resellers and their subscribers.

     - OPERATE AS A CARRIERS' CARRIER. By operating primarily as a wholesaler of MOUs, NextWave will not market directly to consumers, but instead expects to sell a high volume of MOUs on its networks to branded wireless resellers who in turn will sell to consumers. The Company believes that the movement among major branded providers to bundle their services, such as the recent announcements by AT&T and MCI, will create an opportunity for NextWave to offer MOUs to those carriers that have not yet acquired the means to provide digital wireless services and to PCS providers seeking to fill in geographic gaps or create incremental capacity.

     - PROVIDE LOW-COST MINUTES OF USE. NextWave will seek to be a low-cost operator of PCS networks by pursuing a high-volume wholesale strategy and by building efficient PCS networks. In order to execute this strategy, the Company intends to (i) implement Code Division Multiple Access ("CDMA") technology, which requires 30%-50% fewer cell sites than alternative digital technologies, (ii) organize the Markets into geographic regions, resulting in operational efficiencies and economies of scale, (iii) perform its own network engineering and design rather than rely on equipment suppliers to design its networks and (iv) sell MOUs to resellers rather than directly to end-users, significantly reducing the Company's marketing expenses. NextWave's high volume strategy will provide for increased capacity utilization which should reduce the Company's average cost per MOU.

     - CAPITALIZE ON WIDESPREAD GEOGRAPHIC COVERAGE. Upon final granting of its PCS licenses, NextWave believes it will have the third largest number of licensed POPs among cellular and PCS licensees in the United States, representing approximately 38% of the U.S. population. NextWave's Markets represent five of the ten largest BTAs and 25 of the 50 largest BTAs. The Company believes that the breadth of its footprint and the demographics of the Markets will enhance its attractiveness to potential reseller customers and will minimize expensive out-of-region "roaming" charges. In the future, NextWave will selectively expand its footprint through strategic alliances, acquisitions and participation in planned FCC auctions.

     - LEVERAGE TECHNICAL EXPERTISE. The Company is building a management team with significant experience in designing, deploying and operating sophisticated wireless networks. Mr. Allen Salmasi, Chairman, President and Chief Executive Officer of the Company, led the successful development and standardization of CDMA technology as President of the Wireless Telecommunications Division and Chief Strategic Officer of QUALCOMM Incorporated ("QUALCOMM"), a leading wireless equipment company. Other members of NextWave management have substantial expertise in network engineering, planning and operations, as well as business development, regulatory matters and marketing. The Company believes that management's expertise will allow NextWave to (i) efficiently design high-quality, low-cost wireless networks, (ii) incorporate advances in wireless technology and upgrade the Company's networks as appropriate and
       (iii) capitalize on emerging trends and opportunities in the wireless industry.

     - OFFER VALUE-ADDED PRODUCTS AND SERVICES. In addition to offering low-cost MOUs to resellers, the Company also intends to offer other products such as wireless local loop services and wireless PBX applications. The Company's networks will also support advanced wireless features including caller ID, over-the-air activation, integrated paging, call answering and handset-based Internet access. The Company also plans to market other wireless services such as wireless meter reading for utility companies.

NETWORK BUILD-OUT

     General. The Company intends to offer wide area mobility service in certain of the Markets, including New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston, by the end of 1997 and in the remaining Markets by the end of 1998. Prior to offering full coverage, NextWave intends to make available limited coverage service within approximately one year of the date of the FCC's license grants. This will allow the Company to offer its resellers commercial-grade service in selected areas while the wide area mobility system is implemented. Unlike other PCS operators, NextWave will perform a substantial portion of its own network design and systems engineering, rather than rely on equipment vendors to provide such services.

     Deployment Status. NextWave has organized its Markets into seven geographic regions to provide for operational efficiencies, to lower infrastructure costs and to facilitate the network build-out. In each of its regions, the Company is assembling deployment teams which are in the process of selecting and acquiring cell sites and designing the networks. The Company is completing its initial radio engineering plans for deployment of CDMA systems in its New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston markets. The Company expects to complete its detailed design for all of its Markets by the fourth quarter of 1996.

     CDMA Technology. The Company has selected CDMA technology as the frequency management protocol for use in its digital wireless networks. Based on public announcements, CDMA is expected to be the most widely adopted PCS technology in the United States, covering more than 90% of the population. The Company believes that CDMA provides important performance benefits such as high voice quality, soft hand-off, extended handset battery life, expanded coverage and capacity and greater security. The Company also believes that CDMA will enable the Company to engineer its network coverage using fewer cell sites than would be required by alternative technologies. CDMA's widespread coverage should enable NextWave to enter into agreements which will provide for roaming virtually nationwide.

     Equipment Availability. In April 1996, the Company released its procurement requirements for CDMA infrastructure equipment and is currently engaged in product selection and vendor contract negotiations. There are over 20 companies worldwide that are licensed to manufacture and supply CDMA equipment, including Lucent Technologies, Hughes Network Systems, Fujitsu, LG InfoComm, Inc., Motorola, Northern Telecom, QUALCOMM, and SONY Electronics Inc. The Company expects to purchase equipment from multiple vendors.

                                 FINANCING PLAN

     NextWave will require substantial funds to finance the build-out of its PCS networks, to service its license purchase obligations, and to provide working capital for the Company's operations. The Company estimates that from May 1996 through December 1997 (assuming the grant of the PCS licenses in September 1996) its capital requirements will be approximately $1.3 billion, including capital expenditures, working capital, interest expense and the final down payment of approximately $210 million to the FCC. In addition, the Company expects to incur approximately $3.8 billion in 10-year government debt financing at a fixed interest rate equal to the 10-year Treasury Rate at the time the Company's licenses are granted (6.85% per annum at May 31, 1996), with no principal amortization until 2003.

     The Company intends to raise approximately $400 million in gross proceeds from the sale of the Notes offered hereby, a portion of which will be used to repay the approximately $130 million of the Company's Convertible Senior Subordinated Notes Due 2002 (the "Bridge Notes"). The Company also expects to raise approximately $300 million from an offering of the Company's Series B Common Stock, par value $.0001 per share (the "Series B Common Stock"). The Notes Offering will be contingent upon the successful completion of the Stock Offering. The Company also intends to enter into secured financing agreements with equipment vendors and other lenders. To date, the Company has raised approximately $450 million in private capital, of which approximately $210 million has been paid to the FCC as the Company's initial 5% down payment. The Company believes that the aggregate net proceeds from the Offerings, government loans, vendor financing and cash on hand will be sufficient to fund its operations and obligations at least until December 31, 1997. The Company believes such amounts will be sufficient to fund the initial network build-out of the New York City, Los Angeles/San Diego, Washington D.C./Baltimore, Boston and Houston markets.

     NextWave was incorporated in Delaware in May 1995, its principal executive offices are located at 9455 Towne Centre Drive, San Diego, California, 92121-1964 and its telephone number is (619) 597-4040.

                               THE NOTES OFFERING

Notes Offered..............  $400,000,000 gross proceeds of Senior Discount
                             Notes due 2006.

Issue Price................  $          per $1,000 principal amount at maturity
                             of Notes.

Maturity Date..............              , 2006.

Yield and Interest.........       % per annum (computed on a semi-annual bond
                             equivalent basis) calculated from             ,
                             1996. Cash interest will not accrue on the Notes
                             prior to             , 2001. Thereafter, cash
                             interest on the Notes will be payable, at a rate of
                                  % per annum, semi-annually on each
                                         and             , commencing
                                         , 2002. For U.S. federal income tax
                             purposes, purchasers of the Notes will be required to include amounts in gross income in advance of the receipt of the cash payments to which the income is attributable. See "Certain Federal Income Tax Considerations."

Optional Redemption........  The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or
                             after             , 2001 at the redemption prices
                             set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at
                             any time prior to             , 1999, the Company
                             may redeem up to 35% of the aggregate principal amount at maturity of the Notes with the net proceeds of (i) one or more Public Equity Offerings (as defined) or (ii) a sale of Common Stock (as defined) of the Company to a Strategic Equity Investor (as defined), in either case for gross proceeds of at least $150 million, at a price equal
                             to   % of the Accreted Value of the Notes
                             (determined at the redemption date) provided that not less than 65% of the Notes originally issued remain outstanding immediately after giving effect to any such redemption. See "Description of the Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control, each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at 101% of the Accreted Value thereof in the case of any such
                             repurchase prior to             , 2001 or 101% of
                             the principal amount at maturity thereof, plus accrued and unpaid interest, if any, to the date of repurchase, in the case of any such repurchase on
                             or after             , 2001. There can be no
                             assurance that the Company will have the financial resources necessary to repurchase the Notes upon a Change of Control. See "Description of the
                             Notes -- Repurchase of Notes Upon a Change of Control."

Ranking....................  The Notes will represent general unsecured senior obligations of the Company. The Company is a
                             holding company with limited assets of its own that conducts substantially all of its business through its subsidiaries. The Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including indebtedness and trade
                             payables. As of             , 1996, after giving
                             pro forma effect to the Notes Offering, the Stock Offering and the incurrence of indebtedness to the federal government in respect of the PCS licenses for the Markets and the application of the net proceeds therefrom, but without giving effect to the indebtedness expected to be incurred by the Company's subsidiaries under certain vendor and other financing arrangements, the Company's subsidiaries would have had approximately
                             $          indebtedness outstanding to which
                             holders of the Notes would have been effectively subordinated in right of payment. See "Description of the Notes -- General" and "Risk
                             Factors -- Holding Company Structure; Structural Subordination of the Notes; Asset Encumbrances."

Original Issue Discount....  The Notes are being offered at an original issue discount for U.S. federal income tax purposes. Thus, although cash interest will not accrue on the
                             Notes prior to             , 2001 and interest will
                             not be payable on the Notes prior to             ,
                             2002, original issue discount (i.e., the difference between the principal and interest payable on the Notes and their issue price) will accrue from the issue date of the Notes and will be included as interest income periodically (including for periods
                             ending prior to             , 2001) in a holder's
                             gross income for United States federal income tax purposes generally in advance of receipt of the cash payments to which the income is attributable. See "Certain Federal Income Tax
                             Considerations -- Original Issue Discount."

Certain Covenants..........  The Indenture governing the Notes will contain certain covenants which, among other things, will restrict the ability of the Company and its Restricted Subsidiaries (as defined) to (i) incur additional indebtedness; (ii) pay dividends or make distributions in respect of its capital stock or make certain other restricted payments; (iii) create liens; (iv) enter into certain transactions with affiliates or related persons; (v) sell certain assets; (vi) engage in any business other than the Permitted Business (as defined); or (vii) consolidate, merge or sell all or substantially all of its assets. These covenants are subject to important exceptions and qualifications. See "Description of the Notes -- Covenants."

Use of Proceeds............  The net proceeds of the Notes Offering, estimated
                             to be approximately $          million, will be
                             used by the Company to redeem all of its outstanding Bridge Notes, to make debt service payments to the U.S. Government in connection with the financing of the Company's PCS licenses, to fund pre-construction activities, to fund the initial costs associated with implementing the Company's business plan, to fund construction and operation of the Company's PCS networks and for general corporate purposes.

     For additional information concerning the Notes and the definitions of certain capitalized terms used above, see "Description of the Notes."

                                  RISK FACTORS

     An investment in the Notes involves certain risks. Accordingly, prospective purchasers of Notes should carefully consider the factors set forth under "Risk Factors" prior to making an investment.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following data, for the period from May 16, 1995 (inception) to December 31, 1995, have been derived from the Company's audited financial statements, including the consolidated balance sheet at December 31, 1995 and the related consolidated statements of operations and of cash flows for the period from May 16, 1995 (inception) to December 31, 1995 appearing elsewhere in this Prospectus. The data for the three months ended March 31, 1996 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited period. The summary unaudited consolidated financial data as of and for the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future year. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                         PERIOD FROM MAY 16,
                                                         1995 (INCEPTION) TO         THREE MONTHS
                                                          DECEMBER 31, 1995      ENDED MARCH 31, 1996
                                                         -------------------     --------------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
STATEMENT OF OPERATIONS DATA:
  Consulting revenues..................................       $     173                $  1,881
  Total operating expenses.............................           1,753                   1,349
                                                               --------                --------
  Operating (loss) income..............................          (1,580)                    532
  Other expenses.......................................              --                    (150)
  Interest expense, net................................            (314)                   (726)
                                                               --------                --------
  Net loss.............................................       $  (1,894)               $   (344)
                                                               ========                ========
PRO FORMA(1):
  Net (loss) income per share (unaudited)..............       $   (0.01)               $   0.00
  Shares used in computing net loss per share
     (unaudited).......................................         272,730                 272,753
RATIO OF EARNINGS TO FIXED CHARGES (2)                               --                      --

                                                                         AS OF MARCH 31, 1996
                                                  AS OF       ------------------------------------------
                                               DECEMBER 31,                                 PRO FORMA
                                                   1995       HISTORICAL   PRO FORMA(3)   AS ADJUSTED(4)
                                               ------------   ----------   ------------   --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital............................    $(75,212)    $ (172,827)   $   26,993       $
  Total assets...............................      84,834        189,778     4,229,346
  Total FCC license debt.....................          --             --     3,781,069
  Other long-term debt.......................          24             11       158,176
  Total stockholders' equity.................       5,006          8,418       289,252

- ---------------
(1) See Note 2 of Notes to Consolidated Financial Statements for a description of the computation of pro forma net (loss) income per share and shares used in computing net (loss) income per share.
(2) For the purpose of calculating the ratio of earnings to fixed charges as prescribed by the rules and regulations of the Securities and Exchange Commission, earnings represent pre-tax income (loss) from continuing operations plus fixed charges, less interest capitalized. Fixed charges represent interest (including amounts capitalized), the portion of rent expense deemed to be interest and amortization of deferred financing costs. For the period from May 16, 1995 (inception) to December 31, 1995 and the three months ended March 31, 1996, earnings were inadequate to cover fixed charges and resulted in coverage deficiencies of $1,894 and $344, respectively.
(3) The Pro Forma column reflects the effect on the Company's financial position of certain events which occurred subsequent to March 31, 1996, including (i) the issuance of Series B Common Stock for $170,500 of contingent stock purchase subscriptions outstanding at March 31, 1996 and $106,410 subscribed in April and May 1996, (ii) the issuance of $27,419 of Convertible Promissory Notes, (iii) the Company's FCC license down payment made in the amount of $130,834, net of the deposit of $79,225 paid in December 1995,
    (iv) the issuance of Bridge Notes payable in the aggregate gross principal amount of $130,348, and (v) the issuance of Series A Common Stock to founders for additional capital contributions of $3,950, comprised of $1,440 in cash and $2,510 in the form of promissory notes. The Pro Forma column also reflects the effect of the expected grant of the FCC licenses including: (i) the payment of remaining FCC license down payment in the amount of $210,059 and $3,781,069 as long-term debt, and

    (ii) capitalization as an intangible asset of the FCC licenses to be awarded for an aggregate purchase price of $4,201,187. See Unaudited Note 12 of Notes to Consolidated Financial Statements.
(4) The Pro Forma As Adjusted column reflects the effect on the Company's financial position of all of the events and transactions referred to in note
    (3) above, the Notes Offering, the Stock Offering, at an assumed aggregate
    gross public offering price of $         , and the initial application of
    the aggregate estimated net proceeds from the Offerings. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prior to making an investment in the Notes, prospective purchasers should carefully consider all of the information contained in this Prospectus and, in particular, should evaluate the following risk factors. Certain statements in this Prospectus that are not historical fact constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following risks:

DEVELOPMENT STAGE COMPANY; FUTURE OPERATING LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS

     The Company is at an early stage of development and, as of the date of this Prospectus, has had no commercial PCS operations and, consequently, has limited historical financial information upon which a prospective investor could perform an evaluation. The Company will incur significant expenses in advance of generating revenues and is expected to realize significant operating losses in its initial stages of operations. The Company is subject to all risks typically associated with a start-up entity. These risks will include the Company's ability to implement its strategic plan in the manner set forth herein, including continuing to attract and retain qualified individuals and the ability to raise appropriate financing as necessary. As such, no assurance can be given as to the timing and extent of revenue receipts and expense disbursements or the Company's ability to successfully complete all the tasks associated with developing and maintaining a successful enterprise. In addition, there can be no assurance that the Company will be able to successfully manage operations. Management's failure to guide and control growth effectively (including implementing adequate systems, procedures and controls in a timely manner) could have a material adverse effect on the Company's financial condition and results of operations and its ability to pay principal of at maturity, and interest on, the Notes.

     The Company believes that its future operating results over both the short and long term will be subject to annual and quarterly fluctuations due to several factors, some of which are outside the control of the Company. These factors include the significant cost of building the PCS networks (including any unanticipated costs associated therewith), fluctuating market demand for the Company's services, establishment of a market for PCS, pricing strategies for competitive services, delays in the introduction of the Company's services, new offerings of competitive services, changes in the regulatory environment, the cost and availability of PCS infrastructure and subscriber equipment and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has incurred cumulative net losses through March 31, 1996 of approximately $2.2 million. These losses resulted primarily from expenditures associated with organizational and start-up activities, research and development of the Company's products and equipment and the Company's pursuit of PCS licenses in the FCC's C-Block Auction. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years, while it develops and constructs its PCS networks and builds its customer base. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from operating activities in the future. If the Company cannot achieve operating profitability or positive cash flow from operating activities in a timely manner, it may not be able to meet its working capital or debt service requirements, including its obligations in respect of the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

     Following completion of the Offerings, the Company will be highly leveraged. The indebtedness to the U.S. Government for the award of PCS licenses will be approximately $3.8 billion after required down payments in the aggregate amount of $420 million, with initial annual interest payments of approximately $260 million (assuming an interest rate of 6.85% per annum), payable in quarterly installments following the FCC's granting of the licenses. See "Certain Indebtedness -- PCS License Debt." The Company may incur substantial financial penalties, license revocation or other enforcement measures at the FCC's discretion in the event that the Company becomes unable to make timely payments on its government indebtedness. In the event that the Company anticipates defaulting on any required payment, it may request a three to six month grace period before the FCC cancels its license. In the event of default by the Company, the FCC could reclaim the licenses, reauction them, and subject the Company to a penalty comprised of the difference between the price at which it acquired its license and the amount of the winning bid at the reauction, plus an additional penalty of three percent of the subsequent winning bid. There can be no assurance that the Company will submit all of the required payments pursuant to the FCC's installment payment plan in a timely manner. See "Regulation of The Wireless Telecommunications Industry -- The Entrepreneurs' Block -- Penalties for Payment Default."

     As of March 31, 1996, after giving pro forma effect to the Offerings and the award of the PCS licenses for which the Company has been named the winning
bidder, the Company's total indebtedness would have been $          , or
approximately      % of its total capitalization, and its stockholders' equity
would have been $     million. For the quarter ended March 31, 1996, after
giving pro forma effect to the Offerings, the Company would have had a negative ratio of earnings to fixed charges and an earnings coverage deficiency of $ million. In addition, the Company intends to enter into secured financing agreements with equipment manufacturers and other vendors during the next 12 to 18 months in connection with the build-out of its PCS networks. Although the Offerings facilitate the Company's entry into the PCS business and are expected to improve the Company's financial flexibility, the Company's total indebtedness and debt service requirements will be substantially increased as a result of the Notes Offering, and the Company will continue to be subject to significant financial restrictions and limitations.

     The Company's leverage could have important consequences on the following:
(i) the Company's vulnerability to general economic and industry conditions,
(ii) the Company's ability to obtain additional financing to fund future unknown capital requirements, capital expenditures or other general corporate purposes,
(iii) the application of a substantial portion of the Company's cash flow from operations to the payment for principal of and interest on indebtedness and (iv) the possibility that the Company will not have sufficient funds to pay interest on the indebtedness or to repay the indebtedness at maturity.

NEED FOR ADDITIONAL FINANCING; STATUS AS A GOING CONCERN

     The development, construction and initial start-up phase associated with the construction of the Company's PCS networks will require substantial capital investment. The Company is offering $400 million gross proceeds of Notes in the
Notes Offering and             shares of Series B Common Stock in the Stock
Offering for estimated aggregate net proceeds to the Company of $            .
The Company believes that the net proceeds from the Offerings, together with vendor financing and cash on hand will be sufficient to fund the initial network build-out of the New York City, Los Angeles/San Diego, Washington D.C./Baltimore, Boston and Houston markets and service its debt through the end of 1997. The Company anticipates that it will require significant additional capital to complete its network build-out beyond 1997. The report of independent accountants with respect to the Company's consolidated financial statements as of December 31, 1995 contains an explanatory paragraph stating that the Company's capital requirements raise a substantial doubt about the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Consolidated Financial Statements."

     Sources of additional capital may include additional vendor financing and public and private equity and debt financings by the Company or its subsidiaries. The Company currently has limited sources of income. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company and within any limitations that may be contained in the Notes or the Indenture governing the Notes, the vendor financing or any additional financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and could have a material adverse effect on the Company's financial condition and results of operations.

HOLDING COMPANY STRUCTURE; STRUCTURAL SUBORDINATION OF THE NOTES; ASSET ENCUMBRANCES

     NextWave is a holding company with limited assets of its own, and upon commencement of its operations, the Company will conduct its business through its various subsidiaries. The ability of the Company's creditors, including holders of the Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation or administration of any such subsidiary will be subject to the prior claims of the subsidiaries' creditors, including the FCC, tax authorities, lenders and trade creditors. In addition, the ability of the Company's creditors, including the holders of the Notes, to participate in distributions of assets of the Company's subsidiaries will be limited to the extent the outstanding shares of any of the Company's subsidiaries are pledged to secure other creditors of the Company or its subsidiaries.

     The Notes will be obligations solely of the Company. The ability of the Company to pay interest on the Notes or to repay the Notes at maturity or otherwise may be dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of repayment of loans, dividends or otherwise. The Company's subsidiaries have no obligation, contingent or otherwise, to pay amounts due on the Notes or to make funds available therefor. Because such subsidiaries will not be required to pay amounts due on the Notes, any right of the Company to receive assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in the distribution of proceeds from those assets) will be structurally subordinated to the claims of the subsidiaries' creditors. Furthermore, holders of indebtedness of the Company's subsidiaries may materially limit dividends and payments on intercompany indebtedness to the Company, including payments necessary to fund amounts owing under the Notes.

     A substantial portion of the indebtedness of the Company and its subsidiaries (other than the Notes and the Bridge Notes) can be expected to be secured, which could have material consequences to the holders of the Notes. The principal fixed assets of the Company and its subsidiaries will consist of infrastructure equipment. The value of these assets is derived from the deployment of these assets in the PCS business. These assets are highly specialized and, taken individually, can be expected to have limited marketability. Consequently, in the event of a realization by the Company's secured creditors on the collateral securing the Company's secured debt, creditors would likely seek to sell the assets as an entirety in order to maximize proceeds realized. The prices obtained upon any such sale and the amounts available to satisfy the Company's obligations on the Notes could be adversely affected by the necessity of obtaining FCC approval and by compliance with other applicable governmental regulations.

UNCERTAINTY OF FINAL AWARDS OF LICENSES FROM C-BLOCK AUCTION; LITIGATION

     While the Company has filed its PCS license applications, the FCC has not yet granted any PCS licenses to the Company. In light of numerous allegations reported in the press and in correspondence to the FCC by competing bidders, the Company believes that its applications for these licenses may be subject to challenges by various competing bidders and other interested parties in the C-Block Auction. In addition, the FCC has been informally requested to commence an investigation of bidders (specifically including the Company) with numerous foreign investors to determine whether any C-Block applicants have violated the foreign ownership restrictions of the Communications Act of 1934, as amended (the "Communications Act"). There can be no assurance that the Company will be successful in defending such challenges and will be finally awarded all of these licenses. Additionally, the Company participated in the C-Block Auction as a Small Business (as defined by FCC rules) and believes it has satisfied all requirements necessary to meet the Small Business standard and the FCC's foreign ownership restrictions and will continue to take any actions needed to maintain such status. Nonetheless, there can be no assurance that there will not be challenges of the Company's status as a Small Business. If the Company were found to be ineligible or otherwise disqualified from holding C-Block PCS licenses, the FCC could impose substantial financial and regulatory penalties on it, up to and including the refusal to grant PCS licenses. In the event that the Company were denied these PCS licenses, the Company would not be authorized to offer PCS services in the Markets. See "-- Government Regulation" and "Regulation of The Wireless Telecommunications Industry."

PCS SYSTEM IMPLEMENTATION AND OPERATION RISKS

     Unlike certain other PCS carriers, the Company plans to perform substantially all of its own network design and systems engineering. There can be no assurance that the Company's design and systems engineering teams will be successful in implementing its PCS networks, or that such networks will perform as well or better than PCS networks designed by infrastructure equipment vendors. In addition, the Company will need to hire additional engineering personnel and make extensive use of outside contractors to deploy its PCS networks. There can be no assurance that the Company will be able to locate and hire such additional engineering resources. The failure to do so could have a material adverse effect on the Company's timely deployment of its PCS networks and its financial condition and results of operations.

     The successful construction of the Company's PCS networks will depend, to a significant degree, on the Company's ability to lease or acquire sites for the location of its base station transmitter equipment. The site selection process will require the negotiation of lease or acquisition agreements for approximately 5,000 sites for the Company's PCS networks, and will likely require the Company to obtain zoning variances or other governmental approvals or permits. The Company has retained consultants to provide site identification and acquisition services in each of the Markets. The Company expects that the site acquisition process will continue throughout the construction of the Company's PCS networks. Each stage of the process involves various risks and contingencies, many of which are not within the control of the Company and any of which could adversely affect the construction of the Company's PCS networks.

     There can be no assurance that the Company will be able to construct its PCS networks in any particular market in accordance with its current construction plan and schedule. If the Company is not able to implement its construction plan, the Company may not be able to provide services comparable to those provided by the cellular and other PCS operators in its PCS markets, and, as a result, the Company's growth may be limited. In addition, each of the Company's licenses is subject to an FCC requirement that the Company construct network facilities that offer coverage to at least one-third of the population in each such PCS market within five years of the grant of the applicable license and to at least two-thirds of the population within ten years of the grant. Failure to comply with these requirements could result in the revocation or forfeiture of the Company's licenses or the imposition of fines on the Company by the FCC. The construction of the Company's PCS networks is subject to successful completion of the design of the networks, site and facility acquisitions, the purchase and installation of the networks' equipment, testing of the networks and satisfactory relocation or other accommodation of microwave users currently using the spectrum. Winners of the A-Block and B-Block PCS licenses, which were granted their licenses in June 1995, have a significant head-start in constructing their networks. Most cellular licensees have at least a five to ten-year time advantage over PCS licensees and are currently upgrading their networks to digital technology. Therefore, delays in any of these implementation areas could have a material adverse effect on the Company.

     In addition, the implementation of the construction plan is subject to the availability of the CDMA infrastructure equipment that the Company plans to use. There is considerable demand for PCS infrastructure equipment, manufacturers of such equipment have substantial backlogs of orders and lead times for delivery of such equipment are long. The Company intends to enter into additional agreements for the supply of infrastructure and/or subscriber equipment. However, there can be no assurance that the Company will be able to purchase equipment on terms favorable to the Company, or at delivery dates required by the Company to construct its PCS networks in a timely manner. In addition, there are certain risks in the Company's strategy of building-out its networks in phases. There can be no assurance that the Company will be able to successfully deploy its initial networks to achieve maximum population coverage in its targeted urban markets within the expected time frame and an acceptable construction budget.

     The Company's success in the implementation and operation of its system is subject to other factors beyond the Company's control. These factors include, without limitation, changes in general and local economic conditions, availability of equipment necessary to operate the PCS system, changes in communications service rates charged by others, changes in the supply and demand for PCS and the commercial viability of PCS systems as a result of competition with wireline and wireless operators in the same geographic area, demographic changes that might affect negatively the potential market for PCS, changes in the federal and state regulatory scene affecting the operation of PCS systems (including the enactment of new statutes and the promulgation of changes in the interpretation or enforcement of existing or new rules and regulations) and changes in technology that have the potential of rendering obsolete the Company's technology and equipment. In addition, the extent of the potential demand for PCS cannot be estimated with any degree of certainty. There can be no assurance that one or more of these factors will not have an adverse effect on the Company's financial condition and results of operations or on its ability to pay principal of at maturity, and interest on, the Notes.

RELIANCE ON "CARRIERS' CARRIER" STRATEGY; DEPENDENCE ON MAJOR CUSTOMERS

     The Company's business strategy is to act primarily as a "carriers' carrier," wholesaling MOUs on its PCS networks. The Company expects that a significant portion of its MOUs will be sold to a limited number of large customers. As a result, these customers may have significant leverage in negotiating favorable pricing terms with the Company. There can be no assurance that there will be sufficient wholesale demand for MOUs to fully utilize the capacity of the Company's networks, and if such demand exists, whether such demand will be at prices that will permit the Company to generate operating profits. While the Company has had discussions with several large potential customers, there can be no assurances as to whether agreements on terms acceptable to the Company can be entered into with such potential major customers. To the extent that the Company sells a significant portion of its MOUs to a limited number of customers, the Company will be reliant upon the continued viability of such customers, and their continuing purchases of the Company's MOUs. The loss of one or more of these large customers could have a material adverse effect on the Company's financial condition and results of operations. To a certain extent, the viability of this strategy is dependent upon the scarcity of radio spectrum. Accordingly, the Company's strategy could be adversely affected by a decision by Congress, the National Telecommunications and Information Administration ("NTIA") and/or the FCC to allocate additional spectrum for mobile services. Currently, a bill is pending before Congress which may result in the allocation of additional spectrum for such services.

     If the Company is unable to sell a substantial amount of MOUs on a wholesale basis to PCS service providers, the Company may be required to develop new distribution channels, including retailing PCS services directly to end users. The Company would have to incur substantial marketing and sales costs to develop a significant retail presence. There can be no assurance that the Company would have the financial and personnel resources to become a significant retailer of PCS services.

UNCERTAINTY OF CDMA COMMERCIAL OPERATIONS; ABILITY TO OFFER ROAMING SERVICES; HANDSETS

     CDMA technology has not been implemented on a wide commercial scale in the United States and has been used internationally on a limited basis. The first commercial use of CDMA began in October 1995 in Hong Kong. As of the end of April 1996, the Hong Kong network had 20,000 subscribers. There can be no assurance that CDMA technology will be successful in a broader market. In addition, certain networks implementing CDMA have experienced problems in their early trials including poor hand-offs (the transfer of a subscriber from one cell to another as the subscriber travels through geographic areas) and problems with analog interference with dual-mode CDMA handsets for 800 MHz cellular operations. See "The Wireless Telecommunications Industry -- PCS Technology." While the Company believes that some of the problems are unique to 800 MHz cellular operations and solutions for other problems have been identified and are in the process of being resolved, there can be no assurance that the Company will not encounter the same or other technological problems.

     A risk associated with the Company's selection of CDMA technology is the ability of the Company to offer PCS roaming service to its customers' subscribers when they are in other markets. In order for the Company's subscribers to roam in other wireless markets (and vice versa), at least one PCS licensee in the other market must utilize CDMA technology and roaming arrangements must be agreed upon between the Company and such other PCS licensee, or the subscribers must use a dual-band phone that would permit the subscriber to use the cellular system existing in the other market. The Company has been advised that such dual-band phones are not expected to be available until 1997 at the earliest. Based on public announcements by A-Block and B-Block licensees and winning bidders in the C-Block Auction, the Company believes that

CDMA will be widely deployed in the U.S. Nevertheless, such PCS licensees are under no regulatory obligation to use any particular access technology. There can be no assurance that PCS licensees planning to use CDMA technology will not elect to use Time Division Multiple Access ("TDMA"), Global System for Mobile Communications ("GSM") or some other technology in the future.

     Currently there are very few suppliers of CDMA handsets. Additional suppliers are scheduled to deliver CDMA handsets commencing in the second quarter of 1997. There can be no assurance, however, that those suppliers will commence production or, if they do commence production, that they will be able to deliver quality handsets in sufficient quantities and at desirable prices. Handsets used for PCS systems cannot currently be used with analog cellular systems and vice versa. While the Company believes that dual-band handsets that allow a user to access both PCS systems and analog cellular networks will be commercially available in 1997, there can be no assurance that such handsets can be successfully manufactured or that consumers can obtain such handsets at competitive prices. In addition, dual-band full digital handsets are expected to be larger and more expensive than single-mode handsets. The lack of interoperability or the comparatively higher cost of such handsets may impede the Company's ability to attract potential new wireless communications resellers.

CONTROL BY CERTAIN STOCKHOLDERS; ANTIDILUTION PROVISION FOR SERIES A COMMON
STOCK

     The FCC requires C-Block applicants utilizing the equity structure selected by the Company to have certain investors meeting financial qualifications ("Control Group") hold no less than 25% of the Company's total equity, on a fully diluted basis, and a majority of the total voting stock, and have both de facto and de jure control of the Company. After the Stock Offering, the Control Group, as the holders of the Company's Series A Common Stock, will hold no less than 25% of the outstanding equity of the Company on a fully-diluted basis. As a result of its equity ownership and the corporate governance provisions regarding voting, the holders of the Series A Common Stock will have the right to elect a majority of the Board of Directors and will have majority voting control of the Company, with the exception of certain extraordinary corporate actions which require approval of the holders of the Series B Common Stock voting together as a class. Although the Company believes its structure and governance fully comply with FCC rules, these rules are new and have not been tested in any specific case before the FCC or in any court.

     In addition, Navation Inc., a corporation owned by Mr. Allen Salmasi, the Company's Chairman of the Board, President and Chief Executive Officer, and members of his immediate family, controls more than 50% of the outstanding Series A Common Stock. Should Mr. Salmasi die or become incapacitated or ineligible to beneficially own the Series A Common Stock, Mr. Salmasi's wife and children, as the remaining stockholders of Navation Inc., would then control the Company. Navation Inc. must maintain de facto and de jure control of the Company for at least three years (unless the FCC eliminates its three-year transfer restriction in a pending rule-making proceeding) and, in years four and five, Navation may transfer its control of the Company only to another entity that would have been eligible to participate in the C-Block Auction. If Mr. Salmasi were to relinquish control before this three-year period expires, or after the three-year period to an entity not deemed a "Small Business," the Company could incur substantial unjust enrichment penalties. See "-- Government Regulation."

     FCC requirements prohibit the Control Group (which consists in part of the Company's senior management team) from being forced to surrender its shares of Series A Common Stock or to give up its conversion rights until three years from the date the Company is awarded its C-Block PCS Licenses. In addition, the Company's Restated Certificate of Incorporation requires the holders of Series A Common Stock to maintain voting control by electing a majority of the Board of Directors during the initial ten-year term of the PCS licenses and prohibits members of the Company's senior management team from being removed or replaced by action of the holders of the Series B Common Stock.

     The holders of the Series A Common Stock of the Company will hold a 25% interest in the Company's equity on a fully diluted basis, pursuant to the Company's Restated Certificate of Incorporation, in compliance with FCC regulations. In the event the Company issues additional equity which would otherwise dilute the holders of Series A Common Stock below the required percentage ownership interest during the initial ten-year term, the Company's Restated Certificate of Incorporation requires conversion of each share of Series A Common Stock (other than 1,000 shares) into two shares of Series B Common Stock (for the first 35% of the outstanding Series A Common Stock) and conversion on a one-for-one ratio together with the issuance of certain warrants to purchase shares of Series B Common Stock at its fair market value at the time of issuance of such warrants (for the remaining 65% of the Series A Common Stock). In the event that all shares of the Series A Common Stock (other than 1,000 shares) have been converted, the Control Group's 25% interest is to be maintained by issuing warrants to purchase shares of Series B Common Stock at an exercise price equal to the fair market value of such shares at the time of issuance to the current holders of the Series A Common Stock at the time of further issuances of Series B Common Stock. The FCC's rules require the exercise price of convertible instruments to be less than or equal to the fair market value of such shares at the time of the C-Block short-form filing date. However, in a published informal FCC staff interpretation of the applicable FCC rule, the FCC stated that such exercise price can be equal to the current market value at the time of issuance. Informal FCC staff opinions are not binding on the agency and there can be no assurance that the FCC will not overturn its staff interpretation. This will subject the holders of Series B Common Stock to a disproportionate amount of dilution in the event of additional equity financings. The FCC's prohibition against diluting the holders of Series A Common Stock below a certain level of equity ownership could negatively impact the Company's ability to attract additional equity financing. In addition, at any time after the Stock Offering, the Series A Common Stock may be converted voluntarily by the holders thereof at the conversion ratios described above in this paragraph.

COMPETITION

     Competition in the wireless telecommunications industry is intense. There can be no assurance that the Company will be able to compete successfully or that new technologies and products that are more commercially effective than the Company's technologies and products will not be developed. In addition, many of the Company's competitors have substantially greater financial, technical, marketing, sales and distribution resources than those of the Company. Some competitors are expected to market other services, such as cable television access, landline telephone service and Internet access with their wireless telecommunications service offerings. Several of the Company's competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless telecommunications networks that cover most of the United States.

     Since the Company will primarily provide reseller opportunities to its wholesale customers on its wireless networks, the Company's resellers will compete directly with other PCS providers in each of its markets, including principal competitors PrimeCo Personal Communications L.P., Sprint Spectrum L.P. and AT&T Wireless Services, Inc. The FCC issued PCS licenses to the A-Block and B-Block license winners in June 1995. Accordingly, the holders of the A-Block and B-Block PCS licenses in the Company's BTAs have a significant time to market advantage over the Company. Since November 15, 1995, Sprint Spectrum has operated a commercial PCS operation in the Baltimore/Washington, D.C. market, with more than 80,000 subscribers as of May 1996. There can be no assurance that such time-to-market advantage will not have a material adverse effect on the Company's successfully implementing its wholesale strategy. In addition, the increase in the number of PCS competitors in each of the Company's markets is expected to lead to substantial increases in the capacity of wireless MOUs available in such markets. Many cellular providers currently sell MOUs on a wholesale basis to other carriers as well as on a retail basis to consumers. The Company anticipates that such cellular providers, as well as new PCS providers, will compete with the Company in the future and offer to wholesale MOUs for digital wireless services.

     The Company also expects that the two existing cellular providers in each market, virtually all of which have infrastructure in place, a customer base and brand-name, and have been operational for five to ten years or more, will upgrade their networks to provide comparable services in competition with the Company. Principal cellular providers in the Company's PCS markets are AirTouch Communications, Inc., Ameritech Cellular, AT&T Wireless Services, Inc., Bell Atlantic NYNEX Mobile, BellSouth Mobility, Inc., GTE Mobilnet Communications Corporation, and Southwestern Bell, Inc. Most of these companies also hold interests in PCS licenses outside of their respective cellular markets.

     The Company expects to compete with other communications technologies that now exist, such as paging (including two-way digital paging), enhanced specialized mobile radio ("ESMR") and domestic and global mobile satellite service ("MSS"). In the future, cellular service and PCS will also compete more directly with traditional landline telephone service providers, energy utilities, local multipoint-distribution service and cable operators who expand into the offering of traditional communications services over their cable systems and utilities seeking to offer communications services by leveraging their existing infrastructure. In addition, the Company may face competition from technologies that may be introduced in the future. See "--Government Regulation" and "Business -- Competition."

LIMITED PCS OPERATING HISTORY IN THE UNITED STATES; SIGNIFICANT CHANGE IN THE WIRELESS INDUSTRY

     PCS systems have limited operating history in the United States and there can be no assurance that operation of these systems will become profitable. In addition, the extent of potential demand for PCS in the Company's markets cannot be estimated with any degree of certainty. The wireless telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences. There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly access rates may continue to decline. As a result, the future prospects of the industry and the Company and the success of PCS and other competitive services remain uncertain.

GOVERNMENT REGULATION

     The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by state regulatory agencies, the FCC, Congress and the courts. There can be no assurance that the FCC, Congress, the courts or state agencies having jurisdiction over the Company's business will not adopt or change regulations or take other actions that would adversely affect the Company's financial condition or results of operations. Many of the FCC's rules for the C-Block Auction and the PCS licenses acquired thereunder have not been tested by the courts and are subject to being changed by Congressional action. In addition, FCC licenses to provide PCS services are subject to renewal and revocation. The Company's PCS licenses will have ten year renewable terms. There can be no assurance that the Company's licenses will be renewed. See "Regulation of The Wireless Telecommunications Industry."

     The Telecommunications Act of 1996 (the "1996 Act") mandates significant changes in existing regulation of the telecommunications industry to promote competitive development of new service offerings, to expand public availability of telecommunications services and to streamline regulation of the industry. Included in these mandates are requirements that the LECs must (i) permit other competitive carriers, which may include PCS licensees, to interconnect to their networks, (ii) establish reciprocal compensation agreements with competitive carriers to terminate traffic on each other's networks and (iii) offer resale of its local loop facilities. The implementation of these mandates by the FCC and state authorities potentially involves numerous changes in established rules and policies which could adversely affect the Company's financial condition and results of operations. See "Regulation of The Wireless Telecommunications Industry."

     The FCC has proceedings in process which could open up other frequency bands for wireless telecommunications and PCS-like services. The FCC also is considering in a pending rulemaking proceeding the eligibility of C-Block licensees to participate in future PCS auctions and the ability of PCS licensees to offer a variety of fixed services. There can be no assurance that these proceedings could not adversely affect the Company and the Company's ability to offer a full range of PCS services.

     The Company's broadband PCS operations are expected to use microwave communications facilities to "backhaul" its telecommunications traffic between fixed points in its service areas. Under new rules that become effective in August 1996, new microwave licenses carry a 10-year license term. The FCC has recently proposed to auction certain fixed microwave licenses, some of which the Company may seek to use. If adopted, this proposal would increase the Company's microwave license acquisition costs.

     Under existing law, the FCC can refuse or revoke certain licenses, including PCS licenses, if it finds that it would not be in the public interest for more than 25% of the capital stock of the parent of an FCC licensee to be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Although the Company's "long-form" license application filed with the FCC after the completion of the C-Block Auction indicates that the Company is in compliance with the FCC rules, if the foreign ownership of the Company, as the parent of FCC-licensed subsidiaries, were to exceed 25%, the FCC could refuse to grant or subsequently revoke the FCC licenses of its subsidiaries if the FCC found the public interest would be served thereby, although the Company could seek a declaratory ruling from the FCC that more than 25% foreign ownership was in the public interest, or take action to reduce the Company's foreign ownership percentage in order to avoid the loss of its licenses. The restrictions on foreign ownership could also adversely affect the ability of the Company to attract additional equity financing from entities that are, or are owned by, non-U.S. entities.

     Financial Affiliation Rules. To be financially eligible as an Entrepreneur and/or Small Business applicant for C-Block PCS licenses, the gross revenues and assets of the applicant's "financial affiliates," are counted towards (or "attributed to") the applicant's total gross revenues and total assets. Financial affiliation can arise from common investments, familial or spousal relationships, contractual relationships, voting trusts, joint venture agreements, stock ownership, stock options, convertible debentures and agreements to merge. Affiliates of noncontrolling investors with ownership interests that do not exceed the applicable FCC "passive" investor ownership thresholds are not attributed to C-Block applicants for purposes of determining whether such applicants financially qualify for the applicable C-Block Auction preferences. In the case of the equity structure chosen by the Company, no passive investor can own more than 25% of the Company's total equity or voting stock on a fully diluted basis.

     As discussed above, the FCC may consider parties to certain "joint ventures" (as that term is defined by the FCC from time to time) to be financially affiliated with each other under certain circumstances. The Company has entered into certain agreements with several of its noncontrolling investors, including SONY Electronics Inc., QUALCOMM and certain foreign investors. The FCC's application of its financial affiliation rules is largely untested and there can be no assurance that the FCC or the courts will not treat the Company's investors that are parties to such relationships as financial affiliates of the Company.

     In addition, if an entity makes bona fide loans to a C-Block applicant, the assets and revenues of the creditor would not be attributed to the applicant unless the creditor is otherwise deemed an affiliate of the applicant, or the loan is treated by the FCC as an equity investment and such treatment would cause the creditor/investor to exceed the applicable ownership interest thresholds (for purposes of both the financial affiliation and foreign ownership rules). Although the FCC permits a creditor/investor to use standard terms to protect its investment in C-Block applicants, such as covenants, rights of first refusal, and supermajority voting rights on specified issues (such as those for which the holders of the Company's Series B Common Stock have voting rights) the FCC has stated that it will be guided but not bound by criteria used by the Internal Revenue Service to determine whether a debt investment is bona fide debt. The Company has been extended loans by several creditor/investors, some of which are alien (non-U.S.) entities. There can be no assurance that the FCC will not treat such debt financings as equity, and that such treatment would not cause the Company to exceed the applicable foreign ownership thresholds.

MANAGEMENT OF GROWTH

     As the Company's business expands, the Company will need to implement enhanced operational and financial systems and will require additional employees and management, operational and financial resources. There can be no assurance that the Company will successfully implement and maintain such operational and financial systems or successfully obtain, integrate and utilize the required employees and management, operational and financial resources to manage a developing and expanding business. Failure to implement such systems successfully and use such resources effectively could have a material adverse effect on the Company's results of operations and financial condition.

RAPID TECHNOLOGICAL CHANGE

     The wireless PCS products industry is embryonic and, as such, is experiencing very rapid technological change. To remain competitive, the Company's technology business must develop or gain access to new technologies in order to increase product performance and functionality and increase cost-effectiveness. Given the emerging nature of the wireless PCS industry, there can be no assurance that the Company's products or technology, such as its selection of CDMA, will not be rendered obsolete by alternative technologies. The development of new wireless PCS products is highly complex and the Company could experience delays in developing and introducing its equipment. Alternative technological and service advancements could materialize in the future which could prove both viable and competitive to those employed by the Company in offering wireless services.

DEPENDENCE ON KEY MANAGEMENT

     Due to the experience of the senior management team, the Company will be highly dependent on the services of these individuals. Consequently, the loss of the services of one or more of these individuals could have a material adverse effect on the Company. Certain key managers of the Company have yet to be identified and any delay in identifying and any difficulty in hiring such key managers could negatively affect the Company.

HEALTH CONCERNS

     Allegations have been raised, but not proven, that the use of hand-held cellular/PCS phones may pose health risks to humans due to RF emissions from the handsets. Studies performed by wireless telephone equipment manufacturers have rebutted these allegations, and a major industry trade association and certain governmental agencies have stated publicly that the use of such phones poses no undue health risk. Regardless of the truth of these allegations, they could have an adverse effect on the Company.

     Concerns over RF emissions also may have the effect of discouraging the use of wireless communications devices, such as the PCS phones to be used with the Company's systems. The FCC currently is conducting a rulemaking proceeding to update the guidelines and methods used for evaluating RF emissions from radio equipment, including wireless telephones. The FCC's proposal, if adopted, would impose more restrictive standards on RF emissions from devices such as hand-held cellular telephones. Although CDMA handsets operate at lower power than other wireless handsets and therefore would comply with the proposed standards, if adopted, the same concerns about RF emissions could remain present with CDMA handsets. These concerns could have an adverse effect on the Company's financial condition and the results of its operations.

     In addition, digital wireless telephones have been shown to cause interference to some electronic devices, such as hearing aids and pacemakers. Industry trade associations, together with the University of Oklahoma Center for the Study of Wireless Electromagnetic Compatibility and other interested parties, currently are studying the extent of, and possible solutions to, this interference.

RELOCATION OF INCUMBENT FIXED MICROWAVE LICENSEES

     For a period of up to five years after the grant of a PCS license, PCS licensees will be required to share spectrum with existing fixed microwave licensees operating on the C-Block Spectrum. To secure a sufficient amount of unencumbered spectrum to operate its PCS networks efficiently, the Company may need to pay to relocate as many as 500 of these existing licensees to alternate spectrum locations or transmission technologies. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted (i) a transition plan to relocate such microwave incumbents and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the costs of the relocation. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations. There can be no assurance that the Company will be able to reach timely agreements to relocate these incumbents on terms acceptable to the Company. Any delay in the relocation of such licensees may adversely affect the Company's ability to commence timely commercial operation of its

PCS networks. Furthermore, depending on the terms of such agreements, if any, the Company's ability to operate its PCS networks profitably may be adversely affected. See "Regulation of The Wireless Telecommunications Industry."

UNCERTAINTY OF PROTECTION OF PROPRIETARY RIGHTS

     Although the Company relies on its equipment vendors to provide properly licensed equipment to provide PCS services, the Company's business relies on a combination of licensed patents, trademarks and non-disclosure and development agreements in order to establish and protect its proprietary rights. In addition, the Company expects to file patent applications relating to certain products under development by TELE*Code. There can be no assurance that such patents will issue, such patents allowed will be sufficiently broad to protect the Company's technology or that the confidentiality agreements and other methods on which the Company relies to protect its trade secrets and proprietary information will be adequate. See "Business -- Intellectual Property Rights." In addition, there can be no assurance that any patents issued or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a materially adverse effect on the Company's financial condition and results of operations regardless of the final outcome of such litigation. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies.

     If existing or future patents containing broad claims are upheld by the courts, the holders of such patents might be in a position to require the Company to obtain licenses. There can be no assurances that licenses which might be required for the Company's products would be available on reasonable terms, if at all. To the extent that licenses are unavailable, or not available on acceptable terms, no assurance can be made that the failure to obtain a license would not adversely affect the Company. See "Business -- Intellectual Property Rights."

CONSEQUENCES OF ORIGINAL ISSUE DISCOUNT

     The Notes will be issued at a substantial discount from their principal amount at maturity. Consequently, purchasers of the Notes generally will be required to include amounts in their gross income for federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable.

     If a bankruptcy case is commenced by or against the Company under the U.S. Bankruptcy Code after the issuance of the Notes, the claim of a holder of Notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the issue price and (ii) that portion of the original issue discount which is not deemed to constitute "unmatured interest" for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing would constitute "unmatured interest."

     See "Certain Federal Income Tax Considerations" for a more detailed discussion of the United States federal income tax considerations to the holders of the Notes resulting from the purchase, ownership and disposition of the Notes.

ABSENCE OF PRIOR PUBLIC MARKET FOR THE NOTES

     The Notes are new securities for which there is currently no market and the Company does not intend to apply for listing of the Notes on any securities exchange or to seek inclusion thereof on the National Association of Securities Dealers Automated Quotation System. The Underwriters have advised the Company that they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and any market making may be discontinued at any time without notice. Accordingly, no assurance can be given as to the liquidity of any trading market for the Notes or that any such trading market will develop. If an active public market for the Notes does not develop, their market price and liquidity may be adversely affected. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Notes Offering are expected to be
$     million, after deducting underwriting discounts and expenses of the Notes
Offering and the net proceeds to the Company from the Stock Offering are
estimated to be $          million (or $          million if the Underwriters'
over-allotment option is exercised in full), assuming an initial public offering
price for the Series B Common Stock of $          and after deducting
underwriting discounts and estimated offering expenses. The Company will use a portion of the net proceeds of the Offerings to make payments required in connection with the U.S. Government financing of its PCS licenses and will use a portion of the net proceeds to fund pre-construction activities related to its PCS networks, such as site planning and acquisition, system design, and planning for and implementing relocation of incumbent fixed microwave licensees. A portion of the proceeds from the Notes Offering will be used to redeem all of the Company's outstanding Bridge Notes. An aggregate principal amount of approximately $130 million of Bridge Notes was issued by the Company in April and May 1996. The Bridge Notes accrue interest at 2% per annum for a two-year period (commencing at the time the Company's PCS licenses are awarded) and thereafter at 12% per annum. Unless repaid earlier, the Bridge Notes mature on April 9, 2002. In the event the Company is unable to consummate the Notes Offering, the net proceeds from the issuance of the Bridge Notes will remain in escrow until the FCC's award of the Company's PCS licenses. The remainder of the net proceeds from the Offerings will be used to fund the initial costs associated with the construction and operation of the Company's networks, for possible expansion of the Company's footprint and for general corporate purposes. Pending such uses, the net proceeds of the Offerings will be invested in investment grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth the actual, pro forma and as adjusted debt and capitalization of the Company as of March 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                      AS OF MARCH 31, 1996
                                                          --------------------------------------------
                                                                                          PRO FORMA
                                                          HISTORICAL    PRO FORMA(1)    AS ADJUSTED(2)
                                                          ----------    ------------    --------------
                                                                     (DOLLARS IN THOUSANDS)
Debt:
  Notes payable to related party........................   $ 10,000      $       --        $
  Capital leases, including current portion.............         35              35
  FCC license debt(3)...................................         --       3,781,069
  Convertible senior subordinated notes payable.........         --         130,348
  Convertible notes payable.............................         --          27,817
  Notes offered hereby..................................         --              --
                                                              -----         -------           -----
     Total debt.........................................     10,035       3,939,269
                                                              -----         -------           -----
Stockholders' equity:
  Common Stock, $0.0001 par value, 500,000,000 shares
     authorized:
     Series A, 60,000,000 shares designated: 39,960,000
       shares issued and outstanding actual, 55,760,000
       shares issued and outstanding pro forma and as
       adjusted.........................................          4               6
     Series B, 278,980,556 shares designated: no shares
       issued and outstanding actual, 90,036,126 shares
       issued and outstanding pro forma,        shares
       issued and outstanding as adjusted(4)............         --               9
     Series C, 1,019,444 shares designated: no shares
       issued and outstanding actual, pro forma or as
       adjusted(5)......................................         --              --
Paid-in capital.........................................     13,136         293,985
Subscriptions receivable from founders..................     (2,484)             --
Common Stock notes receivable from founders.............         --          (2,510)
Deficit accumulated during development stage............     (2,238)         (2,238)
                                                              -----         -------           -----
          Total stockholders' equity....................      8,418         289,252
                                                              -----         -------           -----
     Total debt and capitalization......................   $ 18,453      $4,228,521        $
                                                              =====         =======           =====

- ---------------
(1) The Pro Forma column reflects the effect on the Company's financial position of certain events which occurred subsequent to March 31, 1996, including (i) the issuance of Series B Common Stock for $170,500 of contingent stock purchase subscriptions outstanding at March 31, 1996 and $106,410 subscribed in April and May 1996, (ii) the issuance of $27,419 of Convertible Promissory Notes, (iii) the Company's FCC license down payment made in the amount of $130,834, net of the deposit of $79,225 paid in December 1995, (iv) the issuance of Bridge Notes payable in the aggregate gross principal amount of $130,348, and (v) the issuance of Series A Common Stock to founders for additional capital contributions of $3,950 comprised of $1,440 in cash and $2,510 in the form of promissory notes. The Pro Forma column also reflects the effect of the expected grant of the FCC licenses, including: (i) application of the initial FCC deposit in the amount of $210,059, against the FCC long-term debt and payment of the remaining FCC license down payment in the amount of $210,059 and (ii) capitalization as an intangible asset of the FCC licenses expected to be awarded for an aggregate purchase price of $4,201,187. See Unaudited Note 12 of Notes to Consolidated Financial Statements.

(2) The Pro Forma As Adjusted column reflects the effect on the Company's financial position of the events referred to in note (1) above, the Notes Offering, the Stock Offering, at an assumed aggregate gross public offering
     price of $         , and the initial application of the estimated aggregate
     net proceeds from the Offerings. See "Use of Proceeds."

(3) Assumes the C-Block PCS licenses for which the Company was named the winning bidder are awarded to the Company, and required down payments in the aggregate amount of $420,118 are made by the Company. If such licenses are not ultimately awarded, the total capitalization would be reduced by the amount of the indebtedness to the FCC. See "Risk Factors -- Uncertainty of Final Awards of Licenses from C-Block Auction; Litigation."

(4) Excludes (i) 7,385,000 shares of Series B Common Stock issuable upon exercise of options outstanding under the 1995 Stock Option Plan as of March 31, 1996 (of which options for no shares are exercisable as of March 31, 1996), (ii) 940,556 shares of Series B Common Stock issuable upon exercise of the warrants outstanding as of March 31, 1996, (iii) 32,587,000 shares of Series B Common Stock issuable upon conversion of the Bridge Notes (or up to 32,587,000 shares issuable upon exercise of warrants to be issued upon repayment of such Bridge Notes), and (iv) 7,234,756 shares of Series B Common Stock issuable upon conversion of $27,419 of Convertible Promissory Notes as of March 31, 1996.

(5) Excludes 1,019,444 shares of Series C Common Stock issuable upon conversion of $398 aggregate principal amount of convertible debt held by QUALCOMM. Pursuant to the Company's Restated Certificate of Incorporation, upon consummation of the Stock Offering, all rights to acquire shares of Series C Common Stock will be automatically converted into rights to acquire an equal number of shares of Series B Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following data for the period from May 16, 1995 (inception) to December 31, 1995, have been derived from the Company's audited financial statements, including the consolidated balance sheet at December 31, 1995 and the related consolidated statements of operations and of cash flows for the period from May 16, 1995 (inception) to December 31, 1995 appearing elsewhere in this Prospectus. The data for the three months ended March 31, 1996 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited period. The selected unaudited consolidated financial data as of and for the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future year. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                       PERIOD FROM MAY 16,      THREE MONTHS
                                                                       1995 (INCEPTION) TO          ENDED
                                                                        DECEMBER 31, 1995      MARCH 31, 1996
                                                                       -------------------     ---------------
                                                                            (DOLLARS IN THOUSANDS, EXCEPT
                                                                                   PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Consulting revenues................................................       $     173             $   1,881
  Total operating expenses...........................................           1,753                 1,349
                                                                       -------------------     ---------------
  Operating (loss) income............................................          (1,580)                  532
  Other expenses.....................................................              --                  (150)
  Interest expense, net..............................................            (314)                 (726)
                                                                       -------------------     ---------------
  Net loss...........................................................       $  (1,894)            $    (344)
                                                                       ===============         ============
PRO FORMA (1):
  Net (loss) income per share (unaudited)............................       $   (0.01)            $    0.00
  Shares used in computing net loss per share (unaudited)............         272,730               272,753
RATIO OF EARNINGS TO FIXED CHARGES (2)                                             --                    --

                                                                                   AS OF MARCH 31, 1996
                                                            AS OF       ------------------------------------------
                                                         DECEMBER 31,                                 PRO FORMA
                                                             1995       HISTORICAL   PRO FORMA(3)   AS ADJUSTED(4)
                                                         ------------   ----------   ------------   --------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital......................................    $(75,212)    $ (172,827)   $   26,993       $
  Total assets.........................................      84,834        189,778     4,229,346
  Total FCC license debt...............................          --             --     3,781,069
  Other long-term debt.................................          24             11       158,176
  Total stockholders' equity...........................       5,006          8,418       289,252

- ---------------
(1) See Note 2 of Notes to Consolidated Financial Statements for a description of the computation of pro forma net (loss) income per share and shares used in computing net (loss) income per share.

(2) For the purpose of calculating the ratio of earnings to fixed charges as prescribed by the rules and regulations of the Securities and Exchange Commission, earnings represent pre-tax income (loss) from continuing operations plus fixed charges, less interest capitalized. Fixed charges represent interest (including amounts capitalized), the portion of rent expense deemed to be interest and amortization of deferred financing costs. For the period from May 16, 1995 (inception) to December 31, 1995 and the three months ended March 31, 1996, earnings were inadequate to cover fixed charges and resulted in coverage deficiencies of $1,894 and $344, respectively.

(3) The Pro Forma column reflects the effect on the Company's financial position of certain events which occurred subsequent to March 31, 1996, including (i) the issuance of Series B Common Stock for $170,500 of contingent stock purchase subscriptions outstanding at March 31, 1996 and $106,410 subscribed in April and May, (ii) the issuance of $27,419 of Convertible Promissory Notes, (iii) the Company's FCC license down payment made in the amount of $130,834, net of the deposit of $79,225 paid in December 1995, (iv) the issuances of Bridge Notes payable in the aggregate gross principal amount of $130,348, and (v) the issuance of Series A Common Stock to founders for additional capital contributions of $3,950 comprised of $1,440 in cash and $2,510 in the form of promissory notes. The Pro Forma column also reflects the effect of the expected grant of the FCC licenses, anticipated to occur later this year, including: (i) reflect the payment of the remaining FCC license down payment in the amount of $210,059 and $3,781,069 as long-term debt and (ii) capitalization as an intangible asset of the FCC licenses to be awarded for an aggregate purchase price of $4,201,187. See Unaudited Note 12 of Notes to Consolidated Financial Statements.

(4) The Pro Forma As Adjusted column reflects the effect on the Company's financial position of all of the events and transactions referred to in note
    (3) above, the Notes Offering, the Stock Offering, at an assumed aggregate
    gross public offering price of $         , and the initial application of
    the estimated aggregate net proceeds from the Offerings. See "Use of Proceeds" and "Capitalization."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

     The following discussion contains forward-looking statements regarding the Company, its business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause the Company's actual business, prospects and results of operations to differ materially from those that may be expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the risks detailed in the RISK FACTORS section of this Prospectus.

OVERVIEW

     NextWave was formed on May 16, 1995. NextWave is a holding company with three wholly-owned subsidiaries, NextWave Personal Communications Inc. ("NextWave PCI"), TELE*Code and NextWave Wireless Inc. ("NextWave Wireless"). NextWave PCI was formed to acquire PCS licenses in the FCC's PCS auctions. TELE*Code was formed to develop CDMA-based products and provide engineering services to the Company and others. NextWave Wireless was formed to act as an operating company and intends to form subsidiaries for each of the Company's seven regions and any clusters of additional markets that may comprise operating regions.

     NextWave is a development stage enterprise and has incurred net losses since inception. To date, the Company's revenues have been limited to minimal TELE*Code consulting services and consequently, the Company has incurred expenses in advance of generating PCS revenues from planned operations.

     NextWave intends to operate primarily as a "carriers' carrier," wholesaling low-cost MOUs to a broad range of resellers. The Company plans to target several categories of customers, including long distance companies, the RBOCs and other LECs, CAPs, other major PCS retailers, cellular service providers, utilities, cable television system operators and independent resellers, as well as retailers and manufacturers of mass-market consumer products and services. By purchasing MOUs from the Company, these companies will be able to offer competitively priced wireless services under their own brand names without substantial capital investment and without purchasing MOUs from direct competitors. The Company believes that its strategy will generate a high volume of MOUs over its networks.

     Wireless operators typically experience losses and negative cash flow in their initial years of operation due to the large capital investments required for construction of their networks and the significant advertising and other expenses needed to start the business. Although the Company does not plan to incur significant marketing expenses due to its wholesale strategy, it will have substantial capital costs associated with its license acquisitions and network facilities. As the majority of NextWave's operating expenses will be fixed expenses relating to its capital investment in its networks, increased traffic on the Company's networks will result in lower average costs per MOU.

RESULTS OF OPERATIONS

     The results of operations from inception through December 31, 1995 consist solely of $173,000 of consulting contract revenues and $1,753,000 of operating expenses incurred primarily in connection with formation costs, legal expenses, marketing expenses, financial consultant expenses, employee salaries and rent expense. The Company also incurred net interest expense of $314,000, resulting in a net loss of $1,894,000 for the period ended December 31, 1995.

     The results of operations for the first quarter ended March 31, 1996 consist of $1,881,000 of consulting contract revenues and $1,349,000 of operating expenses, similar in nature to those incurred in 1995. The consulting revenues included $1,841,000 from a related party for a contract related to non-recurring consulting arrangement and there is no assurance that such revenue will continue at similar levels in the future. The

Company incurred $726,000 in net interest expense and $150,000 in expense associated with converting a debt security to Series B Common Stock, resulting in a net loss of $344,000 for the three-month period.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through December 31, 1995, the founders of the Company contributed $5 million for the purchase of 20 million shares of Series A Common Stock and raised $81 million in financing from various investors through the issuance of debt, convertible debt and the receipt of advances for contingent subscriptions to purchase Series B Common Stock. Through June 7, 1996, the founders contributed a total of $14 million, including approximately $2.5 million in the form of promissory notes, for the purchase of 56 million shares of Series A Common Stock and the investment by outside investors had grown to $438 million, consisting of $298 million raised in two private offerings each consisting of Series B Common Stock and Convertible Promissory Notes, approximately $130 million of Bridge Notes and a $10 million loan from LG InfoComm, Inc. See "Certain Indebtedness."

     A $258 million equity offering closed on May 6, 1996 and consisted of 86 million shares of Series B common stock with detachable warrants to purchase 14 million shares of Series B Common Stock at $3.00 per share. In addition, pursuant to Subscription Agreements dated as of May 31, 1996, the Company sold
4.6 million shares of Series B Common Stock at $5.00 per share for a total of $23 million.

     These equity placements, totaling $281 million, included the conversion by Philadelphia Electric Co. ("PECO") of its $20 million 1995 loan and QUALCOMM's conversion of $15 million of its original $25 million 1995 loan, each at $3.00 per share of Series B Common Stock. All but $398,000 of the remaining $10 million balance of the original $25 million 1995 loan was paid on June 6, 1996. In connection with its equity private placements of Series B Common Stock, the Company issued an additional $17 million aggregate principal amount of Convertible Promissory Notes to certain foreign investors. The Convertible Promissory Notes convert automatically into shares of Series B Common Stock at a price of $3.00 per share at such time as conversion is permitted under the FCC's rules and regulations regarding foreign ownership. In the event the Convertible Promissory Notes are not fully converted by the first anniversary date of the completion of the C-Block Auction, each foreign stockholder shall have the right to demand repayment of the principal balance due under the Convertible Promissory Notes together with interest due thereon, at a rate of six percent per annum. The Convertible Promissory Notes otherwise become due upon the fifth anniversary of their issue.

     The $130 million proceeds of the Bridge Notes were closed into escrow in a series of closings in April and May 1996 and will remain restricted until the PCS licenses are granted. The Bridge Notes are unsecured obligations of the Company which mature in 2002. The Bridge Notes are callable by the Company, which is obligated to prepay the Bridge Notes in connection with any issuance of high-yield debt securities, including the Notes offered hereby. See "Use of Proceeds."

     In February 1996, LG InfoComm, Inc. committed to loan the Company $10 million, within 45 days of the completion of the C-Block Auction. The loan was funded June 4, 1996, bears interest at the prime rate and is convertible into shares of Series B Common Stock at $7.00 per share. The loan is unsecured and principal and interest is payable June 3, 1997 if the loan has not been converted by that date.

     On May 8, 1996, NextWave PCI was named the winning bidder for PCS licenses by the FCC following its C-Block Auction. The total net bid by the Company for these markets (after giving effect to a 25% bidding credit available to all "Small Business" C-Block participants) was $4.2 billion. On December 1, 1995, the Company deposited $79 million with the FCC, and on May 10, 1996, the Company delivered another $131 million, meeting its five percent obligation ($210 million) of the bid price as a down payment on the licenses. Another five percent payment will be required when the licenses are formally granted to the Company. The remaining $3.8 billion debt to the FCC is payable over a ten-year period from the date of the license grant, with interest only (approximately $260 million per year, payable quarterly) for the first six years after the grant of the license, and principal (approximately $950 million per year, payable quarterly) and interest in the seventh through tenth years. The interest rate will be fixed at the 10-year Treasury Note Rate at the date of license grant (6.85% at May 31, 1996).

     Upon the FCC's granting of licenses to the Company, the Company will begin building its PCS networks. The Company currently estimates the funds required for capital expenditures relating to the initial build-out of the PCS networks in all of its Markets will be approximately $1.5 billion. The Company intends to enter into secured financing agreements during the next 12 to 18 months with infrastructure manufacturers and other vendors in connection with the build-out of its PCS networks. In April 1996 the Company released its procurement requirements for CDMA infrastructure equipment. The Company is currently engaged in product selection and vendor contract negotiations for its seven regions, which are expected to be completed in the near future.

     Although the Company has raised sufficient capital to meet the FCC down payment requirements and begin the design phase of its network build-out, the viability of its business plan is dependent upon the Company's ability to finalize equipment vendor financing and to successfully complete either public or private capital financings. If the Company is unable to obtain such financings, then its ability to complete the network build-out, begin generating revenues and meet its payment obligations to the FCC will be in jeopardy. Further, the exact amount of the Company's future capital requirements will depend upon many factors, including the cost of development of its PCS networks in each of its licensed markets, the extent of competition and pricing of wireless service in these markets, the acceptance of the Company's services, and the development of new consumer products.

     To meet its initial stage capital requirements, the Company will offer $400
million in gross proceeds of Notes in the Notes Offering and      shares of
Series B Common Stock in the Stock Offering that are estimated to produce gross proceeds of $300 million, for estimated aggregate net proceeds to the Company of
          , net of the repayment of Bridge Notes. The Company's independent accountants have included an explanatory paragraph in their report about the Company's ability to continue as a going concern pursuant to its business plan based on the significant capital required to meet its obligations to the FCC, build its PCS infrastructure necessary to provide service and cover its operational expenses. However, the Company believes that the net proceeds from the Offerings, together with government loans, vendor financing and cash on hand will be sufficient to fund its operations and obligations at least until December 1997. The Company believes such amounts will be sufficient to fund the initial network build-out of the New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston markets. The Company will need significant additional capital to complete its network build-out after 1997. The Company anticipates that it will pursue vendor financings and offerings of debt and/or equity securities to meet such needs.

NEW FINANCIAL ACCOUNTING STANDARDS BOARD PRONOUNCEMENTS

     Long-Lived Assets -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which the Company adopted prospectively as required on January 1, 1996. Pursuant to this Statement, companies are required to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill, on an exception basis, when there is evidence that events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. The adoption of FAS 121 did not have a significant impact on the Company's financial position or results of operations.

     Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued ("FAS") No. 123, "Accounting for Stock-Based Compensation." FAS 123 was adopted by the Company as required for its 1996 financial statements and did not have a material effect of the Company's financial position or results of operations. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will provide pro forma disclosures of net loss and net loss per share in its 1996 financial statements as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

                    THE WIRELESS TELECOMMUNICATIONS INDUSTRY

OVERVIEW

     Demand for wireless telecommunications services has grown dramatically since its commercial introduction in 1983. This demand is largely attributable to the widespread availability and increasing affordability of mobile telephony, paging and other emerging wireless telecommunications services. Technological advances and a regulatory environment more favorable to competition have also served to stimulate market growth.

     The Company believes the demand for wireless telecommunications will continue to grow dramatically and that PCS will capture a significant share of the wireless market. Currently, wireless penetration in the U.S. is estimated to be 13% and, according to Paul Kagan Associates, Inc., is expected to exceed 47% by 2006. As reported by the CTIA the compound annual growth rate of cellular subscribers exceeded 45% from 1993 through 1995. Despite this rapid growth in the number of cellular subscribers, wireless MOUs represent only a small portion of total telecommunications traffic due to capacity constraints which discourage cellular providers from aggressively pricing their services. The Company believes that the demand for wireless service is highly elastic and that the anticipated lower cost and higher quality of PCS service will fuel further growth in the wireless market. In addition to lower prices, the Company believes that increased functionality, increased awareness of the productivity, convenience and emergency communications capability associated with wireless services will contribute to the growth in demand for wireless airtime.

PERSONAL COMMUNICATIONS SERVICES

     PCS is expected to include a number of attractive features, such as (i) the provision of all services to one untethered, mobile number, (ii) low priced service options, (iii) in the near future, medium-speed data transmissions to and from portable computers, advanced paging services and facsimile services and
(iv) increased security and fraud protection. Although a number of cellular companies currently offer digital wireless service, the Company believes that PCS providers will be the first commercial wireless voice telecommunications providers to offer digital mobile networks on a nationwide basis. In addition, PCS providers may be the first to offer mass market wireless local loop applications in the United States, as an extension of, and an alternative to, switched and direct access local telecommunications services.

     The Company believes that the experience of international markets where PCS has already been introduced provides support for the Company's expectation of rapid growth of PCS in the United States. For example, the successful launch of PCS networks in the U.K. in a market with two established cellular operators is generally believed to have stimulated demand and increased penetration rates in the entire country. In less than two years, the U.K.'s two PCS operators have gained over 600,000 subscribers, representing approximately a 15.5% share of the total wireless market and 40% of new wireless subscribers over the same period. In the Baltimore/Washington, D.C. market, Sprint Spectrum L.P. has operated a commercial PCS operation since November 15, 1995, with more than 80,000 subscribers as of May 1996.

PCS VERSUS CELLULAR

     Wireless telecommunications service is currently available using either analog or digital technology. The majority of cellular services transmit voice and data signals over analog-based networks by varying the amplitude or frequency of one continuous electronic signal transmitted over a single radio channel. Although it is more widely deployed than digital, analog technology today has several limitations, including limited capacity, inconsistent service quality (e.g., poor voice quality and dropped calls), lack of effectiveness in preventing "eavesdropping" and "cloning," susceptibility to fraud and unreliability in data transfer. Digital wireless telecommunications systems, such as PCS, overcome the capacity constraints of analog systems by converting voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This increased capacity, along with enhancements in digital protocols, allows digital-based transfer systems to offer new and advanced services including greater call privacy, fraud protection, single number service, integrated voice and paging and enhanced wireless data transmission services such as e-mail, facsimile and wireless connections to computer networks.

     PCS spectrum differs from traditional cellular in three basic ways: frequency, spectrum bandwidth and geographic service areas. PCS networks will operate in a higher-frequency band (1850-1990 MHz) than cellular (800-900 MHz). PCS licenses will also be comprised of 30 MHz or 10 MHz spectrum versus 25 MHz spectrum for cellular networks. As a result of improved digital technology and the large allocation of spectrum, PCS will have more capacity for new wireless services such as data and video transmission. Finally, PCS is geographically segmented among 51 regional service areas based upon Rand McNally's Major Trading Areas ("MTAs") (comprising the A-Block and B-Block) and 493 local service areas based upon Rand McNally's BTAs (comprising the C, D, E and F-Blocks) as contrasted with the U.S. Census Bureau's 306 metropolitan statistical areas ("MSAs") and 428 rural statistical areas ("RSAs") used for cellular licenses.

FORMATION OF PCS INDUSTRY THROUGH FCC AUCTIONS

     In order to increase competition in wireless communications and promote the rapid deployment of advanced technologies, Congress enacted legislation directing the FCC to allocate radio frequency spectrum for PCS by competitive bidding. In March 1995, the FCC completed its first auction, the A-Block and B-Block Auctions, resulting in the award of two licenses for 30 MHz each of spectrum in each of 51 MTAs. Each licensee must construct networks that serve at least one-third of the population in its markets within five years of the grant of the applicable license and at least two-thirds of the population within ten years. The C-Block Auction, comprised of 30 MHz BTA licenses, was recently completed and will be followed by one or more auctions of the 10 MHz D-Block, E-Block and F-Block BTA licenses.

     When Congress granted authority to the FCC to use auctions to award licenses for broadband PCS, it directed the FCC to create special provisions for certain groups which might otherwise lack access to capital. Such groups were statutorily designated as women and minority-owned businesses, small businesses, and rural telephone companies. To meet this directive, the FCC reserved a portion of the broadband PCS spectrum available via auction (C-Block and F-Block) for such designated entities meeting certain financial criteria. In the wake of certain litigation, however, the FCC eliminated the race and gender-based preferences for the C-Block and is considering whether to eliminate them for the F-Block. C-Block represents 30 MHz BTA licenses and F-Block represents the 10 MHz BTA licenses, with both sets of licenses being auctioned on a nationwide basis. Together, these two blocks make up the "Entrepreneurs' Block." NextWave participated in the C-Block Auction as a "Small Business" under the FCC regulations. The FCC has established additional preferences to assist qualified participants in their efforts to attract capital necessary to obtain a broadband PCS license at auction and build out their networks. These preferences include bidding credits and installment payments. "Small Businesses," meaning entities with not more than an average of $40 million in gross annual revenues over the three calendar years preceding the entity's short form (Form 175) filing date, receive a 25% bidding credit and can finance their licenses over ten years with 10% down, paying interest only for the first six years at a fixed rate equal to the 10-Year U.S. Treasury Note Rate applicable at the date of grant of the entity's licenses (6.85% at May 31, 1996). See "Risk
Factors -- Uncertainty of Final Awards of Licenses from C-Block Auction" and "Business -- Markets."

     The FCC established the D, E and F-Blocks as 10 MHz spectrum blocks that will be licensed on a BTA basis. The FCC is considering (i) when (and in what order) to auction these additional PCS licenses, (ii) whether to extend C-Block bidding credits and installment payment plans to qualifying applicants participating in the D-Block and E-Block Auctions and (iii) the extent to which applicants that qualified as small businesses in the C-Block Auction, and now hold C-Block licenses, are eligible to retain small business status in the D, E and F-Block Auctions.

PCS TECHNOLOGY

     Wireless service areas are divided into multiple regions called "cells," each of which contains a base station consisting of a low-power transmitter, a receiver and signaling equipment. The cells are typically configured on a grid in a honeycomb-like pattern, although terrain factors (including natural and man-made obstructions) and signal coverage patterns may result in irregularly shaped cells and overlaps or gaps in coverage. The base station in each cell is connected to a base station controller and each base station controller is connected to a switching office by microwave, fiber optic cable, telephone wires or a hard-wired interface to a switching office. The switching office controls the operation of the wireless telephone networks for its entire service area, performing inter-base station hand-offs, managing call delivery to handsets, allocating calls among the cells within the networks and connecting calls to and from the local landline telephone system or to a long-distance telephone carrier. Wireless service providers have interconnection agreements with various local exchange carriers and long-distance carriers, thereby integrating wireless telephone networks with landline telecommunications systems. Because two-way wireless networks are fully interconnected with landline telephone networks and long-distance networks, subscribers can receive and originate both local and long distance calls from their wireless telephones.

     The signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, so the switching office and the base stations monitor the signal strength of calls in progress. In an analog system, when the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station that can establish a stronger signal with the handset. If a handset leaves the service area of the wireless service provider, the call is disconnected unless an appropriate technical interface is established to hand off the call to an adjacent system.

   [SCHEMATIC WHICH DEPICTS TECHNICAL OPERATION OF PCS NETWORKS APPEARS HERE]

     While PCS and cellular networks utilize similar technologies and hardware, they operate on different frequencies and may utilize various frequency management technologies, or protocols. There are different radio air-interface standards established in the United States for the provision of PCS to multiple users over the allocated spectrum. The primary methods of digital wireless communications widely accepted by the wireless industry are based on TDMA or CDMA. These multiple access techniques provide for multiple communications over the radio channel either by dividing it into distinct time slots and transmitting user-specific data in each time slot (a method known as TDMA) or by assigning specific codes to each packet of user data that in conjunction with many other users' data comprise a signal (a method known as CDMA). While the FCC has mandated that licensed cellular networks in the U.S. must utilize compatible analog signaling protocols, the FCC has intentionally avoided mandating a universal digital signaling protocol for PCS. Three principal competing, incompatible digital wireless standards have been proposed by various vendors for use in PCS networks: CDMA, GSM and TDMA. A version of TDMA developed in Europe, GSM has the advantage of being the most proven PCS technology in international markets. TDMA, while currently being offered by cellular providers in certain U.S. cities, has, in the Company's opinion, often been associated with poor sound quality and numerous dropped calls. CDMA is currently being used by cellular providers on a limited basis in the U.S., and has been implemented on a commercial basis in Hong Kong and South Korea. Although CDMA is not currently widely deployed in the U.S., the Company believes that CDMA technology will be less costly to deploy and will provide better quality, greater capacity and more flexibility than either GSM or TDMA. CDMA is expected to become the most widely adopted PCS technology.

     Because these protocols are incompatible with each other and analog cellular, a subscriber of networks utilizing GSM technology, for example, will be unable to use his handset when traveling in an area covered only by a CDMA or TDMA based network unless he carries a dual-mode/dual-band handset that permits the subscriber to use the cellular networks in that area. For this reason, the success of each protocol will depend both on its ability to offer quality wireless service and on the extent to which its users will be able to use their handsets when roaming outside their service area. Based on public announcements by licensees in the A-Block and B-Block Auctions and winning bidders in the C-Block Auction, the Company believes that CDMA technology will provide coverage to over 90% of the U.S. population, including virtually all of the top 100 markets in the U.S. The Company believes CDMA networks will offer end-users significant advantages over other technologies, including increased security when compared to analog cellular networks, land-line voice quality and fewer dropped calls when compared to analog and other digital technologies. See "Risk Factors -- Uncertainty of CDMA Commercial Operations; Ability to Offer Roaming Services; Headsets."

                                    BUSINESS

GENERAL

     NextWave was formed to build and operate PCS networks. In May 1996, NextWave was named the winning bidder for PCS licenses representing approximately 98 million POPs in the C-Block Auction held by the FCC. Upon final granting of its PCS licenses, NextWave believes it will have the third largest number of licensed POPs among cellular and PCS licensees in the United States, after AT&T Wireless Services, Incorporated and Sprint Spectrum L.P. To date, the Company has raised an aggregate of approximately $450 million in private capital to finance the acquisition of PCS licenses and commence the development of its PCS networks. NextWave has filed its application with the FCC for PCS licenses in its 56 BTAs and has paid the FCC the required 5% initial deposit of approximately $210 million. There can be no assurance that the Company will be awarded such licenses. See "Risk Factors -- Uncertainty of Final Awards of Licenses from C-Block Auction."

     NextWave believes that its Markets are some of the most attractive in the United States, with demographics that would suggest higher than average use of wireless telephony. The Company's Markets include some of the most densely populated cities in the United States, including New York, Los Angeles, Boston, Houston and Washington, D.C. The Markets are also characterized by high population growth rates, high disposable income levels, long average commute times and significant percentages of dual household wage earners.

     NextWave intends to operate primarily as a "carriers' carrier," wholesaling low-cost MOUs to a broad range of resellers. The Company plans to target several categories of customers, including long distance companies, the RBOCs and other LECs, CAPs, other major PCS retailers, cellular service providers, utilities, cable television system operators and independent resellers, as well as retailers and manufacturers of mass-market consumer products and services. By purchasing MOUs from the Company, these companies will be able to offer competitively priced wireless services under their own brand names without substantial capital investment and without purchasing MOUs from direct competitors. The Company believes that its strategy will generate a high volume of MOUs over its networks.

     The Company believes the demand for wireless telecommunications will continue to grow dramatically and that PCS will capture a significant share of the wireless market. Currently, wireless penetration in the U.S. is estimated to be 13% and, according to Paul Kagan Associates, Inc., is expected to exceed 47% by 2006. As reported by the CTIA the compound annual growth rate of cellular subscribers exceeded 45% from 1993 through 1995. Despite this rapid growth in the number of cellular subscribers, wireless MOUs represent only a small portion of total telecommunications traffic due to capacity constraints which discourage cellular providers from aggressively pricing their services. The Company believes that the demand for wireless service is highly elastic and that the anticipated lower cost and higher quality of PCS service will fuel growth in the wireless market.

BUSINESS STRATEGY

     NextWave intends to build and operate digital networks through which the Company will provide low-cost, advanced wireless communications services. The principal components of the Company's business strategy are to (i) operate primarily as a "carriers' carrier," wholesaling MOUs to a broad range of customers, including wireless service providers, (ii) provide low-cost minutes of use, (iii) capitalize on the widespread footprint of its networks, (iv) leverage the Company's technical expertise and (v) offer value-added products and services to PCS resellers and their subscribers.

     - Operate as a Carriers' Carrier. By operating primarily as a wholesaler of MOUs, NextWave will not market directly to consumers, but instead expects to sell a high volume of MOUs on its networks to branded wireless resellers who in turn will sell to consumers. The Company believes that the movement among major branded providers to bundle their services, such as the recent announcements by AT&T and MCI, will create an opportunity for NextWave to offer MOUs to those carriers that have not yet acquired the means to provide digital wireless services and to PCS providers seeking to fill in geographic gaps or create incremental capacity.

     - Provide Low-Cost Minutes of Use. NextWave will seek to be a low-cost operator of PCS networks by pursuing a high-volume wholesale strategy and by building efficient PCS networks. In order to execute this strategy, the Company intends to (i) implement CDMA technology, which requires 30%-50% fewer cell sites than alternative digital technologies, (ii) organize the Markets into geographic regions, resulting in operational efficiencies and economies of scale, (iii) perform its own network engineering and design rather than rely on equipment suppliers to design its networks and (iv) sell MOUs to resellers rather than directly to end-users, significantly reducing the Company's marketing expenses. NextWave's high volume strategy will provide for increased capacity utilization which should reduce the Company's average cost per MOU.

     - Capitalize on Widespread Geographic Coverage. Upon final granting of its PCS licenses, NextWave believes it will have the third largest number of licensed POPs among cellular and PCS licensees in the United States, representing approximately 38% of the U.S. population. The Company believes that the breadth of its footprint and the demographics of the Markets will enhance its attractiveness to potential reseller customers and will minimize expensive out-of-region "roaming" charges. In the future, NextWave will selectively expand its footprint through strategic alliances, acquisitions and participation in planned FCC auctions.

     - Leverage Technical Expertise. The Company is building a management team with significant experience in designing, deploying and operating sophisticated wireless networks. Mr. Allen Salmasi, Chairman, President and Chief Executive Officer of the Company, led the successful development and standardization of CDMA technology as President of the Wireless Telecommunications Division and Chief Strategic Officer of QUALCOMM, a leading wireless equipment company. Other members of NextWave management have substantial expertise in network engineering, planning and operations, as well as business development, regulatory matters and marketing. The Company believes that management's expertise will allow NextWave to (i) efficiently design high-quality, low-cost wireless networks, (ii) incorporate advances in wireless technology and upgrade the Company's networks as appropriate and (iii) capitalize on emerging trends and opportunities in the wireless industry.

     - Offer Value-Added Products and Services. In addition to offering low-cost MOUs to resellers, the Company also intends to offer other products such as wireless local loop services and wireless PBX applications. The Company's networks will also support advanced wireless features including caller ID, over-the-air activation, integrated paging, call answering and handset-based Internet access. The Company also plans to market other wireless services such as wireless meter reading for utility companies.

BIDDING STRATEGY AND MARKETS

     NextWave focused on acquiring licenses in the C-Block Auction for BTAs clustered in seven geographic regions throughout the United States. The Company believes that this clustering approach will provide for operational efficiencies, lower infrastructure costs, more efficient network build-out, and ultimately, lower wholesale prices for the Company's wireless MOUs. The Company's seven regions are New York Metro, Southern California, Midwest, Southwest, Mid-Atlantic, Florida and New England. Within each region NextWave sought densely populated markets, including New York City, Los Angeles/San Diego, Washington D.C./Baltimore, Boston, Cincinnati, Cleveland, Houston, Pittsburgh, Providence, Tampa and Kansas City. NextWave also targeted markets with favorable demographics, such as average cellular airtime usage, pricing of wireless services, population growth and average household income, including Austin, Charlotte, Jacksonville, Orlando and San Antonio and smaller markets that filled-out its geographic regions. In addition, the Company was the winning bidder for licenses in areas characterized by major economic activity with Mexico, including Los Angeles, San Diego, Las Cruces, El Paso, San Antonio, Houston, McAllen and Brownsville. At the conclusion of the C-Block Auction, NextWave's Markets include five of the ten largest BTAs and 25 of the 50 largest BTAs.

                         SUMMARY OF NEXTWAVE'S MARKETS

                                     REGIONS                                          POPS
- ---------------------------------------------------------------------------------  ----------
NEW YORK METRO
New York City....................................................................  18,315,300
Albany-Schenectady, New York.....................................................   1,051,700
Allentown, Pennsylvania..........................................................     713,400
Scranton, Pennsylvania...........................................................     682,900
New Haven, Connecticut...........................................................     978,000
Poughkeepsie, New York...........................................................     435,500
                                                                                   ----------
          TOTAL..................................................................  22,176,800
                                                                                   ==========
SOUTHERN CALIFORNIA
Los Angeles, California..........................................................  15,430,200
San Diego, California............................................................   2,656,700
                                                                                   ----------
          TOTAL..................................................................  18,086,900
                                                                                   ==========
MIDWEST
Cleveland-Akron, Ohio............................................................   2,942,000
Pittsburgh, Pennsylvania.........................................................   2,500,800
Cincinnati, Ohio.................................................................   2,069,600
Columbus, Ohio...................................................................   1,559,800
Louisville, Kentucky.............................................................   1,397,500
Indianapolis, Indiana............................................................   1,395,000
Dayton, Ohio.....................................................................   1,240,700
Lexington, Kentucky..............................................................     854,200
Evansville, Indiana..............................................................     512,100
Lafayette, Indiana...............................................................     256,300
Bloomington, Indiana.............................................................     227,500
Columbus, Indiana................................................................     145,200
                                                                                   ----------
          TOTAL..................................................................  15,100,700
                                                                                   ==========
MID-ATLANTIC
Washington, D.C..................................................................   4,350,800
Baltimore, Maryland..............................................................   2,508,800
Charlotte, North Carolina........................................................   1,780,400
Norfolk, Virginia................................................................   1,737,200
Greensboro, North Carolina.......................................................   1,292,500
Richmond, Virginia...............................................................   1,141,900
Roanoke, Virginia................................................................     619,000
Hagerstown, Maryland.............................................................     343,200
Asheville, North Carolina........................................................     530,800
Hickory, North Carolina..........................................................     303,600
                                                                                   ----------
          TOTAL..................................................................  14,608,200
                                                                                   ==========

                                     REGIONS                                          POPS
- ---------------------------------------------------------------------------------  ----------
SOUTHWEST
Houston, Texas...................................................................   4,373,800
Kansas City, Missouri............................................................   1,914,500
San Antonio, Texas...............................................................   1,654,200
Oklahoma City, Oklahoma..........................................................   1,337,800
Austin, Texas....................................................................     993,800
El Paso, Texas...................................................................     711,800
Springfield, Missouri............................................................     564,600
McAllen, Texas...................................................................     483,800
Temple-Kileen, Texas.............................................................     295,800
Brownsville, Texas...............................................................     299,600
Joplin, Missouri.................................................................     220,000
Las Cruces, New Mexico...........................................................     217,100
Bryan-College Station, Texas.....................................................     157,500
                                                                                   ----------
          TOTAL..................................................................  13,224,300
                                                                                   ==========
NEW ENGLAND
Boston, Massachusetts............................................................   4,134,500
Providence, Rhode Island.........................................................   1,522,400
Worcester, Massachusetts.........................................................     722,800
Manchester, New Hampshire........................................................     553,400
Portland, Maine..................................................................     479,800
New London, Connecticut..........................................................     356,900
                                                                                   ----------
          TOTAL..................................................................   7,769,800
                                                                                   ==========
FLORIDA
Tampa, Florida...................................................................   2,656,700
Orlando, Florida.................................................................   1,388,300
Jacksonville, Florida............................................................   1,199,300
Sarasota, Florida................................................................     544,900
Lakeland, Florida................................................................     433,500
Melbourne, Florida...............................................................     436,200
Gainesville, Florida.............................................................     277,300
                                                                                   ----------
          TOTAL..................................................................   6,936,200
                                                                                   ==========
TOTAL............................................................................  97,902,900
                                                                                   ==========

     NextWave will seek to expand the footprint of its wireless networks throughout the United States through a combination of potential affiliations, alliances, acquisitions and participation in planned FCC auctions. To cover those areas not served by the Markets, the Company expects to enter into roaming agreements with other major PCS carriers.

MARKETING AND DISTRIBUTION

     NextWave intends to operate primarily as a wholesaler of MOUs to resellers. To the Company's knowledge, there are no existing cellular or PCS carriers in the U.S. pursuing a similar wholesale strategy. To the extent that reseller arrangements for wireless airtime do currently exist, the Company believes that such arrangements are unattractive to potential resellers given the low margins offered to resellers and the significant costs borne by resellers associated with subscriber acquisition and administrative obligations.

     As a wholesaler, the Company will not have to incur the significant marketing, sales and customer service costs associated with establishing and maintaining a consumer brand-name. By selling MOUs to numerous wireless providers, NextWave believes that it will generate a high volume of MOUs over its networks and achieve lower average costs per MOU than brand-name wireless providers whose networks primarily will be used to carry their own traffic.

     The Company intends to establish national sales and marketing teams to focus on major national resellers, in addition to regional sales and marketing teams which will target the regional reseller market and industry niches. The Company believes this approach will allow its sales force to familiarize itself with the industry participants in a given customer category and geographic region, as well to gain expertise in the technical and business issues facing particular categories of customers. The Company plans to target several categories of customers, including long distance companies, the RBOCs and other LECs, CAPs, other major PCS retailers, cellular service providers, utilities, cable television system operators and independent resellers, as well as retailers and manufacturers of mass-market consumer products and services.

PRODUCTS AND SERVICES

     NextWave intends to offer a variety of specialized mobile wireless services through its wireless CDMA networks. In addition to offering low-cost MOUs to mobile wireless resellers, the Company may offer fixed wireless local loop services as well as support wireless PBX installations for its resellers' customers. NextWave intends to work with its resellers to provide a host of value-added products and services allowing resellers to be more competitive. The Company expects its networks will support features designed to increase usage and provide consumers greater capabilities in call management, including the following:

          Advanced Handsets. CDMA handsets will offer 48-hour standby time and four-hour talk time. These handsets will be equipped with preprogrammed features such as speed dial and last number redial. These handsets will be sold under the reseller's name.

          Caller ID. The Company's networks will be capable of displaying the telephone number of the incoming caller on the customer's handset, allowing the customer to decide whether or not to accept the call or route to voice-mail.

          Over-the-Air Activation. This feature will allow consumers to purchase a shrink-wrapped handset "off the shelf" at a retail location and at their convenience, place the first call automatically to an activation center and have service initiated in a short period of time by programming the handset over the air. The Company believes over-the-air activation will reduce the resellers' cost of customer acquisition.

          Integrated Advanced Paging. The Company anticipates introducing integrated advanced paging which will allow the handset to signal the receipt of an incoming message and provide text messaging via the handset, thereby eliminating the need for a separate paging unit. The handset will have the capability to respond to incoming messages through pre-programmed responses or new user defined messages.

          Voice-Mail. This feature operates like an answering machine. A message waiting indicator on the handset notifies the subscriber of a new message. The Company plans to introduce the ability to "listen in" as a message is being left, with the option to take the call or automatically call back.

          Custom Calling Features. Additional features which the Company anticipates offering include call waiting, call forwarding, distinctive ringing and call blocking.

     The Company believes that new features and services will be developed to take advantage of CDMA technology and intends to offer a portfolio of products to accommodate the growth in, and the unique requirements of, high speed data traffic. The Company also plans to address a number of applications for wireless data services which are currently envisioned (e.g., facsimile, wireless local area networks, point-of-sale terminal connections). NextWave will implement an Advanced Intelligent Network ("AIN") platform and integrate it into its service offering to provide resellers with the capability to customize services and features for specific customer groups.

     The Company, through its subsidiary, TELE*Code, is developing certain niche applications and products which the Company will offer both to its resellers and, in certain circumstances, directly to end-users such as hospitals, universities, banks and utilities. NextWave, in conjunction with a number of major utilities, intends to implement highly integrated wireless networks in support of wireless meter reading applications, home automation applications, demand side management and other consumer and/or business applications. TELE*Code has entered into a relationship with SONY Electronics Inc. to develop niche consumer products, including certain wireless local loop products and services.

NETWORK BUILD-OUT

     General. The Company intends to offer wide area mobility service in certain of the Markets, including New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston, by the end of 1997 and in the remaining Markets by the end of 1998. Prior to offering full coverage, NextWave intends to make available limited coverage service within approximately one year of the date of the FCC's license grants. This will allow the Company to offer its resellers commercial-grade service in selected areas while the wide area mobility system is implemented. Unlike other PCS operators, NextWave will perform a substantial portion of its own network design and systems engineering, rather than rely on equipment vendors to provide such services.

     Network Planning and Design. The Company's basic network planning and systems design are being performed by TELE*Code. Through TELE*Code, the Company is establishing a highly skilled and experienced wireless network engineering services and software product development organization. TELE*Code is developing software engineering tools and system designs that are intended to accelerate the deployment of the Company's PCS networks while at the same time improving the quality and performance of the networks and reducing costs associated with the deployment, operation and maintenance of the networks.

     Radio Frequency Engineering. NextWave is completing its initial radio frequency ("RF") engineering plans for deployment of CDMA systems in its New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston markets. The Company expects to complete its detailed RF design for the balance of the markets in the fall of 1996. It also plans to be one of the first PCS carriers to actively deploy polarization diversity antenna systems. By lowering the antenna profile and reducing structural loading, the Company plans to take advantage of existing tall communications sites to engineer wide area CDMA coverage as quickly as possible. The initial RF design process includes cell site coverage and channel capacity planning and considers both PCS and microwave interference issues.

     Site Acquisition and Development. NextWave has deployed regional teams and has engaged the services of selected consultants to assist it in the location and development of cell sites. The Company is currently actively cataloging and qualifying sites. The Company believes that approximately 20% of these sites can be acquired through bulk leasing. NextWave has made substantial progress in identifying these opportunities and is actively pursuing master lease agreements. Examples of parties with which the Company may negotiate bulk site leases include Utility Companies, Port and Transit Authorities, Transportation and Highway Departments, Large Housing Projects, and Government Agencies.

     Zoning and Permitting. The Company is proactively identifying areas where zoning delays may impact site development. When such areas are identified, engineering personnel will seek alternative sites before the core design is attempted. The Company will review zoning requirements early in the site development process and identify ways to reduce or eliminate approvals by modifying designs or adjusting locations to co-locate with existing operators and thereby minimize the necessity of tower construction.

     Program/Construction Management. The Company has developed deployment and staffing plans for each region to identify resource requirements and establish schedules for site construction, testing and integration. Network build-out costs will be tracked and captured in the Company's client/server-based financial accounting systems. In May 1996, a comprehensive project, location and functional coding structure was put in place to accurately capture all network deployment costs when field mobilization began. The Company plans to implement bar code-based asset tracking to control the placement and location of its assets in each of the regions. NextWave has entered into an agreement with LCC, L.L.C. to provide the Company with not less than $50,000,000 of engineering services, program management services, software and equipment during a five and one-half year period.

     Incumbent Microwave Relocation. NextWave has performed engineering studies which indicate that there are approximately 500 microwave links, utilized by utility companies, public safety agencies and other carriers, within the Company's C-Block spectrum allocation. The Company's studies indicate that 60% of these links will require relocation at a cost of approximately $300,000 per link to permit the launch of initial service. NextWave expects to relocate the required links within two to three years to support additional capacity. The Company has engaged several leading industry consulting firms to initiate the relocation projects. The Company believes that many incumbent operators have or are in the process of relocation due to initiatives by A-Block and B-Block PCS operators.

     Systems and Operations Management. The Company is implementing advanced information systems to manage the build-out of the networks and to facilitate communication between personnel. The Company will customize third party systems for network management and provide for integrated dispatch with field operations to rapidly respond to network faults. NextWave plans to build regional 24-hour operations centers to effectively monitor network quality.

     During May 1996, NextWave completed the implementation of the Oracle(TM) Financial Suite software system to manage its purchasing, accounts payable and general ledger functions. The Oracle fixed assets and project accounting modules are currently being designed to manage the operational requirements of the build-out. This software will allow engineering and operations managers access to costing information to assist in managing a cost-effective PCS network deployment and in pricing the Company's MOUs.

CDMA TECHNOLOGY

     NextWave believes that CDMA technology is fundamental to accomplishing its business objective of providing high volume, high quality airtime at a low cost. CDMA has been widely adopted by both cellular and PCS providers both domestically and internationally. In the U.S., AirTouch Communications has commenced commercial CDMA service in the Los Angeles market, and Bell Atlantic NYNEX Mobile has launched commercial CDMA service in selected cities in the state of New Jersey. Most of the other leading cellular service providers, including ALLTEL Mobile, Ameritech, Comcast Cellular Communications, GTE Mobilnet, 360o Communications and U S WEST, have announced plans for commercial deployment of CDMA networks in their markets. In addition, Sprint Spectrum L.P., PrimeCo Personal Communications, L.P., GTE and Ameritech have announced plans for build-out and operation of CDMA system in their PCS markets. The Company believes that CDMA provides important system performance benefits.

     Voice Quality. CDMA systems offer more powerful error correction, less susceptibility to fading and reduced interference. Using the 13 kbps vocoder, CDMA systems achieve voice quality that is comparable to the typical wireline telephone. This CDMA vocoder technology also employs adaptive equalization which filters out annoying background noise more effectively than existing wireline or analog cellular phones.

     Greater Capacity. CDMA technology allows a greater number of calls within one allocated frequency and reuses the entire frequency spectrum in each cell, rather than using only one-seventh of the available spectrum in each cell which is typically the case with analog, TDMA and GSM systems. CDMA systems are expected to provide capacity gains of up to 10 times over the current analog system, while TDMA and GSM systems are expected to increase capacity by only two to three times.

     CDMA technology is designed to provide flexible or "soft" capacity which will permit a system operator to temporarily increase the number of telephone calls that can be handled within a cell. When capacity limitations in analog, TDMA and GSM systems are reached, additional callers in a given cell must be given a busy signal. Using CDMA technology, the system operator will be able to allow a small degradation in voice quality to provide a temporary increase in capacity. This is expected to reduce blocked calls and increase the probability of a successful cell-to-cell hand-off.

     Soft Hand-off. CDMA systems transfer calls throughout the network using a technique referred to as a soft handoff, which connects a mobile customer's call with a new cell site while maintaining a connection with the cell site currently in use. CDMA networks monitor the quality of the transmission received by both cell sites simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell until it is clearly established in a new one. As a result, fewer calls are dropped compared to analog, TDMA and GSM networks which use a "hard hand-off" and disconnect the call from the current cell site before connecting it with a new one.

     Fewer Cell Sites. Because of efficient digital modulation, soft hand-off capabilities and other technological advantages, networks using CDMA are able to achieve a greater radius of coverage and therefore require fewer cells than analog, TDMA or GSM systems when the system is lightly loaded. Recent network build-outs by cellular CDMA operators indicate that 50% fewer cells are required for CDMA systems as compared to analog systems. Similarly, CDMA systems are expected to require 30-50% fewer cells than TDMA or GSM networks under similar lightly loaded conditions. The need for fewer cells results in significant reductions in overall capital requirements, lower ongoing maintenance and operating costs, fewer cell sites to be acquired and greater flexibility in network design.

     Advanced Services and Features. CDMA will permit NextWave to offer its resellers advanced features such as simultaneous voice and data transmission and, ultimately, high-speed wireless applications such as video, multimedia and ISDN-rate data services.

     Privacy and Security. One of the benefits of CDMA technology is that it combines a constantly changing coding scheme with a low power signal to enhance security and privacy. Vendors are currently developing additional encryption capabilities which will further enhance overall network security.

     Simplified Frequency Planning. Frequency planning is the process by which wireless service providers analyze and test alternative patterns of frequency use within their systems to minimize interference and maximize capacity. Currently, cellular service providers spend considerable cost and time on frequency planning. Because TDMA and GSM based systems have frequency reuse constraints similar to present analog systems, frequency reuse planning for TDMA and GSM based systems is expected to be comparable to planning for the current analog systems. With CDMA technology, however, the same subset of allocated frequencies can be reused in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

EQUIPMENT VENDORS

     Since October 1995, the Company has been actively conducting due diligence on the technical specifications, operating performance and pricing of CDMA systems for PCS. In April 1996 the Company released its procurement requirements for CDMA infrastructure equipment. The Company is currently engaged in product selection and vendor contract negotiations for its seven regions. There are over 20 companies worldwide that are licensed to manufacture and supply CDMA equipment, including Lucent Technologies, Hughes Network Systems, Hyundai Electronics, LG InfoComm, Inc. ("LGIC"), Motorola, NEC, Northern Telecom and Samsung Electronics to manufacture and sell CDMA network equipment. In addition, Alps Electric, AT&T, Fujitsu, Hyundai Electronics, LGIC, Maxon Electronics, Mitsubishi, Motorola, NEC, NOKIA Mobile Phones, OKI Electric, Matsushita (Panasonic), Nippon Denzo, QUALCOMM, Samsung Electronics, SONY Electronics and SANYO Electric are licensed to manufacture and sell CDMA subscriber equipment. The Company expects to deploy equipment from multiple vendors in its networks.

     Pursuant to the terms of an Equipment Requirements Agreement with QUALCOMM (the "Equipment Agreement"), the Company agreed, under certain conditions, to purchase up to approximately 50% (calculated on a per POP basis) of its infrastructure equipment needs. The Equipment Agreement further states that QUALCOMM will offer 100% equipment financing for equipment purchased from QUALCOMM under such agreement. Equipment to be provided by QUALCOMM under the Equipment Agreement will be bid in a competitive process involving other equipment vendors. The terms of any equipment purchases will be established in a further agreement to be negotiated in good faith by the parties.

     Under the terms of a Letter Agreement with LGIC, the Company has agreed (i) to negotiate the terms of a possible joint development agreement with LGIC for the development of PCS related products, on terms to be mutually agreed upon by the parties, (ii) subject to the terms of any existing agreements, to negotiate the terms of a possible supply agreement for the purchase by the Company of certain LGIC PCS equipment products, on terms to be agreed upon by the parties which shall provide that the Company would purchase 30% of its PCS handset requirements from LGIC, if the Company decides to purchase handsets for retail sales, (iii) to negotiate the terms of an infrastructure market trial in at least one of the Company's Markets and (iv) to negotiate the terms of an agreement pursuant to which the Company would purchase approximately fifty percent (50%) of its international infrastructure equipment requirements from LGIC up to a maximum amount of $50 million. The LGIC Letter Agreement further contemplates that LGIC would provide one hundred percent (100%) financing of the purchase price of any infrastructure equipment purchased by the Company from LGIC.

     The Company plans to enter into co-location agreements to lease switch facilities wherever possible from CAPs, LECs, long distance companies or other strategic resale partners. The Company expects to take advantage of excess switch capacity to reduce the amount of new capital required for fixed network deployment.

COMPETITION

     The wireless industry is characterized by intense competition between PCS, cellular and other wireless service providers. Although NextWave does not expect to compete directly with other PCS licensees, the Company's resellers will compete directly with as many as five other PCS licensees in each of the Markets. The A-Block and B-Block licensees in the Markets, which include AT&T Wireless Services, Inc., Sprint Spectrum L.P. and PrimeCo Personal Communications L.P., have substantial financial resources and significant time to market advantage over the Company. In addition, the FCC has announced that it will auction the three remaining PCS license blocks (D-Block, E-Block and F-Block, each of which is 10 MHz in bandwidth) within the next year. The Company is eligible to participate in the reauctioning of defaulted C-Block licenses and in the D-Block and E-Block Auctions. Depending on the FCC's resolution of a pending rulemaking proceeding, the Company may also be able to participate in the F-Block Auction. Pursuant to FCC rules, however, the Company may not acquire an attributable interest in more than an aggregate of 40 MHz of PCS spectrum in any PCS market. See "Regulation of Wireless Telecommunications Industry."

     NextWave, through its resellers, will also face competition from the incumbent cellular providers in each of the Markets. The majority of these incumbents have infrastructure, a customer base and brand-name in place. Many have been operational for at least five years and are expected to upgrade their networks to provide comparable services in competition with the Company. Principal cellular providers in the Markets are AirTouch Communications, Inc., Ameritech Cellular, AT&T Wireless Services, Inc., Bell Atlantic NYNEX Mobile, BellSouth Mobility, Inc., GTE Mobile Communications Corporation and Southwestern Bell, Inc. Many cellular providers currently sell MOUs on a wholesale basis to other carriers as well as on a retail basis to consumers. The Company anticipates that such cellular providers, as well as new PCS providers, will compete with the Company in the future and offer to wholesale MOUs for digital wireless services.

     The Company also expects to compete with the specialized mobile radio ("SMR") operator in each of the Markets. The leading national SMR provider is NEXTEL Communications Inc. SMR systems are capable of delivering dispatch paging and traditional voice and data mobile telecommunications services. The FCC recently completed an auction of 1,020 MTA 900 Mhz SMR licenses. In addition, the FCC is expected to license a new category of 175 licensed service areas in the 800 MHz SMR spectrum. SMR operators will be capable of delivering dispatch paging and traditional voice and data mobile telecommunications services.

     NextWave will face limited competition from other wireless service providers, such as paging companies and mobile satellite systems. Although a less direct substitute for mobile telephone services, one-way and two-way paging services may be adequate for those with more limited two-way communications needs. The FCC has initiated the adoption of rules to auction paging licenses. The FCC has also commenced licensing "narrowband PCS" in the 900 MHz band, which includes, among other services, data messaging, advanced one-way and two-way paging and facsimile. The messaging and paging services are expected to include electronic mail, digitized voice messages, and graphic images. In addition, the FCC has licensed three mobile satellite systems which plan to offer global cellular-type service from mobile satellites orbiting the earth. The first mobile satellite launch is expected to occur in 1997. These services, however, are targeted to more narrow customer markets in light of both the expected high price to the customer and the restricted range of services to be offered, as compared to the services to be offered by the Company. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY RIGHTS

     The Company's business relies on a combination of licensed patents, trademarks and non-disclosure and development agreements in order to establish and protect its proprietary rights. In addition, the Company will file patent applications relating to certain products developed by TELE*Code. It is the Company's policy to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by the Company. Applications for registrations of the trademarks NextWave Telecom and TELE*Code have been filed in the United States and certain foreign jurisdictions. In addition, the Company relies on copyright and trade secret laws to protect its proprietary rights. The Company attempts to protect its trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with the Company's employees and consultants and other similar measures. See "Risk Factors -- Uncertainty of Proprietary Rights."

EMPLOYEES

     As of May 31, 1996, the Company employed approximately 70 persons on a full-time basis. None of the Company's employees is represented by a union or is subject to a collective bargaining agreement.

PROPERTIES

     NextWave's principal executive offices are leased space of approximately 10,000 square feet located in San Diego, expiring January 31, 1997. The Company maintains additional leased space for its offices in New York, Boston, Dallas, Los Angeles, Tampa, Philadelphia and Akron. Management believes that these facilities are adequate for the Company's needs at the present time, but will need to be expanded regularly as the Company proceeds with the planned build-out of its PCS networks.

             REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

     NextWave is seeking to obtain licenses from the FCC to operate as a provider of PCS. As a result, the Company's ownership structure and telecommunications operations are and will be subject to FCC regulation.

OVERVIEW

     FCC Authority. The Communications Act of 1934, as amended (the "Communications Act") grants the FCC the authority to regulate the licensing and operation of all non-federal government radio-based services in the U.S. The scope of the FCC's authority includes (i) allocating radio frequencies, or spectrum, for specific services, (ii) establishing qualifications for applicants seeking authority to operate such services, including PCS applicants, (iii) approving initial licenses, modifications thereto, license renewals, and the transfer or assignment of such licenses, (iv) promulgating and enforcing rules and policies that govern the operation of spectrum licensees, (v) the technical operation of wireless services, interconnection responsibilities between and among PCS, other wireless services such as cellular, and landline carriers, and
(vi) imposition of fines and forfeitures for any violations of those rules and regulations. Under its broad oversight authority with respect to market entry and the promotion of a competitive marketplace for wireless providers, the FCC regularly conducts rulemaking and adjudicatory of proceedings to determine and enforce rules and policies potentially affecting broadband PCS operations.

     Regulatory Parity. The FCC adopted rules designed to create symmetry in the manner in which it and the states regulate similar types of mobile service providers. According to these rules, all "commercial mobile radio service" ("CMRS") providers that provide substantially similar services will be subject to similar regulation. A CMRS service is one in which the service is provided for a profit, interconnected to the public switched telephone networks, and made available to the public. Under these rules, providers of PCS, SMR, and ESMR services are subject to regulations similar to those governing cellular carriers if they offer an interconnected commercial mobile service. The FCC announced that it would forbear from applying several regulations to these services, including its rules concerning the filing of tariffs for the provision of interstate services. Congress specifically authorized the FCC to forbear from applying such regulation in the Omnibus Budget Reconciliation Act of 1993. With respect to cellular, the FCC has stated its intent to continue monitoring competition in the cellular service marketplace. The FCC also concluded that Congress intended to preempt State and local rate and entry regulation of all CMRS providers, including cellular, but established procedures for State and local governments to petition the FCC for authority to continue or initiate such regulation.

     Commercial Mobile Radio Source Spectrum Ownership Limit. The FCC has limited the amount of CMRS spectrum in which an entity may hold an attributable interest in a given geographic area to 45 MHz and the amount of attributable PCS spectrum in a PCS market to 40 MHz. CMRS and PCS licenses are attributed to an entity where its investments exceed certain thresholds or the entity is an officer or director of a CMRS or PCS licensee. In addition, entities with attributable interests in cellular licenses in certain markets cannot hold more than 10 MHz of PCS spectrum in the same markets, although that rule is currently subject to a pending rulemaking proceeding. The Company's ability to raise capital from entities with attributable CMRS interests in certain geographic areas is likely to be limited by this restriction.

     Interconnection Requirements. The FCC has pending proceedings to address various forms of interconnection obligations which could affect broadband PCS and other wireless service providers. In its mutual compensation proceedings, the FCC is examining its policies regarding the compensation arrangements which apply when CMRS providers, including broadband PCS providers, interconnect with LECs. In addition, the FCC is considering whether to rely upon private negotiations between wireless providers to determine whether direct interconnections between wireless networks should occur. The FCC also is considering whether private negotiations should be the preferred basis for wireless providers to permit the customers of one such provider to obtain service while roaming in the service area of the other.

     In related parts of the foregoing proceedings, the FCC is considering whether to require all wireless providers to provide capacity to non-facilities based resellers, whether wireless licensees should be permitted to resell capacity acquired from other wireless providers in the markets where they hold licenses at least during the initial startup period and whether wireless providers should be required to offer unbundled communications capacity to resellers who intend to operate their own switching facilities.

     Other FCC Requirements. The FCC also has pending proceedings regarding the scope of permissible uses of broadband PCS networks to provide fixed local loop and other fixed services in competition with the wireline offerings of the LECs. It also is considering the possible adoption of requirements on broadband PCS and other providers of real-time voice services to implement enhanced 911 capabilities.

     Other Federal Regulations. Wireless networks are subject to certain Federal Aviation Administration and guidelines regarding the location, lighting and construction of transmitter towers and antennas. In addition, the FCC has authority to enforce certain provisions of the National Environmental Policy Act as they would apply to the Company's facilities. The Company intends to use common carrier point-to-point microwave and traditional landline facilities to connect base station sites and to link them to their respective main switching offices. These microwave facilities are separately licensed by the FCC on a first-come, first-served basis (although the FCC has proposed to auction certain such licenses) and are subject to specific service rules.

     Wireless providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters.

     State and Local Regulation. The scope of state regulatory authority covers such matters as the terms and conditions of interconnection between LECs and wireless carriers under FCC oversight, customer billing information and practices, billing disputes, other consumer protection matters, certain facilities construction issues, transfers of control, the bundling of services and equipment, and requirements relating to making capacity available to third party carriers on a wholesale basis. In these areas, particularly the terms and conditions of interconnection between LECs and wireless providers, the FCC and state regulatory authorities share regulatory responsibilities with respect to interstate and intrastate issues, respectively.

     The FCC and a number of state regulatory authorities have initiated proceedings or indicated their intention to examine access charge obligations, mutual compensation arrangements for interconnections between local exchange carriers and wireless providers, the pricing of transport and switching facilities provided by LECs to wireless providers, the implementation of "number portability" rules to permit telephone customers to retain their telephone numbers when they change telephone service providers, and alterations in the structure of universal service funding, among other matters.

     The Company and its subsidiaries have been and intend to remain active participants in proceedings before the FCC and before state regulatory authorities. Proceedings with respect to the foregoing policy issues before the FCC and state regulatory authorities could have a significant impact on the competitive market structure among wireless providers and the relationships between wireless providers and other carriers.

GENERAL PCS REGULATIONS

     The FCC allocated spectrum for broadband PCS services in June 1994 in the 1850 to 1990 MHz bands. Of the 120 MHz available for PCS services, the FCC created six separate blocks of spectrum identified as A, B, C, D, E and F-Block. The A-Block, B-Block and C-Block are each allocated 30 MHz of spectrum and the D-Block, E-Block and F Block are allocated 10 MHz each. The FCC adopted a ten-year PCS license term with an opportunity to renew.

     The FCC adopted a "rebuttable presumption" that all PCS licensees are common carriers, subject to Title II of the Communications Act. Accordingly, each PCS licensee deemed to be a common carrier must provide services upon reasonable request and the rates, terms and conditions of service must not be unjustly or unreasonably discriminatory.

     Structure of PCS Block Allocations. The FCC defines the geographic contours of the licenses within each PCS block based on the MTAs and BTAs developed by Rand McNally. The FCC awarded A-Block and B-Block licenses in 51 MTAs. The C-Block, D-Block, E-Block and F-Block spectrum were allocated on the basis of 493 smaller BTAs. In addition, there are spectrum aggregation caps on PCS licensees limiting them to 40 MHz in any given market.

     All but three of the 102 total A-Block licenses and all B-Block licenses were auctioned in 1995. The three A-Block licenses were awarded separately pursuant to the FCC's "pioneer's preference" program. The auctioned A-Block and B-Block licenses were awarded in June 1995. The C-Block and F-Block spectrums are reserved for Entrepreneurs. (See "-- Entrepreneurs Block"). The FCC has proposed extending certain auction preferences to the D-Block and E-Block licenses in a pending rulemaking proceeding.

1996 ACT

     On February 8, 1996, Congress enacted the 1996 Act, which effected a sweeping overhaul of the Communications Act. In particular, the 1996 Act substantially amended Title II of the Communications Act, which governs telecommunications common carriers. The policy underlying this legislative reform was the opening of the telephone exchange service markets to full competition. The 1996 Act requires incumbent wireline LECs to open their networks to competition through interconnection and access to unbundled network elements and prohibits state and local barriers to the provision of interstate and intrastate telecommunications services.

     Implementation of the provisions of the 1996 Act will be the task of the FCC, the state public utility commissions and a federal-state joint board. Much of the implementation of the 1996 Act must be completed in numerous rulemaking proceedings with short statutory deadlines. These proceeding are expected to address issues and proposals already before the FCC in pending rulemaking proceedings affecting the wireless industry as well as additional areas of telecommunications regulation not previously addressed by the FCC and the states.

     The 1996 Act makes all state and local barriers to competition unlawful, whether they are direct or indirect. It directs the FCC to initiate rulemaking proceedings on local competition matters and to preempt all inconsistent state and local laws and regulations.

     The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing interstate or intrastate telecommunications services. States retain jurisdiction under the 1996 Act to adopt laws necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers.

     Some specific provisions of the 1996 Act which are expected to affect wireless providers are summarized below:

     Expanded Interconnection Obligations: The 1996 Act establishes a general duty of all telecommunications carriers, including C-Block PCS licensees, to interconnect with other carriers. The 1996 Act also contains a detailed list of requirements with respect to the interconnection obligations of LECs. These "interconnect" obligations include resale, number portability, dialing parity, access to rights-of-way and reciprocal compensation.

     LECs designated "incumbents" have additional obligations including: to negotiate in good faith; to interconnect on terms that are reasonable and non-discriminatory; to provide non-discriminatory access to facilities, equipment, features, functions and capabilities; to offer for resale at wholesale rates any service that LECs provide on a retail basis; and to provide actual collocation of equipment necessary for interconnection or access.

     The 1996 Act establishes a framework for state commissions to mediate and arbitrate negotiations between incumbent LECs and carriers requesting interconnection, services or network elements. The 1996

Act establishes deadlines, policy guidelines for state commission decisionmaking and federal preemption in the event a state commission fails to act.

     Review of Universal Service Requirements. The 1996 Act contemplates that interstate telecommunications providers, including CMRS providers, will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service, although the FCC can grant exemptions in certain circumstances.

     Prohibition Against Subsidized Telemessaging Services. The 1996 Act prohibits LECs from subsidizing telemessaging services (i.e., voice mail, voice storage/retrieval, live operator services and related ancillary services) from its telephone exchange service or exchange access.

     Conditions on RBOC Provision of In-Region InterLATA Services. The 1996 Act generally requires that before engaging in in-region interLATA services, the RBOCs must provide access and interconnection to one or more unaffiliated competing providers of telephone exchange service, or after ten months after enactment of the 1996 Act, no such provider requested such access and interconnection more than three months before the RBOCs has applied for authority.

     The specific interconnection requirements, which the RBOCs must offer on a non-discriminatory basis, include interconnection and unbundled access; access to poles, ducts, conduits and rights-of-way owned or controlled by the RBOCs; unbundled local loops, unbundled transport and unbundled switching; access to emergency 911, directory assistance, operator call completion and white pages; access to telephone numbers, databases and signalling for call routing and completion; number portability; local dialing parity; reciprocal compensation; and resale.

     RBOC Commercial Mobile Joint Marketing. The RBOCs are permitted to market jointly and sell wireless services in conjunction with telephone exchange service, exchange access, intraLATA and interLATA telecommunications and information services.

     CMRS Facilities Siting. The 1996 Act limits the rights of states and localities to regulate placement of CMRS facilities so as to "prohibit" the provisions of wireless services or to "discriminate" among providers of such services. It also eliminates environmental effects from RF emissions (provided the wireless system complies with FCC rules) as a basis for states and localities to regulate the placement, construction or operation of wireless facilities. The FCC's implementation of these provisions and the scope thereof have neither been adopted by the agency nor reviewed by the courts.

     Equal Access. The 1996 Act provides that wireless providers are not required to provide equal access to common carriers for toll services. The FCC is authorized to require unblocked access subject to certain conditions.

     Deregulation. The FCC is required to forebear from applying any statutory or regulatory provision that is not necessary to keep telecommunications rates and terms reasonable or to protect consumers. A state may not apply a statutory or regulatory provision that the FCC decides to forebear from applying. In addition, the FCC must review its telecommunications regulations every two years and change any that are no longer necessary.

RELOCATION OF INCUMBENT FIXED MICROWAVE LICENSEES

     In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees in the spectrum allocated for PCS use, the FCC has adopted (i) a transition plan to relocate fixed microwave operators that currently are operating in the PCS spectrum, and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will help defray the costs of the relocation. PCS licensees will only be required to relocate fixed microwave incumbents if they cannot share the same spectrum. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations.

     Relocation generally involves a PCS operator compensating an incumbent for costs associated with system modifications and new equipment required to move to alternate, readily available spectrum. This transition plan allows most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire, or emergency medical service operations, the voluntary negotiation period is three years. The FCC currently is considering whether to shorten the voluntary negotiation period by one year. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the existing microwave user is permitted to continue its operations until final FCC resolution of the matter.

     The FCC's cost-sharing plan allows PCS licensees that relocate fixed microwave links outside of their license areas to receive reimbursements from later-entrant PCS licensees that benefit from the clearing of their spectrum. A non-profit clearinghouse will be established to administer the FCC's cost-sharing plan.

THE ENTREPRENEURS' BLOCK

     Eligibility Requirements. As noted above, the FCC designated frequency blocks C and F as "Entrepreneurs' Blocks." The Company has been named as a winning bidder for certain licenses in the C-Block. The FCC requires that all C-Block licensees meet certain maximum size requirements as measured by gross revenues and total assets. In order to acquire C-Block licenses, the applicant, together with its affiliates and persons or entities that hold interests in the applicant and their affiliates, must have gross revenues of less than $125 million in each of the last two years and total assets of less than $500 million at the time the applicant's Short-Form (FCC Form 175) is filed.

     Under the FCC's rules, the Company also qualifies as a "Small Business", that is, an entity that, together with its affiliates and persons or entities that hold interests in the applicant and their affiliates, has average annual gross revenues of not more than $40 million for the preceding three calendar years prior to the date that the Short Form is filed. As a result of its classification as a Small Business, the Company is eligible for both a 25 percent bidding credit and for installment payments of interest only for the first six years of the license, and payments of interest and principal amortized over the remaining four years of the license term.

     The FCC allows exceptions to the general rule regarding limitations on gross revenues and assets by not counting the revenues and assets of certain non-controlling investors. To this end, the FCC adopted structural options in its rules for C-Block applicants that are controlled by investors meeting certain financial criteria "Control Group." The control group must have de facto and de jure control of the applicant licensee. For purposes of determining eligibility of an applicant (or licensee) using a Control Group structure, the FCC counts the gross revenues and total assets of the applicant (or licensee), its affiliates, the members of the control group, and their affiliates. The FCC does not count the gross revenues and total assets of "nonattributable equity investors" -- that is, investors outside the control group that satisfy the FCC's rules and do not control more than 25% of the Company's total equity (whether through voting or non-voting stock, or both) of the corporation -- or of their outside affiliates.

     The Company is structured pursuant to the FCC's "25 Percent Equity Structural Option." Pursuant to 25 Percent Equity Structural Option, the applicant must have a control group that owns at least 25 percent of the applicant's (or licensee's) total equity and at least 50.1 percent of the applicant's (or licensees) total voting stock, on a fully diluted basis.

     PCS Auctions. The FCC initiated auctions for the C-Block in December 1995. The Company participated in the auctions and filed applications for the 56 BTA licenses currently pending before the FCC. The Company's strategy in the auction process was designed to further its business plan described elsewhere in this Prospectus. Before granting licenses, the FCC requires that winning bidders submit a Form 600, or "Long Form application" for each market in which it has submitted the winning bid. This submission begins an administrative process in which parties have an opportunity to challenge the winning bidders' qualifications to be FCC licensees. Because of the Company's visibility as the leading bidder, its investments by non-U.S. entities, and its relationship with QUALCOMM, the Company expects challenges to its license applications (known as "petitions to deny"). The Company has an opportunity to respond to these petitions to demonstrate its compliance with the FCC's Rules. Based on the petitions and the replies thereto, the FCC will determine whether to grant such licenses. In addition, if the FCC determines that the Company violated FCC Rules, then the Company could be subject to substantial financial and regulatory penalties.

     License Transfer Restrictions. The FCC has also promulgated regulations restricting transfer of the C-Block licenses. Most notably, transfer of C-Block licenses is not permitted within the first three years of grant of the license. From three to five years after the license grant, transfer is permitted only to another eligible entity, such as another Small Business. If transfer occurs in years four and five to a company that does not qualify for bidding credits, such a sale would be subject to full payment of the bidding credit and immediate payment of the outstanding balance of the government installment payment debt as a condition of transfer. After five years, licenses are freely transferable, subject to the unjust enrichment penalties discussed below. In a pending rulemaking proceeding, the FCC has proposed to eliminate the transfer restrictions applicable to C-Block and F-Block licensees (without eliminating the unjust enrichment penalties).

     Unjust Enrichment. Any transfer during the full license term (10 years) may require certain costs and reimbursements to the government of bidding credits and/or outstanding principal and interest payments. In addition, if the Company wishes to make any change in ownership structure during the initial license term involving the de facto and de jure control of the Company, it must seek FCC approval and may be subject to the same costs and reimbursement conditions indicated above.

     Build-Out Requirements. The FCC has mandated that recipients of PCS licenses adhere to five year and ten year build-out requirements. Violations of these regulations could result in license revocations, forfeitures or fines. Under both five and ten year build-out requirements, all 30 MHz PCS licensees (such as C-Block licensees) must construct facilities that offer coverage to at least one-third of the population in their service area within five years from the date of initial license grants. Service must be provided to two-thirds of the population within ten years. Licensees which fail to meet the coverage requirements may be subject to forfeiting the license.

     Additional Requirements. As a C-Block licensee, the Company will be subject to certain restrictions that limit, among other things, the number of licenses it may hold as well as certain cross-ownership restrictions pertaining to cellular and other wireless investments. A pending rulemaking proceeding may relax the restrictions applicable to entities with attributable cellular ownership interests that seek to acquire PCS licenses, and eliminate certain ownership restrictions.

     Foreign Ownership Restrictions. The Communications Act requires that non-U.S. citizens, their representatives, foreign governments, or corporations otherwise subject to domination and control by non-U.S. citizens may not own of record or vote (i) more than 20% of the capital stock of a common carrier directly, or (ii) without approval of the FCC, more than 25% of the capital stock of the parent corporation of a common carrier licensee. Because the FCC classifies PCS as a common carrier offering, PCS licensees are subject to the foreign ownership limits. Congress recently eliminated restrictions on non-U.S. citizens serving as members on the board of directors of a common carrier radio licensee or its parent. The FCC also recently adopted rules that, subject to a public interest finding by the FCC, could allow additional indirect foreign ownership of CMRS companies to the extent that the relevant foreign states extend reciprocal treatment to U.S. investors.

     Failure to comply with these regulations may result in the FCC ordering (i) divestiture of the non-U.S. parties to bring the entity within compliance of the Communications Act, (ii) issuance of fines, or (iii) denial of renewal or revocation of the license(s).

     Penalties for Payment Default. A C-Block licensee that fails to make timely quarterly installment payments may incur substantial financial penalties, license revocation or other enforcement measures at the FCC's discretion. Where a C-Block applicant anticipates defaulting on any required payment, it may request a three to six month grace period before the FCC cancels its license. In the event of default by a C-Block licensee, the FCC could reclaim the licenses, reauction them, and subject the defaulting party to a penalty comprised of the difference between the price at which it acquired its license and the amount of the winning bid at reauction, plus an additional penalty of three percent of the subsequent winning bid.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the Company's directors and executive officers.

         NAME            AGE                               POSITION
- -----------------------  ----    ------------------------------------------------------------
Allen B. Salmasi.......    42    Chairman of the Board, Chief Executive Officer and President
Janice I. Obuchowski...    44    Vice Chairman, Executive Vice President and Director
C.J. Waylan............    54    Executive Vice President
Kevin M. Finn..........    54    Senior Vice President and Director
Nicole N. Salmasi......    38    Director
Frank A. Cassou........    39    Senior Vice President, Corporate Development and General
                                 Counsel
Raymond P. Dolan.......    38    Senior Vice President, Operations
Edward M. Knapp........    35    Senior Vice President, Engineering and Chief Technical
                                 Officer
Robert M. Kramer.......    32    Senior Vice President, Corporate Finance
James S. Madsen........    36    Senior Vice President, Business Development
Raju Patel.............    48    Senior Vice President, Network Systems
Gene M. Welsh..........    44    Senior Vice President, Finance and Chief Financial Officer

     ALLEN B. SALMASI has been the Chairman of the Board, Chief Executive Officer and President of NextWave since its founding. Immediately prior to founding NextWave in July 1995, Mr. Salmasi served as a member of the Board of Directors, President of the Wireless Telecommunications Division and Chief Strategic Officer of QUALCOMM. He joined QUALCOMM as a member of the Board of Directors and Vice President of Planning & Development in 1988, as a result of the merger of QUALCOMM and Omninet Corporation. Previously, Mr. Salmasi founded Omninet Corporation in 1984. At various times, through August, 1988, he served as Chairman of the Board, President and Chief Executive Officer of Omninet. From 1979 to 1984, Mr. Salmasi held various technical and management positions at the National Aeronautics and Space Administration Jet Propulsion Laboratory.

     JANICE I. OBUCHOWSKI has been the Vice Chairman, Executive Vice President and a Director of NextWave since its founding. Ms. Obuchowski is also the founder and President of Freedom Technologies, Incorporated, a telecommunications research and consulting firm based in Washington, D.C. She is also Of Counsel to the law firm of Halprin, Temple, Goodman & Sugrue. From 1989 to 1992, Ms. Obuchowski served as the Assistant Secretary for Communications and Information for the Department of Commerce and Administrator for the National Telecommunications and Information Administration ("NTIA"). In this capacity she was the principal communications policy advisor to President George Bush. Previously, Ms. Obuchowski also served as the Senior Advisor to FCC Chairman Mark Fowler, advising him on all telecommunications policy and international communications issues before the FCC. Ms. Obuchowski also is a member of the Board of Directors of QUALCOMM.

     C.J. WAYLAN has been the Executive Vice President of NextWave since May 1996. For more than the past five years until May 1, 1996, Mr. Waylan was an executive officer of a subsidiary of GTE. Most recently from February 1993, Mr. Waylan was Executive Vice President, Product Management and Business Development for GTE Mobilnet. In this position, he was responsible for managing GTE's PCS and wireless products and new business initiatives. Prior to this, Mr. Waylan was president of GTE Spacenet. Mr. Waylan also is a member of the Board of Directors of Stanford Telecom Inc.

     KEVIN M. FINN has been a Senior Vice President and Director of NextWave since its founding. From early 1992 until July 1995, Mr. Finn was President of Marin-Finn Industries, Inc. From August 1988 to early 1992, Mr. Finn was Vice President and General Manager of Densitron. From September 1986 to August 1988, Mr. Finn served as Executive Vice President of Omninet Corporation. From 1983 to 1987, Mr. Finn served as Vice President of the Sony Corporation of America and General Manager of its Component Products Division.

     NICOLE N. SALMASI has been Director of NextWavesince May 1995. Mrs. Salmasi served as a mechanical engineering designer at QUALCOMM from 1990 to 1994. Prior to QUALCOMM, from 1983 to 1987 at various times, Mrs. Salmasi was the Vice President of Business Administration and Director of Engineering Services at Omninet Corporation.

     FRANK A. CASSOU has been Senior Vice President, Corporate Development and General Counsel since February 1996. Prior to joining NextWave, Mr. Cassou was a partner at the law firm of Cooley Godward Castro Huddleson and Tatum, where he practiced corporate law representing telecommunications and technology companies for the past thirteen years. He was outside corporate counsel to QUALCOMM from June 1991 through February 1996.

     RAYMOND P. DOLAN has been the Senior Vice President, Operations of NextWave since May 1996. From July 1995 to May 1996, Mr. Dolan was Executive Vice President of Marketing of Bell Atlantic NYNEX Mobile. From May 1988 to June 1995, Mr. Dolan served in numerous technical and marketing positions for NYNEX Mobile Communications.

     EDWARD M. KNAPP has been the Senior Vice President, Engineering and Chief Technical Officer of NextWave since July 1995. From March 1994 to June 1995, Mr. Knapp was the Executive Director of Technical Services for NYNEX Mobile Communications. At NYNEX Mobile he was responsible for the planning, engineering design, site development and operation of the New York cellular system. From October 1990 to August 1994, Mr. Knapp held various technical, engineering and operations positions at NYNEX Mobile. Prior to NYNEX Mobile, he held various positions with Siemens Transmissions Systems and Sperry Defense Products Group.

     ROBERT M. KRAMER has been the Senior Vice President, Corporate Finance of NextWave since May 1996. From January 1995 to May 1996, Mr. Kramer was a Director in the Investment Banking Division of Merrill Lynch, specializing in wireless telecommunications. From January 1992 to December 1994, Mr. Kramer was a Vice President in the High Yield Finance Group of Merrill Lynch. Mr. Kramer joined Merrill Lynch in January 1989.

     JAMES S. MADSEN has been Senior Vice President, Business Development for NextWave since October, 1995. From 1993 until 1995, Mr. Madsen was Director of PCS Marketing and Business Development in the Wireless Telecommunications Division of QUALCOMM. Mr. Madsen managed all PCS business development, marketing and sales planning for QUALCOMM. From 1992 until 1993, Mr. Madsen was Director of Marketing for the OmniTRACS business at QUALCOMM focusing on the cable TV market. After joining QUALCOMM in 1989, Mr. Madsen assumed responsibility for QUALCOMM's worldwide VLSI components business development and marketing. Since 1993, Mr. Madsen has been a Director of Kilovac Corporation, a communications and electronics components manufacturer.

     RAJU PATEL has been the Senior Vice President, Network Systems of NextWave since May 1996. From May 1993 to May 1996, Mr. Patel was Senior Vice President and General Manager of the Wireless Division at Hughes Network Systems. Previously, Mr. Patel was President and Chief Executive Officer of NAC Inc.

     GENE M. WELSH has been the Senior Vice President, Finance and Chief Financial Officer of NextWave since May 1996. From July 1991 until May 1996, he was the Vice President of Finance and Chief Financial Officer of Los Angeles Cellular Telephone Co. (LA Cellular). From October 1990 until July 1991, Mr. Welsh was the Vice President of Finance and Chief Financial Officer/Treasurer of First Cellular Acquisition Corporation, a venture of First Boston Merchant Bank.

BOARD OF DIRECTORS

     Election of Directors. Under the Company's Restated Certificate of Incorporation, until the tenth anniversary of the date of award of the Company's PCS licenses, the holders of Series A Common Stock have the right, voting separately as a class, to elect the minimum number of directors necessary to constitute a majority of the Board of Directors and the holders of the Series B Common Stock have the right, voting separately as a class, to elect a number of directors equal to the total number of directors less the number of directors elected by the holders of Series A Common Stock. Immediately following the Offerings, the Board
of Directors will consist of      directors,      of which will have been
elected by the holders of Series A Common Stock and      of which will have been
elected by the holders of Series B Common Stock.

     Pursuant to the Amended and Restated Stockholders' Voting Agreement dated as of November 30, 1995, as amended (the "Stockholders' Voting Agreement"), all holders of Series B Common Stock issued prior to the Stock Offering and all holders of warrants, Bridge Notes and Series A Common Stock exercisable or convertible into Series B Common Stock issued prior to the Stock Offering have agreed to vote any shares of Series B Common Stock held by them in the manner set forth below: (a) to elect as a director of the Company one representative designated by each holder of Series B Common Stock who holds on a fully diluted basis at least 6% of the outstanding equity of the Company (a "6% Stockholder") and (b) for a period of three years from the award of the Company's PCS licenses, to elect as a director of the Company one representative designated by each of the following stockholders (collectively, "Early Investors"): ILJIN Group, Korea Electric Power Corporation, LG InfoComm, Inc., PECO Energy Company, Pohang Steel America Corp., QUALCOMM, SONY Electronics Inc. and Triumph Capital Group, Inc. As of May 31, 1996, there were no 6% Stockholders. In the event an Early Investor also qualifies as a 6% Stockholder, such Early Investor has only the right to designate one representative to serve on the Board of Directors. After the three year period referred to in clause (b) alone, an Early Investor will have the right to a Board designee only if such Early Investor is a 6% Stockholder at such time. The obligation to vote for election of the representative of a 6% Stockholder terminates when the stockholder ceases to be a 6% Stockholder. In addition, the parties to the Stockholders' Voting Agreement have agreed that, pursuant to FCC rules and regulations, no more 25% of the members of the Board of Directors of the Company at any time may be foreigners. The Stockholders' Voting Agreement terminates upon the earlier to occur of (i) the Company's becoming a party to a merger in which the Company is not the surviving corporation and the Company's stockholders hold, immediately after the merger, less than 50% of the equity securities of the surviving corporation or
(ii) ten years from the date of the Stockholders' Voting Agreement.

     Indemnification. The Company's Restated Certification of Incorporation eliminates, to the fullest extent permitted by law, the liability of its directors to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duty. This provision is intended to afford the Company's directors the benefit of the Delaware General Corporation Law, which provides that directors of Delaware corporations may be relieved of monetary liability for breach of their fiduciary duty of care, except under certain circumstances involving breach of a director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law or any transaction from which the director derived an improper personal benefit. The Company intends to enter into separate indemnification agreements with each of its directors and officers to effectuate these provisions and to purchase director's and officer's liability insurance.

     Committees of the Board of Directors; Compensation Committee Interlocks and Insider Participation. The Company intends to form an audit committee (the "Audit Committee") and a compensation committee (the "Compensation Committee") prior to consummation of the Stock Offering.

     The Audit Committee will review the scope and approach of the annual audit, the annual financial statements of NextWave and the auditors' report thereon and the auditors' comments relative to the adequacy of NextWave's system of internal controls and accounting systems. The Audit Committee will also recommend to the Board of Directors the appointment of independent public accountants for the following year. At least two independent directors will serve on NextWave's Audit Committee.

     The Compensation Committee will review management compensation levels and provide recommendations to the Board of Directors regarding salaries and other compensation for NextWave's officers, including bonuses and incentive programs. None of the members of the Compensation Committee will be an officer or employee of the Company. It is not expected that any member of the Compensation Committee will have any interlocking or other relationships with NextWave that would call into question his or her independence as a member of the Compensation Committee.

     Compensation of Directors. Directors of the Company currently receive no compensation for serving on the Board of Directors and are not reimbursed for their out-of-pocket expenses incurred in connection with attendance at meetings of, and other activities relating to serving on, the Board of Directors and any committees thereof. The Company may consider alternative compensation arrangements for its directors from time to time.

EXECUTIVE COMPENSATION

     The following table sets forth certain compensation awarded or paid by the Company during the period from May 16, 1995 (inception) to December 31, 1995 to its President and Chief Executive Officer and the Company's four other most highly compensated officers and key employees (collectively, the "Named Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                   COMPENSATION AWARDS
                                                         ANNUAL COMPENSATION      ---------------------
                                                        ----------------------    SECURITIES UNDERLYING
             NAME AND PRINCIPAL POSITION                SALARY($)     BONUS($)         OPTIONS(#)
- ------------------------------------------------------  ---------     --------    ---------------------
Allen B. Salmasi......................................   110,577           --            700,000
Chairman, President, Chief Executive Officer and
  Director
Janice I. Obuchowski(1)...............................    34,711           --            700,000
Vice-Chairman, Executive Vice President and Director
Kevin M. Finn.........................................     5,000           --            400,000
Senior Vice President and Director
Edward M. Knapp.......................................    65,000           --            600,000
Senior Vice President, Engineering
James S. Madsen.......................................    30,000           --            600,000
Senior Vice President, Business Development

- ---------------
(1) See "Certain Relationships and Related Transactions" for information regarding certain payments made to a consulting firm owned by Ms. Obuchowski.

     EQUITY INCENTIVE PLANS

       Amended and Restated Stock Option Plan

     In April 1996, the Company adopted The NextWave Telecom Inc. Amended and Restated Stock Option Plan (the "Option Plan") under which 20 million shares of Series B Common Stock were reserved for issuance upon exercise or grant of stock options, stock bonuses, restricted stock and stock appreciation rights granted to employees, directors and consultants of the Company and its affiliates. The Option Plan provides for grants of incentive stock options to employees (including officers and employee directors) of the Company and its affiliates, and non-statutory stock options to employees (including officers and employee directors), non-employee directors and consultants of the Company and its affiliates. The Option Plan also provides for the grant of stock bonuses, the sale of restricted stock and the grant of stock appreciation rights (in tandem with stock option grants or independently) to employees, directors and consultants of the Company and its affiliates. The Option Plan has been administrated by the Board of Directors and after the Stock Offering will be administrated by the Compensation Committee, which will determine the recipients and types of awards to be granted, the terms of awards, including the exercise or sale price, the number of shares subject to the award and the exerciseability thereof.

     Stock Options. The terms of stock options granted under the Option Plan may not exceed ten years. The exercise price of options granted under the Option Plan will be determined by the Compensation Committee; provided, however, that the exercise price of a non-statutory stock option generally cannot be less than 85% of the fair market value of the Series B Common Stock on the date of the option grant and the exercise price of an incentive stock option generally cannot be less than 100% of the fair market value of the Series B Common Stock on the date of grant. The exercise price of an option may be paid in cash or, at the discretion of the Compensation Committee, in the form of shares of Series B Common Stock and certain other consideration.

The Compensation Committee will determine when a stock option (or portions thereof) becomes vested and exercisable; provided, however, that the vesting provisions of an option will provide for at least 20% vesting for each year of service.

     No option may be transferred by the optionee other than by will or the laws of descent or distribution. An optionee whose relationship with the Company or an affiliate ceases for any reason (other than death or permanent disability) may exercise options within the three-month period following such cessation (unless such options terminate or expire sooner by their terms) or within such longer period as determined by the Compensation Committee.

     Stock Bonuses and Restricted Stock. The terms of stock bonuses and restricted stock granted under the Option Plan will be determined by the Compensation Committee. The purchase price for restricted stock will be determined by the Compensation Committee; provided, however, that the purchase price generally will not be less than 85% of the fair market value of the Series B Common Stock on the date of sale. Rights under a stock bonus or restricted stock purchase agreement may not be transferred by the recipient other than by will or the laws of descent or distribution. The purchase price of Series B Common Stock acquired pursuant to a restricted stock purchase agreement may be paid in cash or in any other form of consideration approved by the Compensation Committee. Shares of Series B Common Stock awarded or sold pursuant to stock bonuses or restricted stock sales may be subject to a repurchase option in favor of the Company in accordance with the vesting schedule determined by Compensation Committee.

     Stock Appreciation Rights. The terms of stock appreciation rights granted under the Option Plan will be determined by the Compensation Committee. Stock appreciation rights may be granted in tandem with the grant of a stock option or independently. A tandem stock appreciation right will expire upon the exercise of the corresponding stock option. If a tandem stock appreciation right is exercised, the corresponding stock option will expire. Independent stock option appreciation rights may be granted without regard to the grant of a stock option to the recipient. The appreciation distribution on an exercised stock appreciation right will be payable in cash or an equivalent number of shares of Series B Common Stock based on the fair market value on the date of exercise.

     Other Provisions. Shares subject to options, stock bonuses, restricted stock and stock appreciation rights which have lapsed or terminated may again be subject to grants or sales under the Option Plan. Furthermore, the Compensation Committee may offer to exchange new options or other awards for existing options or awards again becoming available for grant or sale under the Option Plan. In the event of a decline in the value of the Company's Series B Common Stock, the Compensation Committee will have the authority to offer recipients the opportunity to replace outstanding higher-priced options with new lower-priced options. Upon any merger or consolidation in which the Company is acquired, all outstanding vested options will either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute unvested options, the unvested options will terminate as of the closing of the merger or consolidation.

     As of June 6, 1996, options to purchase 13,987,500 shares of Series B Common Stock at exercise prices ranging from $0.25 to $3.00 per share were outstanding and 6,012,500 shares remained available for future option grants. The Option Plan will terminate on April 5, 2005, unless terminated sooner by the Compensation Committee.

     The following table shows for the period from May 16, 1995 (inception) to December 31, 1995, certain information regarding options granted to, exercised by, and held at year end by the Named Officers:

                      OPTIONS GRANTED IN LAST FISCAL YEAR

                                                              INDIVIDUAL GRANTS
                                  --------------------------------------------------------------------------
                                     NUMBER OF       PERCENT OF TOTAL                                GRANT
                                    SECURITIES       OPTIONS GRANTED     EXERCISE                     DATE
                                    UNDERLYING       TO EMPLOYEES IN       PRICE      EXPIRATION    PRESENT
              NAME                OPTIONS GRANTED      FISCAL 1995       PER SHARE       DATE        VALUE
- --------------------------------- ---------------    ----------------    ---------    ----------    --------
Allen B. Salmasi.................     700,000              16.7%           $.275       7/28/05
Janice I. Obuchowski.............     700,000              16.7%           $ .25       7/28/05
Kevin M. Finn....................     400,000               9.5%           $ .25       12/18/05
Edward M. Knapp..................     600,000              14.3%           $ .25        7/3/05
James S. Madsen..................     600,000              14.3%           $ .25       10/9/05

     The following table sets forth information with respect to (i) the exercise of stock options by the Named Officers during the period from May 16, 1995 (inception) to December 31, 1995, (ii) the number of unexercised options held by the Named Officers as of December 31, 1995 and (iii) the value as of December 31, 1995 of unexercised in-the-money options calculated on the basis of the $0.25 fair market value of the underlying securities at December 31, 1995, as determined by the Company's Board of Directors, minus the respective exercise price.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                                VALUE OF
                                                                          NUMBER OF            UNEXERCISED
                                                                         UNEXERCISED          IN-THE-MONEY
                                                                         OPTIONS AT            OPTIONS AT
                                    NUMBER OF                         DECEMBER 31, 1995     DECEMBER 31, 1995
                                     SHARES                           -----------------     -----------------
                                    ACQUIRED                            EXERCISABLE/          EXERCISABLE/
              NAME                 ON EXERCISE     VALUE REALIZED       UNEXERCISABLE         UNEXERCISABLE
- ---------------------------------  -----------     --------------     -----------------     -----------------
Allen B. Salmasi.................        --               --              0/700,000                  --
Janice I. Obuchowski.............        --               --              0/700,000                  --
Kevin M. Finn....................        --               --              0/400,000                  --
Edward M. Knapp..................        --               --              0/600,000                  --
James S. Madsen..................        --               --              0/600,000                  --

  401(k) Retirement and Savings Plan

     Effective as of July 1, 1995, the Board of Directors of the Company adopted The NextWave Telecom Inc. 401(k) Retirement and Savings Plan (the "Savings Plan"). The Savings Plan is a profit-sharing plan designed to be qualified under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The Savings Plan covers all employees of the Company who have attained age 21 and have completed 30 days of service, as that term is defined in the Savings Plan.

     A participant in the Savings Plan may contribute up to 15% of his or her compensation on a pre-tax basis under the Savings Plan. Also, under the Savings Plan, the Company may, in its discretion, make matching contributions based on the pre-tax contributions of a participant that are not in excess of 10% of compensation. The matching contributions may be up to 100% of the pre-tax contributions subject to matching. In addition, participants may make after-tax contributions of up to 10% of compensation under the Savings Plan. A participant's after-tax contributions are not subject to matching.

     Finally, the Company may make in its discretion, certain additional contributions that generally will be allocated to participants in proportion to compensation. Discretionary profit-sharing contributions for any plan year will be allocated to participants who have been credited with 501 or more hours of service during the plan year and to participants who terminate employment during the plan year due to death, disability or retirement.

The total annual contribution for each participant generally may not exceed the lesser of: (a) 25% of the participant's taxable compensation for such year, or
(b) the greater of (i) 25% of the defined benefit dollar limitation then in effect under Section 415(b)(1) of the Code, or (ii) $30,000. The Company made no contributions to the Savings Plan during the period ended December 31, 1995.

     Contributions made by, or on behalf of, a participant, and interest, earnings, gains or losses on such amounts, are credited to accounts maintained for the participant under the Savings Plan. A participant under the Savings Plan is fully vested in his or her pre-tax and after-tax contributions accounts. Vesting in a participant's remaining account is based upon his or her years of service with the Company. A participant is initially 20% vested after the completion of two years of service with the Company. The participant's vested percentage increases by 20% for each subsequent year of service with the Company, so that the participant is 100% vested after the completion of six years of service. In addition, a participant becomes fully vested in his or her accounts upon retirement due to permanent disability, attainment of age 65 or death. Finally, the Savings Plan provides that the Board of Directors of the Company may at any time declare the Savings Plan partially or completely terminated, in which event, the accounts of each participant with respect to whom the Savings Plan is terminated will become fully vested.

     In the event of a termination, partial termination or a complete discontinuance of contributions, the accounts of each affected participant will become fully vested.

                             PRINCIPAL STOCKHOLDERS

     The following tables set forth, as of May 31, 1996, the amount and percentage ownership of the Company's Series A Common Stock and Series B Common Stock beneficially owned by each holder of 5% or more of the Series A Common Stock or Series B Common Stock, by each director and Named Officer of the Company and by all officers and directors of the Company as a group. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the Series A Common Stock or Series B Common Stock shown as beneficially owned. An asterisk denotes beneficial ownership of less than 1%.

SERIES A COMMON STOCK

                                                              PERCENTAGE OF   PERCENTAGE OF   PERCENTAGE OF
                                                               OUTSTANDING     OUTSTANDING     OUTSTANDING
                                                                SERIES A        SERIES A        SERIES B
                                                 AMOUNT AND   COMMON STOCK    COMMON STOCK    COMMON STOCK
                                                 NATURE OF    PRIOR TO THE      AFTER THE       AFTER THE
                                                 BENEFICIAL       STOCK           STOCK           STOCK
              NAME AND ADDRESS(1)                OWNERSHIP      OFFERING        OFFERING       OFFERING(2)
- -----------------------------------------------  ----------   -------------   -------------   -------------
Allen B. Salmasi
  and Nicole N. Salmasi(3).....................  29,370,589        52.7%
Good News Communications Company, LLC..........  18,400,800        33.0%
Janice I. Obuchowski(4)........................   2,917,260         5.2%
James S. Madsen(5).............................     976,076         1.8%
Kevin M. Finn(6)...............................     856,637         1.5%
Edward M. Knapp................................     200,000           *
All Directors and Officers as a Group (19
  persons, including those named above)........  35,839,741        64.3%

- ---------------
(1) The address for all persons named above (except Good News Communications Company, LLC) is c/o The Company, 9455 Towne Centre Drive, San Diego, CA 92121-1964. The address for Good News Communications Company, LLC is 7710 Balboa Ave., Suite 227-E, San Diego, CA 92111.

(2) From and after the closing of the Stock Offering, at the election of a majority interest of the holders of Series A Common Stock, all or a part of the Series A Common Stock (other than 1,000 shares) may convert into fully paid and nonassessable shares of Series B Common Stock and warrants to purchase shares of Series B Common Stock at the Conversion Ratio (as defined). See "Description of Capital Stock."

(3) All shares shown are held of record by Navation Inc., a corporation owned and controlled by Mr. and Mrs. Salmasi and members of their immediate family.

(4) All shares shown are held of record by Freedom Mobility Inc., a corporation owned and controlled by Ms. Obuchowski and members of her immediate family.

(5) All shares shown are held of record by Jarrah, Inc., a corporation owned and controlled by Mr. Madsen and members of his immediate family.

(6) All shares shown are held of record by Marin/Finn Industries, Inc., a corporation owned and controlled by Mr. Finn and members of his immediate family.

SERIES B COMMON STOCK

                                                          PERCENTAGE OF OUTSTANDING   PERCENTAGE OF OUTSTANDING
                                                                  SERIES B                    SERIES B
                                                                COMMON STOCK                COMMON STOCK
                                   AMOUNT AND NATURE OF         PRIOR TO THE                  AFTER THE
        NAME AND ADDRESS           BENEFICIAL OWNERSHIP        STOCK OFFERING             STOCK OFFERING(1)
- ---------------------------------  --------------------   -------------------------   -------------------------
QUALCOMM Incorporated(2)(3)......        8,797,222                   9.6%
6455 Lusk Avenue
San Diego, CA 92121
PECO Energy Company(2)...........        7,166,667                   7.9%
2301 Market Street
Philadelphia, PA 19101
Pohang Steel America Corp.(4)....        6,666,667                   7.4%
300 Tice Blvd.
Woolcliff Lake, NJ 07675
Korea Electric Power
  Corporation(4)(5)..............        5,528,515                   6.1%
167, Samsong-Dong, Kangnam-Gu
Seoul, 135-791, Korea
LG InfoComm, Inc.(4)(5)..........        5,528,515                   6.1%
9725 Scranton Road, Suite 140
San Diego, CA 92121
Cerberus Partners, L.P.(4)(5)....        5,147,453                   5.7%
950 Third Avenue
New York, NY 10022
Kevin M. Finn(6).................           66,667                     *
c/o The Company
9455 Towne Centre Drive
San Diego, CA 92121-1964
James S. Madsen(7)...............            2,061                     *
c/o The Company
9455 Towne Centre Drive
San Diego, CA 92121-1964
All Directors and Officers as a
  Group (19 persons, including
  those named above).............          387,061                     *

- ---------------

(1) Based on           shares of Series B Common Stock outstanding, which does
    not include options or rights to purchase           shares of Series B
    Common Stock which have not yet vested. For a discussion of Series A Common Stock convertible into Series B Common Stock see the Series A Common Stock principal stockholders table on the previous page.

(2) Includes shares of Series B Common Stock subject to purchase within sixty days upon exercise of warrants to purchase shares of Series B Common Stock (the "Series B Warrants") by the following domestic investors: QUALCOMM, 1,111,111 and PECO Energy Company, 500,000.

(3) Includes 1,019,444 shares of Series B Common Stock subject to purchase within sixty days upon conversion of a convertible promissory note held by QUALCOMM.

(4) Excludes the following shares of Series B Common Stock which will become issuable upon exercise of Series B Warrants following additional issuances of equity interests by NextWave to domestic investors, thereby permitting additional foreign ownership of NextWave's equity interests under the FCC's rules: Pohang Steel America Corp., 4,404,444; Korea Electric Power Corporation, 492,436; LG InfoComm, Inc., 492,436; and Cerberus Partners, L.P., 96,606.

(5) Excludes the following shares of Series B Common Stock which will become issuable upon exercise of convertible promissory notes following additional issuances of equity interests by NextWave to domestic investors, thereby permitting additional foreign ownership of NextWave's equity interests under the

    FCC's rules: Korea Electric Power Corporation, 1,138,152; LG InfoComm, Inc., 1,138,152, and Cerberus Partners, L.P., 86,296.

(6) All shares shown are held of record by Marin/Finn Industries, Inc., a corporation owned and controlled by Mr. Finn and members of his immediate family.

(7) All shares shown are held of record by Jarrah, Inc., a corporation owned and controlled by Mr. Madsen and members of his immediate family.

     Pursuant to the terms of an Amended and Restated Series A Shareholders Agreement entered into as of November 15, 1995 by and among the Company and the holders of Series A Common Stock (all of whom constitute members of the Control Group), the holders are restricted from transferring their shares of Series A Common Stock for a period of three years from the date of award of the Company's PCS licenses or such longer period of time as may be required to comply with the FCC's rules and regulations. After the initial three-year period, the holders of Series A Common Stock that comprise the Qualifying Principals of the Control Group cannot transfer their shares of Series A Common Stock unless such transfer is either to another Qualifying Principal or a third party that qualifies as a Qualifying Principal. The Series A Shareholders Agreement also provides that upon conversion of shares of Series A Common Stock to Series B Common Stock, the holders will vote their shares to maintain a representative of Sony Electronics Inc. on the Board of Directors.

     For information regarding the election of directors of the Company, see "Management -- Board of Directors -- Election of Directors."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Navation Inc. has purchased since inception 29,370,589 shares of Series A Common Stock from the Company, at a purchase price of $0.25 per share, for an aggregate consideration of $7,342,647. Mr. Allen Salmasi, the Company's Chairman of the Board, President and Chief Executive Officer, controls Navation and owns a 20% interest in Navation Inc., with the remaining interests owned by members of Mr. Salmasi's immediate family. As payment for 5,340,587 of such shares, Navation Inc. paid the par value in cash and issued a promissory note to the Company in the amount of $1,334,612, at an interest rate of 6% per annum, which matures upon demand if the Company does not repay the Bridge Notes by October 5, 1997 (the "Navation Purchase Note"). If the Company repays the Bridge Notes by October 5, 1997, the Navation Purchase Note will be cancelled and up to 5,340,587 shares will be returned to the Company to the extent such shares need not remain outstanding for the Company's continuing compliance with the FCC's foreign ownership restrictions. See "Certain Indebtedness -- Bridge Notes."

     Freedom Mobility Inc. has purchased since inception 2,917,260 shares of Series A Common Stock, at a purchase price of $0.25 per share, for an aggregate consideration of $729,315. Ms. Janice Obuchowski, the Company's Vice-Chairman, owns a majority interest in Freedom Mobility Inc., with the remaining ownership interests held by members of her immediate family. As payment for 536,244 of the shares, Freedom Mobility Inc. paid the par value in cash and issued a promissory note to the Company in the amount of $134,007, at an interest rate of 6% per annum, which matures upon demand if the Company is unable to repay the Bridge Notes by October 5, 1997 (the "Freedom Purchase Note"). If the Company repays the Bridge Notes by October 5, 1997, the Freedom Purchase Note will be cancelled and up to 536,244 shares will be returned to the Company to the extent such shares need not remain outstanding for the Company's continuing compliance with the FCC's foreign ownership restrictions. See "Certain Indebtedness -- Bridge Notes."

     Ms. Obuchowski is the principal owner of Freedom Technologies Inc., which provides consulting services to the Company pursuant to an informal arrangement, receiving $120,000 for such services in 1995. In addition, Ms. Obuchowski is of counsel to the law firm of Halprin, Temple, Goodman & Sugrue in Washington, D.C. Ms. Obuchowski is married to Mr. Albert Halprin, a partner at Halprin, Temple, Goodman & Sugrue. The Company retained Halprin, Temple, Goodman & Sugrue to perform legal services in 1995 and intends to continue this relationship in the future.

     Upon his joining the Company in May 1996, Mr. Gene Welsh received a $135,000 loan from the Company. The loan bears interest at 6% per annum and matures on the earlier of January 15, 1998 or termination of employment, except that Mr. Welsh is obligated to apply any future bonus amounts (net of applicable taxes) to repayment of the loan.

     On May 6, 1996, the Company made a non-recourse loan in the aggregate approximate principal amount of $600,000 to Mr. Robert M. Kramer, Senior Vice President, Corporate Finance, to purchase 200,000 shares of Series B Common Stock (the "Shares") at a price of $3.00 per share. The note is secured by the Shares, and all proceeds from any sale of the Shares must be applied first to repayment of the note. The note bears no interest and generally matures on the earlier of (i) May 6, 2001 or (ii) the earliest time at which Mr. Kramer may sell all or a portion of the Shares under applicable securities laws following his termination of employment "for cause" by the Company or without "good reason" by Mr. Kramer, to the extent of the net proceeds from such sales. Mr. Kramer's ownership of the Shares vests in two equal installments on May 6, 1997 and May 6, 1998, subject to earlier vesting upon Mr. Kramer's achieving certain performance objectives or Mr. Kramer's termination other than "for cause" by the Company or with "good reason" by Mr. Kramer. The Company may demand repayment of the note at any time after May 6, 1999 if the ten-day average trading price of the Series B Common Stock exceeds $20 per share. The Company has agreed to reimburse Mr. Kramer for certain taxes that may be payable in connection with the loan.

     Certain stockholders of the Company have entered into an Amended and Restated Stockholders' Voting Agreement, pursuant to which such stockholders have agreed for an initial period of three years (subject to extension in the event a party is a 6% Stockholder at the end of the initial period) to elect to the Company's Board of Directors representatives designated by certain "Early Investors" (as defined in such agreement). As of May 31, 1996, none of the representatives designated by such Early Investors had been elected to the Board. See "Management -- Directors and Executive Officers -- Election of Directors."

     During the period from January through April 1996, the Company performed consulting services for Korean Information and Communications Co., Ltd, the president and chief executive officer of which is the father of Stephen Park, an employee of the Company. Mr. Park is the majority stockholder of Good News Communications Company, LLC, a Series A Common Stockholder of the Company. During the three months ended March 31, 1996, the Company recorded related consulting revenues and consulting costs in the amounts of $1,841,000 and $320,000, respectively, and had related accounts receivable of $1,841,000 outstanding as of March 31, 1996.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture, to be dated as of the Issue
Date (the "Indenture"), between the Company and           , as trustee (the
"Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Notes and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Notes and the Indenture (including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act) copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference.

GENERAL

     The Notes will be senior unsecured obligations of the Company, limited to
$          in aggregate principal amount at maturity, and will mature on
            , 2006. The Notes will rank pari passu in right of payment with all existing and future unsecured, unsubordinated indebtedness of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company. The Company is a holding company with limited assets of its own that conducts substantially all of its business through its subsidiaries. The Notes will represent general senior unsecured obligations of the Company and will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables and indebtedness that may be incurred by the Company's subsidiaries under certain vendor financing
arrangements. As of                , 1996, after giving pro forma effect to the
Notes Offering, the Stock Offering and the incurrence of indebtedness to the federal government in respect of certain licenses and the application of the net proceeds therefrom, but without giving effect to the indebtedness expected to be incurred by the Company's subsidiaries under certain vendor and other financing arrangements, the Company's subsidiaries would have had approximately
$          of indebtedness outstanding, to which holders of the Notes would have been effectively subordinated in right of payment. Such subsidiaries are expected to incur substantial additional indebtedness in the next several years. See "Risk Factors -- Substantial Leverage; Ability to Service Debt,"
"-- Holding Company Structure; Structural Subordination of the Notes; Asset Encumbrances." The operations of the Company are and will be conducted through its subsidiaries, and the Company is therefore ultimately dependent on the cash flow of such subsidiaries to meet its obligations, including its obligations under the Notes.

     Although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder of Notes as such discount is amortized from the date of issuance of the Notes, Holders of Notes will not receive any cash payments of interest on the
Notes until             , 2002. See "Certain Federal Income Tax Considerations."
From and after             , 2001, interest on the Notes will accrue at the rate
shown on the front cover of this Prospectus from             , 2001 or from the
most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the
     or           immediately preceding the Interest Payment Date) on      and
          of each year, commencing             , 2002. Interest will be computed
on the basis of a 360-day year comprised of twelve 30-day months.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company which initially will be the corporate trust office of the Trustee.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity and any integral multiple thereof.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the Company's option, in whole or in part,
at any time or from time to time, on or after             , 2001 and prior to
maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holders' last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing of the years set forth below:

                                                                    REDEMPTION
                                       YEAR                           PRICE
                --------------------------------------------------  ----------
                2001..............................................           %
                2002..............................................
                2003..............................................
                2004 and thereafter...............................    100.000

     In addition, at any time prior to           , 1999, the Company may redeem
up to 35% of the aggregate principal amount at maturity of Notes originally issued with the Net Cash Proceeds of (i) one or more public offerings for the Company's Common Stock registered under the Securities Act (a "Public Equity Offering") or (ii) a sale of the Company's Common Stock to a Strategic Equity Investor in a single transaction or series of related transactions, in either case for gross proceeds of at least $150 million, at a Redemption Price equal to
   % of the Accreted Value of the Notes (determined at the Redemption Date), upon not less than 30 nor more than 60 days' notice by first class mail given within 30 days after (and not before) such sale, provided that not less than 65% of the aggregate principal amount at maturity of the Notes originally issued remain outstanding following such redemption.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis or by lot; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

     The Notes will not have the benefit of any sinking fund.

COVENANTS

     The Indenture will contain, among others, the following covenants:

     Limitation on Indebtedness

     Under the terms of the Indenture, the Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness, other than Permitted Indebtedness; provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Indebtedness to EBITDA
Ratio would be      to 1, with respect to an Incurrence prior to             ,
1999, or      to 1, with respect to an Incurrence on or after             ,
1999.

     For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the definition of Permitted Indebtedness, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

     The Indenture further provides that, notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the Company will not, and will not permit any Restricted Subsidiary to, Incur any Guarantee of Indebtedness of any Unrestricted Subsidiary, unless permitted pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant.

     Limitation on Restricted Payments

     So long as any of the Notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on account of the Company's Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire such shares of Capital Stock) (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company (including options, warrants or other rights to acquire such shares of Capital Stock), (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes, or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness (other than Permitted Indebtedness) under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indenture shall exceed the sum of (1) Cumulative EBITDA less 1.5 times Cumulative Interest Expense plus (2) the aggregate Net Cash Proceeds received by the Company after the Issue Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Unrestricted Subsidiary resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from such Unrestricted Subsidiary (except to the extent any such payment is included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed the amount of Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary.

     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the definition of Permitted Indebtedness; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company in exchange for, or out of the proceeds of a substantially concurrent issuance or sale of, shares of Capital Stock (other than Redeemable Stock) of the Company; (iv) the acquisition of Indebtedness of the Company which is subordinated in right of payment to the Notes, in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Redeemable Stock) of the Company; (v) payments or distributions, in the nature of satisfaction of dissenters' rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to consolidations, mergers and transfers of all or substantially all of the property and assets of the Company; (vi) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company to the extent necessary, in the judgment of the Board of Directors of the Company, to prevent the loss or secure the removal or reinstatement of any license held by the Company or any Restricted Subsidiary from any governmental agency as a result of laws limiting foreign ownership of the Company's Capital Stock or to retain the financial benefits of the Company's status as a "Small Business" as such term is defined by the FCC; (vii) the repurchase of Capital Stock of the Company (including options, warrants or other rights to acquire such Capital Stock) from departing or deceased directors, officers or employees of the Company or its subsidiaries in an aggregate amount not to exceed $5 million in any fiscal year, provided that the Company may carry forward the unused portion of the $5 million in any fiscal year to the next fiscal year, and provided further, that the Company may not carry forward more than $5 million to any subsequent fiscal year; (viii) the repurchase or redemption of Capital Stock of the Company pursuant to the terms of the Navation Purchase Note and the Freedom Purchase Note; (ix) the use of a portion of the proceeds of the Notes Offering to redeem the Company's Convertible Senior Subordinated Notes due 2002; (x) any investment made with the proceeds of a substantially concurrent sale of Capital Stock (other than Redeemable Stock); and (xi) Asset Swaps; provided that except in the case of clause (i) no Default or Event of Default shall have occurred and be continuing as a consequence of the payment set forth therein.

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payments referred to in clauses (ii) and (ix) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii), (iv) or (x) shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments.

     Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     So long as any of the Notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,
(ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Issue Date in the Indenture or any other agreement in effect on the Issue Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or (vi) pursuant to an agreement entered into after the Issue Date relating to any Indebtedness which is permitted to be Incurred under clause (vi) of the definition of Permitted Indebtedness. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted

Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

     Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

     Under the terms of the Indenture, the Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of Capital Stock of a Restricted Subsidiary to any person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, except for shares of common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions.

     Limitation on Issuances of Guarantees by Restricted Subsidiaries

     The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary and (y) was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of the Company of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture). The release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee will not release or discharge such Subsidiary Guarantee.

     Limitation of Transactions with Shareholders and Affiliates

     Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 10% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary (in each case, an "Interested Person"), unless (a) such transaction or series of related transactions is on fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not an Interested Person, as evidenced by an Officers' Certificate delivered to the Trustee, (b) with respect to a transaction or series of related transactions involving aggregate payments or value equal to or greater than $10 million but less than $25 million, such transaction must have been approved in good faith by a majority of the Company's Board of Directors and a majority of its Independent Directors (if any), as evidenced by an Officers' Certificate delivered to the Trustee, and (c) with respect to transactions or series of related transactions involving aggregate payments or value equal to or greater than $25 million, the Company has obtained and delivered to the Trustee a written opinion from a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

     The foregoing limitation does not limit, and shall not apply, to (i) transactions involving aggregate payments and other consideration having a fair market value at the time of the transaction or series of transactions of
$          or less; (ii) any transaction between the Company and any of its
Wholly Owned Restricted Subsidiaries or between Wholly Owned Restricted Subsidiaries; (iii) any transaction in the ordinary course of business between the Company or any Restricted Subsidiary and any vendor or vendors of assets or services used in the Permitted Businesses that is an Interested Person, so long as such transaction is (a) on fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction and (b) is approved by a majority of the Board of Directors of the Company and a majority of the Independent Directors of the Company; (iv) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company, or (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant.

     Limitation on Liens

     Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien for so long as such obligation or liability is so secured.

     The foregoing limitation does not apply to (i) Liens created pursuant to agreements existing on the Issue Date; (ii) Liens granted after the Issue Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (iii) of the definition of Permitted Indebtedness; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens with respect to assets or properties of any Person that becomes a Restricted Subsidiary after the Issue Date; provided that such Liens do not extend to or cover any assets or properties of the Company or any of its Restricted Subsidiaries other than the assets or properties of such Person subject to such Liens on the date such Person becomes a Restricted Subsidiary; and provided further that such Liens are not incurred in contemplation of, or in connection with, such Person becoming a Restricted Subsidiary; (vi) Liens securing Indebtedness which is permitted to be Incurred under clauses (vi) and (xi) of the definition of Permitted Indebtedness; or
(vii) Permitted Liens.

     Limitation on Asset Sales

     Under the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments, provided, however, that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto, excluding contingent liabilities and trade payables) of the Company or any such Restricted Subsidiary that are not subordinated by their terms to the Notes and that are assumed by the transferee of any such assets or are otherwise no longer the Company's or any of its Restricted Subsidiaries' liability and (y) any notes or other obligations received by the Company or any such Restricted Subsidiary in connection with such Asset Sale that are converted by the Company or such Restricted Subsidiary into cash within 60 days of receipt, shall be deemed to be cash for purposes of this provision. In the event and to the extent that the Net Cash Proceeds received by the Company or its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceed $10 million, then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within 365 days after the date Net Cash Proceeds so received (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay senior secured Indebtedness of the Company, or Indebtedness of any Restricted Subsidiary, and to permanently reduce the amount of such Indebtedness outstanding on the Issue Date or permitted to be incurred pursuant to the covenant "Limitation on Indebtedness," in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A), in property or assets (other than current assets) that are used or useful in one or more Permitted Businesses (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and
(ii) apply such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied during such 365 day period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $25 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate Accreted Value of Notes equal to the Excess Proceeds on such date, at a purchase price equal to the Accreted Value of the Notes, plus, in each case, accrued interest (if any) to the date of purchase.

     Activities of the Company and Restricted Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, engage in any material respect in any business other than Permitted Businesses.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     The Company must commence, within 60 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the Accreted Value thereof on any date of
purchase prior to                2001, or 101% of the principal amount at
maturity thereof plus accrued and unpaid interest, if any, to any date of
purchase on or after                2001.

     The failure by the Company to make or consummate an Offer to Purchase will constitute an Event of Default without any waiting period or notice requirements.

     There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless the consents referred to above are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

     Under the terms of the Indenture, the Company will file with the Trustee and provide Holders, within 15 days after the filing thereof with the Commission, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rule and regulation prescribe) that the Company is required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act or any successor provision thereto, so long as any of the Notes are outstanding, the Company will be required to continue to file with the Commission and to provide the Trustee and Holders the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were subject thereto.

EVENTS OF DEFAULT

     The following events will be defined as "Events of Default" in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) defaults in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the provisions of the "Limitation on Asset Sales" covenant or the "Repurchase of Notes upon a Change of Control" covenant; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any Indebtedness for money borrowed by the Company or any Restricted Subsidiary having an outstanding principal amount of at least $15 million; (f) the rendering of any final judgment or judgments against the Company or any Restricted Subsidiary in an amount in excess of $15 million which remains undischarged or unstayed for a period of 30 days after the date on which the right to appeal has expired; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Restricted Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary or for all or substantially all of the property and assets of the Company or any Restricted Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Restricted Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; (h) the Company or any Restricted Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary or for all or substantially all of the property and assets of the Company or any Restricted Subsidiary or (C) effects any general assignment for the benefit of creditors; (i) the final determination of the FCC to revoke any or all of the Company's material FCC licenses; or (j) the final determination by the FCC not to grant any or all of the FCC licenses for which the Company has applied.

     If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate Accreted Value of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the Accreted Value of, premium, if any, and accrued interest, if any, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such Accreted Value, premium, if any, and accrued interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs, the Accreted Value of, premium, if any, and accrued interest, if any, on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in Accreted Value of the outstanding Notes, by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived, and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

     The Holders of at least a majority in aggregate Accreted Value of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate Accreted Value of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

     The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or the Company) shall be issued or distributed to the shareholders of the Company) unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee, all of the obligations of the Company in respect of all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; and (iv) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

DEFEASANCE

     Defeasance and Discharge. The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the date of the Indenture such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of
Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "-- Consolidation, Merger and Sale of Assets" and all the covenants described herein under "-- Covenants," clause (c) under "-- Events of Default" with respect to such covenants and clause (iii) under "-- Consolidation, Merger and Sale of Assets," and clauses (d) and (e) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes at the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated

Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with an Offer to Purchase or tender or exchange offer for the Notes); provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes, or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act, incorporated by reference therein, contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms set forth below as well as the definition of any other capitalized term used herein for which no definition is provided.

     "Accreted Value" is defined to mean, for any Specified Date, the amount provided for each $1,000 principal amount at maturity of Notes:

          (i) if the Specified Date occurs on one of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

                                                                              ACCRETED
                              SEMI-ANNUAL ACCRUAL DATE                         VALUE
        --------------------------------------------------------------------  --------
               , 1996.......................................................   $
               , 1997.......................................................   $
               , 1997.......................................................   $
               , 1998.......................................................   $
               , 1998.......................................................   $
               , 1999.......................................................   $
               , 1999.......................................................   $
               , 2000.......................................................   $
               , 2000.......................................................   $
               , 2001.......................................................   $
               , 2001.......................................................   $1,000

          (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) the issue price (as determined for U.S. federal income tax purposes) and (b) an amount equal to the product of (1) the Accreted Value for the first Semi-Annual Accrual Date less the original issue price multiplied by (2) a fraction, the numerator of which is the number of days from the issue date of the Notes to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the issue date of the Notes to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

          (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and
     (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

        (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by the Company or a Restricted Subsidiary and not incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition, as the case may be; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

     "Adjusted Consolidated Net Income" means, with respect to any period, the net income (loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication, (i) all extraordinary gains or losses, (ii) the portion of net income (but not losses) of such person allocable to minority interests in such persons, except to the extent that cash dividends or distributions have actually been received by the Company or any Restricted Subsidiary, (iii) net income (or loss) of any person combined with the Company or a Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) gains in respect of any Asset Sales, and (v) the net income of any Unrestricted Subsidiary, except to the extent that cash dividends or distributions have actually been received by the Company or a Restricted Subsidiary.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to (a) direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, or (b) designate a member of the Board of Directors of such Person.

     "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated or amalgamated with the Company or any Restricted Subsidiary or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation, or sale- leaseback transactions) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Company or any of its Restricted Subsidiaries and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include (i) sales or other dispositions of inventory, receivables and other assets in the ordinary course of business, (ii) sales or other dispositions of assets with a fair market value (as certified in an Officers' Certificate) not in excess of $5 million or (iii) Asset Swaps.

     "Asset Swap" means a substantially concurrent purchase and sale, or exchange, of Productive Assets between the Company or any of its Restricted Subsidiaries and another person or group of Affiliated persons; provided that prior to consummating an Asset Swap involving assets of the Company or any
Restricted Subsidiary with a fair market value in excess of $          (as
determined by the Board of Directors in good faith) the Company shall obtain and deliver to the Trustee a written opinion from a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

     "Average Life" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in the equity of such Person, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Equity Shares.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capitalized Lease Obligations" means, the discounted present value of the rental obligations under a Capitalized Lease.

     "Change of Control" means the occurrence of any of the following events:
(i) for so long as the Series A Common Stock remains outstanding and the holders of such Series A Common Stock have the right to elect a majority of the Board of Directors pursuant to Restated Certificate of Incorporation of the Company, a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than an Excluded Person, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of shares of Series A Common Stock having more than 50% of the total voting power of such shares of Series A Common Stock; (ii) if there are no shares of Series A Common Stock outstanding or the Series A Common Stock no longer has the right to elect a majority of the Board of Directors pursuant to the Restated Certificate of Incorporation of the Company, a "person" or "group", other than an Excluded Person, becomes the "beneficial owner" of Voting Stock having more than 50% of the voting power of the total Voting Stock of the Company; (iii) individuals who, on the later of the Issue Date and the date occurring two years prior to the date of determination, constitute the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or by the Company's shareholders was approved by the nominating committee of the Board of Directors, a majority of the members of which were members of the Board of Directors at the later of the Issue Date and the beginning of such period and directors whose election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or (iv) the Company consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of the Company is converted into or exchanged for Voting Stock (other than Redeemable Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock (giving effect to such issuance).

     "Closing Price" on any Trading Day with respect to the per share price of any shares of Capital Stock means the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or, if such shares of Capital Stock are not listed or admitted to trading on such exchange, on the principal national securities exchange on which such shares are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the National Association of Securities Dealers Automated Quotations National Market System or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on such automated quotation system but the issuer is a Foreign Issuer (as defined in Rule 3b-4(b) under the Exchange Act) and the principal securities exchange on which such shares are listed or admitted to trading is a Designated Offshore Securities Market (as defined in Rule 902(a) under the Securities Act), the average of the reported closing bid and asked prices regular way on such principal exchange, or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on such automated quotation system and the issuer and principal securities exchange do not meet such requirements, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm that is selected from time to time by the Company for that purpose and is reasonably acceptable to the Trustee.

     "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP.

     "Consolidated Indebtedness to EBITDA Ratio" means, as at any date of determination (the "Determination Date"), the ratio of (i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis ("Consolidated Indebtedness") as at the Determination Date to (ii) the Consolidated EBITDA of the Company for the then most recent two full fiscal quarters for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant described above multiplied by two (such two full fiscal quarter period being referred to herein as the "Two Quarter Period"); provided that (x) pro forma effect shall be given to (A) any Indebtedness Incurred during the period commencing on the first day of the Two Quarter Period through the Determination Date (the "Reference Period"), including any Indebtedness Incurred on the Determination Date, to the extent outstanding on the Determination Date, and (B) the discharge of any other Indebtedness permanently retired, repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness, in each case as if the Incurrence or retirement of such Indebtedness had occurred on the first date of such Reference Period, (y) if during the Reference Period, the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, Consolidated EBITDA for such period shall be reduced by an amount equal to the portion thereof (if positive), or increased by an amount equal to the portion thereof (if negative), directly attributable to the assets which are the subject of such Asset Sale and any related retirement of Indebtedness as if such Asset Sale and related retirement of Indebtedness had occurred on the first day of such Reference Period or (z) if during such Reference Period the Company or any of its Restricted Subsidiaries shall have made any Asset Acquisition, the Consolidated EBITDA of the Company shall be calculated on a pro forma basis as if such Asset Acquisition and any related financing had occurred on the first day of such Reference Period.

     "Consolidated Interest Expense" means, for any period, the aggregate of the following amounts for such period determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in accordance with GAAP: the amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period.

     "Cumulative EBITDA" means Consolidated EBITDA of the Company and its Restricted Subsidiaries for the period beginning on the first day of the fiscal quarter immediately following the Issue Date, through and including the end of the last fiscal quarter (for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant) preceding the date of any proposed Restricted Payment.

     "Cumulative Interest Expense" means the total amount of Consolidated Interest Expense of the Company and its Restricted Subsidiaries for the period beginning on the first day of the fiscal quarter immediately following the Issue Date, through and including the end of the last fiscal quarter (for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant) preceding the date of any proposed Restricted Payment.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in currency values to or under which the Company or any of its Restricted Subsidiaries is a party or a beneficiary on the Issue Date or becomes a party or a beneficiary thereafter.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Excluded Person" means Mr. Allen Salmasi and any Related Person.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

     "Guarantee" means, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including Acquired Indebtedness (and "Incurrence," "Incurred," "Incurrable," and "Incurring" shall have meanings correlative to the foregoing); provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all obligations of such Person to the U.S. Government in respect of the PCS Licenses, (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (viii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (ix) to the extent not otherwise included in this definition, the amount appearing on a balance sheet of such Person prepared in accordance with GAAP with respect to obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness, and (ii) that Indebtedness shall not include any liability for federal, provincial, local or other taxes.

     "Independent Director" means, with respect to any proposed transaction between the Company and an Interested Person thereof, a member of the Company's Board of Directors who is not an officer or employee of the Company, would not be a party to, or have a financial interest in, such transaction and is not an officer, director or employee of, and does not have a financial interest in such Interested Person.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) to, capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include the designation of a Restricted Subsidiary as an

Unrestricted Subsidiary. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described above, (i) "Investment" shall include the fair market value of the assets (net of liabilities) of any Restricted Subsidiary of the Company at the time that such Restricted Subsidiary of the Company is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

     "Investment Grade" means a rating of at least BBB-, in the case of S&P, or Baa3, in the case of Moody's.

     "Issue Date" means the date on which the Notes are originally issued under the Indenture.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

     "Moody's" means Moody's Investors Service, Inc. or if Moody's Investors Service, Inc. shall cease rating debt securities having a maturity at original issuance of at least seven years and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if Moody's Investors Service, Inc. ceases rating debt securities having a maturity at original issuance of at least seven years and its ratings business with respect thereto shall not have been transferred to any successor Person, then "Moody's" shall mean any other nationally recognized rating agency (other than S&P) that rates debt securities having a maturity at original issuance of at least seven years and that shall have been designated by the Company by a written notice given to the Trustee.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;
(v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. On the Payment Date, the Company shall
(i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase.

     "PCS Licenses" means the PCS licenses for which the Company has filed a long-form FCC application prior to the Issue Date.

     "Permitted Businesses" means the telecommunications business and activities and services that are complimentary, ancillary or related thereto.

     "Permitted Indebtedness" of the Company and any Restricted Subsidiary shall mean each and all of the following: (i) the Notes; (ii) Indebtedness to the Company or any of its Wholly Owned Restricted Subsidiaries; provided that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Wholly Owned Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clauses (ii) or (iv) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced, including Vendor Financing Arrangements, is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced, including Vendor Financing Arrangements, is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may

Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, and (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; (v) Indebtedness of the Company or any Restricted Subsidiary to the U.S. Government in respect of the PCS Licenses;
(vi) Indebtedness of the Company or any Restricted Subsidiary Incurred under Vendor Financing Arrangements; (vii) Indebtedness of the Company Incurred for the purpose of developing, operating, managing or financing the Company's Permitted Businesses in the Basic Trading Areas covered by the Company's PCS Licenses; (viii) Indebtedness of the Company or any Restricted Subsidiary Incurred to finance the direct or indirect purchase of additional PCS licenses in a principal amount not to exceed 4.0 times the Net Cash Proceeds received by the Company from a substantially concurrent sale of its Capital Stock (other than Redeemable Stock) to the extent such Net Cash Proceeds are also used to finance such acquisition; (ix) Indebtedness of the Company and any Restricted Subsidiary outstanding at any time in an aggregate amount not to exceed $250 million; (x) Indebtedness of the Company and any Restricted Subsidiary outstanding at any time in an aggregate amount not to exceed $250 million provided that, at the time such Indebtedness is incurred the Company's Total Equity Market Capitalization equals or exceeds $1.5 billion; and (xi) Indebtedness existing on the Issue Date.

     "Permitted Investment" means (i) an Investment in a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that, such person's primary business is related, ancillary or complementary to the Permitted Businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) a Temporary Cash Investment;
(iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) loans or advances to employees made in the ordinary course of business in accordance with past practice of the Company or its Restricted Subsidiaries and that do not in the aggregate exceed $5 million at any time outstanding; and (v) Investments in an aggregate amount not to exceed the
greater of $     million or     % of the Company's Total Equity Market
Capitalization, in any Person the primary business of which is related, ancillary or complementary to the Permitted Businesses of the Company and its Restricted Subsidiaries on the date of such Investments.

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-ofmoney bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Issue Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within 12 months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;
(vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;
(ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;
(xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures, options or similar agreements or arrangements designed to protect the Company or any of its Restricted Subsidiaries from fluctuations in the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Issue Date; and (xviii) Liens on or sales of receivables in the ordinary course of business.

     "Productive Assets" means assets of a kind used or usable by the Company and its Restricted Subsidiaries in Permitted Businesses.

     "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes Upon a Change of Control" covenants described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes Upon a Change of Control" covenants described above.

     "Related Person" means any person who controls, is controlled by or is under common control with an Excluded Person; provided that for purposes of this definition "control" means the beneficial ownership of more than 50% of the total voting power of a person normally entitled to vote in the election of directors, managers or trustees, as applicable of a person.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Ratings Group or, if Standard & Poor's Ratings Group shall cease rating debt securities having a maturity at original issuance of at least seven years and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if Standard

& Poor's Ratings Group ceases rating debt securities having a maturity at original issuance of at least seven years and its ratings business with respect thereto shall not have been transferred to any successor Person, then "S&P" shall mean any other nationally recognized rating agency (other than Moody's) that rates debt securities having a maturity at original issuance of at least seven years and that shall have been designated by the Company by a written notice given to the Trustee.

     "Specified Date" means any redemption date, any date of purchase for any purchase of Notes pursuant to the covenants described under "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" above or any date on which the Notes first become due and payable after an Event of Default.

     "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Strategic Equity Investor" means, with respect to any sale of the Company's Capital Stock, any Person engaged in the telecommunications business which, both as of the Trading Day immediately before the day of such sale and the Trading Day immediately after the day of such sale, has a Total Equity Market Capitalization of at least $1 billion. In calculating Total Equity Market Capitalization for the purpose of this definition, the average Closing Price of the common stock of such Person, solely when calculated as of the Trading Day immediately after the day of such sale, will be deemed to be the Closing Price of such common stock on such succeeding Trading Day, subject to the last sentence of the definition of "Total Equity Market Capitalization."

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     "Telecommunications Assets" means (i) any entity or business which holds licenses, authorizations or otherwise operates pursuant to the rules and policies administered by the FCC to provide communications services, or a substantial portion of the revenues of which are derived from (a) providing transmission or reception of signs, signals, writing, images, sound, data or video by aid of radio or wire cable or like connection between points of origin and reception to such transmission; (b) the sale, resale, lease, operation or provision of SMR or ESMR services, cellular services, PCS, dispatch services, paging services, telephone services and other landline and Commercial Radio Services; (c) the provision of telecommunications or radiocommunications facilities or equipment; or (d) any business ancillary or directly related to the businesses referred in clauses (a), (b), or (c) above and (ii) any assets used primarily to provide such products or services or to conduct such businesses.

     "Telecommunications Subsidiary" means (i) NextWave Personal Communications Inc., TELE*code Inc. and their respective successors, (ii) the seven operating subsidiaries contemplated by the Prospectus, and (iii) any other Subsidiary of the Company that holds more than a de minimis amount of Telecommunications Assets.

     "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof, bankers' acceptances with maturities not exceeding 180 days, and overnight bank deposits, in each case issued by or with a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's.

     "Total Equity Market Capitalization" of any Person means, as of any day of determination, the sum of (1) the product of (i) the aggregate number of outstanding primary shares of common stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of common stock of such Person) and (ii) the average Closing Price of such common stock over the 20 consecutive Trading Days immediately preceding such day, plus (2) the liquidation value of any outstanding shares of preferred stock of such Person on such day. If no such Closing Price exists with respect to shares of any such class, the value of such shares for purposes of clause (1) of the preceding sentence shall be determined by the Company's Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee.

     "Trading Day" means, with respect to a securities exchange or automated quotation system, a day on which such exchange or system is open for a full day of trading.

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described above. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described above and (y) no Default or Event of Default shall have occurred and be continuing; and provided further that no Telecommunications Subsidiary shall be an Unrestricted Subsidiary. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Vendor Financing Arrangements" means any Indebtedness including any credit facility entered into with any vendor or supplier (or any financial institution acting on behalf of such a vendor or supplier); provided that such Indebtedness is incurred solely for the purpose of financing the cost (including the cost of design, development, construction, integration, handset construction or microwave relocation) of wireless telecommunications networks or systems or for which the Company or any Restricted Subsidiary has obtained the applicable licenses or authorization to utilize the radio frequencies necessary for the operation of such systems or networks; provided, further, that such Indebtedness shall be secured by the equipment or other assets purchased pursuant to such financing; provided, further, that unless the Company has, at the time such Indebtedness is incurred, other outstanding debt securities having a maturity at original issuance of at least seven years that are rated Investment Grade, the Indebtedness permitted to be incurred by this definition shall be senior in right of payment to all subordinated Indebtedness of such Restricted Subsidiary.

     "Voting Stock" means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly Owned" means, with respect to any Subsidiary of any Person, such Subsidiary if all of the outstanding Capital Stock in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

                              CERTAIN INDEBTEDNESS

PCS LICENSE DEBT

     As a Small Business in the Entrepreneurs' Block Auction, the Company is entitled to receive preferential financing for its PCS licenses from the U.S. Government. The total license fee payable to the U.S. Government in respect of the PCS licenses for which the Company has been named the winning bidder is approximately $4.2 billion. Under preferential financing terms, the Company paid an initial deposit of 5% of the license fee, approximately $210 million, at the time the Company was announced as the winning bidder for its PCS licenses; a second 5% payment becomes due and payable within 5 days after the FCC announces the final awards of PCS licenses in the auction. Under the preferential financing terms, the Company will pay interest only for the first six years of the license term at a fixed interest rate equal to the 10-year U.S. Treasury Note rate at the license award date (6.85% per annum at May 31, 1996), with principal amortized during the seventh through tenth years of the license. As a C-Block licensee, however, the Company may incur substantial financial penalties, license revocation or other enforcement measures at the FCC's discretion, in the event that it fails to make timely quarterly installment payments. Where a C-Block applicant anticipates defaulting on any required payment, it may request a three to six month grace period before the FCC cancels its license. In the event of default by a C-Block licensee, the FCC could reclaim the licenses, reauction them, and subject the defaulting party to a penalty comprised of the difference between the price at which it acquired its license and the amount of the winning bid at reauction, plus an additional penalty of three percent of the subsequent winning bid. See "Regulation of Wireless Telecommunications Industry -- The Entrepreneurs' Block."

BRIDGE NOTES

     The Company previously issued $130,348,000 aggregate principal amount of Bridge Notes. The Bridge Notes are unsecured obligations of the Company and are subordinated in right of payment to certain "Senior Debt," including the PCS license debt, equipment manufacturer and vendor financings and certain other indebtedness. The Bridge Notes provide for a term of six years with an interest rate of two percent per annum for the first two years of the term of such notes and an interest rate of 12% per annum for the balance of the term. During the first three years after the issuance date of the Bridge Notes, the Company may elect to pay all or a portion of the interest payable by issuing additional Bridge Notes. Each holder of Bridge Notes may convert all or any portion of such Notes into Series B Common Stock at any time commencing 150 days after the Auction Closing Date at a conversion price of $4.00 per share, subject to certain anti-dilution adjustments. The Company is obligated to prepay the Bridge Notes in connection with an issuance of high-yield debt securities, including the Notes offered in the Notes Offering, and issue certain warrants to the noteholders as described below.

     In addition, whether or not the Notes Offering is consummated, the Company may prepay the Bridge Notes at any time at its option. If the Company prepays such notes prior to the second anniversary of the date of initial issuance of such notes, whether pursuant to an optional or mandatory prepayment, the Company shall issue certain warrants to purchase Series B Common Stock to the holders of such notes. If the Company prepays such notes at, or any time after, October 6, 1996, the holders of the Bridge Notes would be entitled to receive 32,587,000 warrants to purchase the Company's Series B Common Stock, at an exercise price of $4.00 per share, subject to antidilution adjustments. The warrants expire on the fifth anniversary of issuance. The holder of a warrant may only exercise such warrant to the extent such holders ownership of Series B Common Stock does not then violate FCC rules and regulations relating to foreign ownership. If the Company prepays such notes prior to October 6, 1996, the Company would be obligated to issue warrants to the noteholders pursuant to a formula set forth in such warrants based upon the initial public offering price for the Company's Series B Common Stock and the prepayment date's proximity to the Auction Closing Date, but in no event will the number of warrants issued exceed 32,587,000. If the Company prepays the Bridge Notes at, or any time after, April 9, 1998, whether pursuant to an optional or mandatory prepayment, the Bridge Notes are subject to a call premium of $0.50 per each $1.00 of outstanding principal, increasing ratably $0.10 per year until 2002, and no warrants will be issued.

CONVERTIBLE PROMISSORY NOTES

     In February 1996, LGIC committed to loan the Company $10 million within 45 days of the completion of the C-Block Auction. LGIC funded the loan on June 4, 1996 which bears interest at prime rate and is convertible into shares of Series B Common Stock at $7.00 per share. The loan is unsecured and the principal and interest is due and payable on June 3, 1997 if the loan has not been converted by that date.

     In connection with its initial private placement of Series B Common Stock, the Company has issued and outstanding $17,419,000 aggregate principal amount of Convertible Promissory Notes to certain foreign investors. The Convertible Promissory Notes convert automatically into shares of Series B Common Stock at a price of $3.00 per share at such time as conversion is permitted under the FCC's rules and regulations regarding foreign ownership. In the event the Convertible Promissory Notes are not fully converted by the first anniversary date of the completion of the C-Block auction, each foreign shareholder shall have the right to demand repayment of the principal balance due under the Convertible Promissory Notes together with interest due thereon, at a rate of six percent per annum. The Convertible Promissory Notes otherwise become due upon the fifth anniversary of their issue.

EQUIPMENT AND VENDOR FINANCING

     The Company intends to enter into secured financing agreements with equipment manufacturers and other vendors in connection with the build-out of its PCS networks. In April 1996 the Company released its procurement requirements for CDMA infrastructure equipment. The Company is currently engaged in product selection and vendor contract negotiations for its seven regions, which are expected to be completed in the near future. The Company expects to deploy equipment from multiple vendors in its networks. See
"Business -- Equipment Vendors."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material United States federal income tax considerations relevant to the purchase, ownership and disposition of the Notes by holders acquiring Notes on original issue for cash, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions in effect as of the date hereof, all of which are subject to change at any time, which change or changes may be applied retroactively in a manner that could adversely affect a holder of the Notes. The discussion does not address all of the federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, foreign corporations, nonresident alien individuals and persons holding the Notes as part of a "straddle," "hedge" or "conversion transaction." Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with Notes held as "capital assets" within the meaning of section 1221 of the Code.

     The Company has not sought and will not seek any rulings from the IRS with respect to the position of the Company discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Notes or that any such position would not be sustained.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

ORIGINAL ISSUE DISCOUNT

     In General. The Notes will be issued with "original issue discount" for federal income tax purposes. A holder generally is required to include original issue discount in gross income as it accrues, regardless of the holder's method of accounting for federal income tax purposes. Accordingly, each holder will be required to include amounts in gross income in advance of the receipt of the cash to which such income is attributable.

     The amount of original issue discount with respect to each Note is an amount equal to the excess of the "stated redemption price at maturity" of such Note over its issue price. The stated redemption price at maturity of each Note will include all cash payments, including principal and interest, required to be made thereunder until maturity. The issue price of a Note will be equal to the first price at which a substantial amount of Notes are sold to the public for money (excluding sales to underwriters, placement agents or wholesalers, etc.). Accordingly, each Note will be issued with a substantial amount of original issue discount.

     Taxation of Original Issue Discount. Each holder of a Note will be required to include in gross income an amount equal to the sum of the "daily portions" of the original issue discount of the Note for all days during each taxable year in which the holder holds the Note. The daily portions of original issue discount will be determined on a constant interest rate basis by allocating to each day during the taxable year in which the holder holds the Note a pro rata portion of the original issue discount thereon that is attributable to the "accrual period" in which such day is included. The amount of the original issue discount attributable to each full accrual period will be the product of the "adjusted issue price" of the Note at the beginning of such accrual period and the "yield to maturity" of the Note (adjusted to reflect the length of the accrual period). The adjusted issue price of a Note at the beginning of an accrual period is the original issue price of the Note plus the aggregate amount of original issue discount that has accrued in all prior accrual periods, less any cash payments on the Note on or before the first day of such accrual period. The yield to maturity is the discount rate that, when used in computing the present value of all principal and interest payments to be made on the Note, produces an amount equal to the issue price of the Note.

     The accrual period generally is the six-month period ending on the day in each calendar year corresponding to the day before the maturity date of the Note or the date six months before such date. The initial accrual period of a Note is the short period beginning on the issue date and ending on the day before the first day of the first full accrual period. The amount of original issue discount attributable to an initial short accrual period may be computed under any reasonable method.

     The Company is required to furnish to the IRS, and will furnish annually to record holders of a Note, certain information with respect to original issue discount accruing during the calendar year. That information will be based upon the adjusted issue price of the Note as if the holder were the original holder of the Note.

     A holder who purchases a Note for an amount other than the adjusted issue price and/or on a date other than the end of an accrual period will be required to determine for himself the amount of original issue discount, if any, he is required to include in gross income for federal income tax purposes.

SALE OR RETIREMENT OF A NOTE

     In general, a holder of a Note will recognize gain or loss upon the sale, retirement or other taxable disposition of such Note in an amount equal to the difference between (a) the amount of cash and the fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued interest or original issue discount, which generally will be taxable to a holder as ordinary income) and (b) the holder's adjusted tax basis in such Note.

     A holder's tax basis in a Note generally will be equal to the price paid for such Note, increased by the amount of original issue discount, if any, included in gross income prior to the date of disposition, and decreased by the amount of any payments on such Note prior to disposition.

     Any gain or loss recognized on the sale, retirement or other taxable disposition of a Note generally will be capital gain or loss. Such capital gain or loss generally will be long-term capital gain or loss if the Note had been held for more than one year.

     Holders should be aware that the resale of a Note may be affected by the "market discount" rules of the Code under which a subsequent purchaser of a Note acquiring the Note at a market discount generally would be required to include as ordinary income a portion of the gain realized upon the disposition or retirement of such Note to the extent of the market discount that has accrued while the debt instrument was held by such holder.

BACKUP WITHHOLDING

     A holder of a Note may be subject to backup withholding at a rate of 31% with respect to interest and original issue discount on, and gross proceeds upon sale or retirement of, a Note unless such holder (i) is a corporation or other exempt recipient and, when required, demonstrates that fact, or (ii) provides, when required, a correct taxpayer identification number, certifies that backup withholding is not in effect and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax; any amounts so withheld are creditable against the holder's federal income tax, provided the required information is provided to the IRS.

DEDUCTIBILITY OF ORIGINAL ISSUE DISCOUNT AND INTEREST

     The deduction by the Company in respect of interest (including original issue discount) accrued with respect to the Notes will be limited in part and deferred in part if the Notes are "applicable high yield discount obligations." The Company anticipates that the Notes will be applicable high yield discount obligations because, among other things, it is expected that the yield to maturity of the Notes will exceed the sum of the applicable federal long-term rate (a rate published by the IRS each month for application during the following calendar month) in effect at the time of issuance of the Notes (the "AFR") plus five percentage points. If the Notes are applicable high yield discount obligations, then (i) if the yield to maturity of the Notes exceeds the sum of the AFR plus six percentage points (such excess referred to as the "Disqualified Yield"), the deduction for interest (including original issue discount) accrued on the Notes will be permanently disallowed to the extent such interest or original issue discount is attributable to the Disqualified Yield, and such interest (including original issue discount) would be treated as dividends to corporate holders of the Notes for purposes of the dividends-received deduction (to the extent that such amounts would have been treated as dividends had they been distributions made by the Company with respect to its stock) and (ii) the remainder of the original issue discount on the Notes would not be deductible by the Company until paid.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and each of the Underwriters named below (collectively, the "Underwriters"), the Company has agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the aggregate principal amount at maturity of Notes set forth opposite its name below. The Underwriters are committed to purchase all of the Notes if any are purchased.

                                                                          PRINCIPAL AMOUNT AT
                                UNDERWRITERS                               MATURITY OF NOTES
                                                                          -------------------
      Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated........................................        $
      Lehman Brothers Inc. .............................................
      Bear, Stearns & Co. Inc. .........................................
      CIBC Wood Gundy Securities Corp...................................
      Prudential Securities Incorporated................................
      ING Baring (U.S.) Securities Inc. ................................
                                                                             ----------
                    Total...............................................        $
                                                                          ==============

     The Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of   % of the principal
amount at maturity of the Notes represented thereby. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of   % of the principal
amount at maturity of the Notes represented thereby to certain other dealers. After the initial public offering, the public offering price, the concession and the discount may be changed.

     The Notes are new securities for which there is currently no market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq Stock Market. Although the Underwriters have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. If an active public market does not develop, the market price and liquidity of Notes may be adversely affected.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof.

     CIBC Wood Gundy Securities Corp. acted as the placement agent in connection with the placement of the Bridge Notes and an affiliate of CIBC Wood Gundy Securities Corp. purchased an aggregate of $15 million of Bridge Notes in such private placement. In addition, CIBC Wood Gundy Securities Corp. acted as a placement agent in connection with the placement of shares of Series B Common Stock and Convertible Promissory Notes of the Company. ING Baring (U.S.) Securities, Inc. acted as a placement agent in connection with the placement of shares of Series B Common Stock and Convertible Promissory Notes of the Company and purchased 1,666,667 shares of Series B Common Stock in such private placement. An affiliate of Prudential Securities Incorporated also purchased 1,000,000 shares of Series B Common Stock in such private placement.

                                 LEGAL MATTERS

     The legality of the Notes offered hereby will be passed upon for the Company by Latham & Watkins, San Diego, California and New York, New York. Certain legal matters in connection with the Notes Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1995 and for the period from May 16, 1995 (inception) to December 31, 1995 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Act, with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document. Each such statement is qualified in all respects by such reference to subject exhibit.

     After consummation of the Stock Offering, the Company will be subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file reports, proxy or information statements, and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement of which the Prospectus is a part and the exhibits and schedules thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, New York, New York 10048, and 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                           GLOSSARY OF SELECTED TERMS

     Set forth below are certain technical terms defined as they are used in this Prospectus.

AIN:                         Advanced Intelligent Network. The means by which a
telecommunications network will provide call control. Database structure and signal transfer points facilitate call management maintenance and control.

Analog: A transmission method employing a continuous (rather than pulsed or digital) electrical signal that varies in amplitude or frequency in response to changes in sound impressed on a transducer in the sending device.

Base Station:                Transmitter, receiver, signaling and related
                             equipment located at each cell site.

BTA: Basic Trading Area. A geographic area devised by Rand McNally and adopted by the FCC as the PCS C, D, E and F license service areas.

C-Block Auction:             The FCC Auction of 493 30 MHz BTA licenses,
                             restricted to entities meeting certain financial and other criteria.

CDMA: Code Division Multiple Access. One of the three leading PCS and digital cellular technology platforms.

Cellular:                    The commercial mobile radio-telephone service
                             comprised of 25 MHz MSA and RSA licenses in the 800
                             MHz band. The first mobile radio service to broadly employ frequency reuse in its system design.

Churn Rate:                  The rate at which communications service customers
                             terminate service. It is calculated as a rate per month for a given measurement period, as the number of subscriber units disconnected divided by the average number of subscribers on the networks.

CMRS:                        Commercial Mobile Radio Service.

Common Carriers:             Companies which own or operate transmission
                             facilities and offer telecommunication services to the general public on a non-discriminatory basis.

CTIA: The Cellular Telecommunications Industry Association. A trade association in North America comprised primarily of cellular and PCS telephone service providers and some mobile satellite service providers.

Digital: A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

ESMR: Enhanced Specialized Mobile Radio. Radio communications systems that employ digital technology with a multi-site configuration that permits frequency reuse to significantly increase system capacity. The expanded system capacity of ESMR systems allows for the provision of a wide array of services including, enhanced dispatch (group calling), mobile telephony, text messaging with acknowledgment (paging) and mobile data.

FCC: The Federal Communications Commission. An independent regulatory agency with authority delegated by Congress to regulate interstate and foreign communications by wire and radio, and to manage the nongovernment radio spectrum.

Frequency Reuse:             The use of many low-elevation antenna and/or
                             low-power sites, so that the same frequencies can be reused in numerous sites separated by a defined distance without causing interference. Thus frequency re-use systems can increase capacity, increase the number of sites and reuse frequencies more often.

GHz Gigahertz. A unit of frequency equal to one billion cycles (or hertz) per second.

GSM: Global System for Mobile Communications. One of the three leading PCS and digital cellular technology platforms, currently widely deployed in Europe.

Hard Hand-Off:               A Cell tower transfer method which simultaneously
                             disconnects the in-use cell and reconnects with a new cell.

Local Loop Services:         Local telephony services.

MHz: Megahertz. A unit of frequency equal to one million cycles (or hertz) per second.

MTA: Major Trading Area. A geographic area devised by Rand McNally and adopted by the FCC as either a PCS A-Block or B-Block license service area.

MSA: Metropolitan Statistical Area. A geographic area devised by Rand McNally and adopted by the FCC as a cellular license service area.

PBX:                         Private branch exchange.

PCS: Personal Communications Service. Broadband radio communications that encompasses mobile and ancillary fixed communications that provide services to individuals and businesses and can be integrated with a variety of competing networks. In Canada and the United States, 120 MHz of PCS spectrum has been allocated for use by public systems at the 2 GHz frequency range. It is expected that PCS will initially consist primarily of low-cost enhanced voice, two-way data and text messaging services, primarily directed at the mass consumer wireless communications market. Such PCS applications are expected to be followed over time by services offering integrated voice, data, image and eventually perhaps video capability.

POPs: A shorthand abbreviation for population. A POP refers to one person living in a population area which is included in the coverage area of a telecommunications service provider.

Protocol:                    An all-inclusive term used to describe the various
                             control functions, tuning and methodology standards by which a communications system operates, as well as any other equipment system characteristics necessary to ensure compatibility.

PSTN: Public Switched Telephone Network. A term for the existing public switched telephone networks comprised of local and long distance switching centers interconnected through transmission facilities.

RF:                          Radio Frequency.

RFQ:                         Request For Quotation.

Roam(ing):                   A service offered by wireless communications
                             network carriers which allows subscribers to use their radio or phone while outside their carrier's service area. Roaming requires an agreement between participating carriers.

RSA: Rural Statistical Area. A defined regional geographical service area devised by Rand McNally and adopted by the FCC for cellular service areas.

SMR: Specialized Mobile Radio. A two-way radio service provided within a designated portion of the 800 and 900 MHz frequency bands.

Soft Hand-Off:               Cell tower transfer method which establishes a new
                             cell communications channel prior to disconnecting the existing channel.

Spectrum:                    The electromagnetic radio spectrum. The FCC grants
                             authorizations and licenses to private and governmental entities to use specified portions under certain conditions.

TDMA: Time Division Multiple Access. One of the three leading PCS and digital cellular technology platforms.

Vocoder: An electronic mechanism that reduces speech signals to slowly varying signals which can be transmitted over communication systems of limited frequency bandwidth.

Wireless Local Loop:         Wireless switched local telephony service.

Wireless PBX:                Wireless Private Branch Exchange. Dedicated
                             wireless local network providing telephone service for medium to large institutions.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheet at December 31, 1995 and March 31, 1996 (unaudited)........   F-3
Consolidated Statement of Operations for the period from May 16, 1995 (inception) to
  December 31, 1995, for the three months ended March 31, 1996 (unaudited), and for
  the period from May 16, 1995 (inception) to March 31, 1996 (unaudited)..............   F-4
Consolidated Statement of Cash Flows for the period from May 16, 1995 (inception) to
  December 31, 1995, for the three months ended March 31, 1996 (unaudited), and for
  the period from May 16, 1995 (inception) to March 31, 1996 (unaudited)..............   F-5
Consolidated Statement of Changes in Stockholders' Equity for the period from
  May 16, 1995 (inception) to December 31, 1995 and for the three months ended
  March 31, 1996 (unaudited)..........................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of NextWave Telecom Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of NextWave Telecom Inc., a development stage enterprise (Note 1), and its subsidiaries at December 31, 1995, and the results of their operations and their cash flows for the period from May 16, 1995 (inception) to December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, in order to implement its business plan, the Company will require significant capital to meet its obligations to the FCC, build out the PCS infrastructure necessary to provide service, and cover its operational expenses. These capital requirements raise a substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter, which include raising additional capital in equity and debt offerings, are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE LLP

San Diego, California
June 7, 1996

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

                           CONSOLIDATED BALANCE SHEET

                                                                                         MARCH 31, 1996
                                                                                  -----------------------------
                                                                  DECEMBER 31,                      PRO FORMA
                                                                     1995                           (NOTE 12)
                                                                  -----------                      ------------
                                                                                 (UNAUDITED)      (UNAUDITED)
                                                    ASSETS
Current assets:
  Cash and cash equivalents.....................................  $ 4,486,000     $  6,498,000     $105,529,000
  Accounts receivable, net......................................       93,000          180,000          180,000
  Accounts receivable from related party........................           --        1,841,000        1,841,000
  Other current assets..........................................       13,000            3,000            3,000
                                                                  -----------     ------------     ------------
          Total current assets..................................    4,592,000        8,522,000      107,553,000
Property and equipment, net.....................................      142,000          317,000          317,000
Restricted cash.................................................      875,000      101,714,000      130,348,000
FCC Deposits....................................................   79,225,000       79,225,000      210,059,000
                                                                  -----------     ------------     ------------
                                                                  $84,834,000     $189,778,000     $448,277,000
                                                                  ===========     ============     ============
                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................  $   156,000     $    229,000     $    229,000
  Accrued liabilities...........................................      348,000          596,000          596,000
  Advances from contingent stock purchase subscribers...........   30,225,000      150,731,000               --
  Advances from related party contingent stock purchase
     subscriber.................................................    4,875,000       19,769,000               --
  Notes payable and capital leases..............................   19,200,000           24,000           24,000
  Notes payable to related party................................   25,000,000       10,000,000               --
                                                                  -----------     ------------     ------------
          Total current liabilities.............................   79,804,000      181,349,000          849,000
Capital leases, less current portion............................       24,000           11,000           11,000
Convertible senior subordinated notes payable...................           --               --      130,348,000
Convertible notes payable.......................................           --               --       27,817,000
                                                                  -----------     ------------     ------------
          Total liabilities.....................................   79,828,000      181,360,000      159,025,000
                                                                  -----------     ------------     ------------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Common stock, $0.0001 par value, 500,000,000 shares
     authorized:
     Series A, 60,000,000 shares designated: 20,000,000 and
       39,960,000 shares issued and outstanding actual,
       55,760,000 shares issued and outstanding pro forma.......        2,000            4,000            6,000
     Series B, 278,980,556 shares designated: no shares issued
       or outstanding actual, 90,036,126 shares issued and
       outstanding pro forma....................................           --               --            9,000
     Series C, 1,019,444 shares designated: no shares issued or
       outstanding actual or pro forma..........................           --               --               --
  Paid-in capital...............................................    6,898,000       13,136,000      293,985,000
  Subscriptions receivable from founders........................           --       (2,484,000)              --
  Common stock notes receivable from founders...................           --               --       (2,510,000)
  Deficit accumulated during development stage..................   (1,894,000)      (2,238,000)      (2,238,000)
                                                                  -----------     ------------     ------------
          Total stockholders' equity............................    5,006,000        8,418,000      289,252,000
                                                                  -----------     ------------     ------------
                                                                  $84,834,000     $189,778,000     $448,277,000
                                                                  ===========     ============     ============

          See accompanying notes to consolidated financial statements.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                 MAY 16, 1995       THREE MONTHS       MAY 16, 1995
                                                  (INCEPTION)          ENDED            (INCEPTION)
                                                TO DECEMBER 31,      MARCH 31,         TO MARCH 31,
                                                     1995               1996               1996
                                                ---------------     ------------     -----------------
                                                                    (UNAUDITED)         (UNAUDITED)
Consulting revenues from related party........   $          --      $  1,841,000        $ 1,841,000
Consulting revenues...........................         173,000            40,000            213,000
                                                  ------------      ------------        -----------
     Total revenues...........................         173,000         1,881,000          2,054,000
                                                  ------------      ------------        -----------
Operating expenses:
  Consulting costs............................         114,000            24,000            138,000
  Consulting costs of related party
     revenues.................................              --           320,000            320,000
  General and administrative..................       1,631,000           935,000          2,566,000
  Selling and marketing.......................           8,000             7,000             15,000
  Research and development....................              --            63,000             63,000
                                                  ------------      ------------        -----------
     Total operating expenses.................       1,753,000         1,349,000          3,102,000
                                                  ------------      ------------        -----------
Operating (loss) income.......................      (1,580,000)          532,000         (1,048,000)
Debt conversion expense.......................              --          (150,000)          (150,000)
Interest expense..............................        (332,000)         (760,000)        (1,092,000)
Interest income...............................          18,000            34,000             52,000
                                                  ------------      ------------        -----------
Net loss......................................   $  (1,894,000)     $   (344,000)       $(2,238,000)
                                                  ============      ============        ===========
Pro forma net (loss) income per share
  (unaudited)(Note 2).........................   $       (0.01)     $       0.00
                                                  ============      ============
Shares used in computing pro forma net (loss)
  income per share (unaudited)(Note 2)........     272,730,000       272,753,000
                                                  ============      ============

          See accompanying notes to consolidated financial statements.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                     MAY 16, 1995      THREE MONTHS      MAY 16, 1995
                                                      (INCEPTION)          ENDED          (INCEPTION)
                                                    TO DECEMBER 31,      MARCH 31,       TO MARCH 31,
                                                         1995              1996              1996
                                                    ---------------    -------------    --------------
                                                                      (UNAUDITED)      (UNAUDITED)
Cash flows from operating activities:
  Net loss.........................................  $  (1,894,000)    $    (344,000)   $   (2,238,000)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Debt conversion expense.......................             --           150,000           150,000
     Amortization of debt discount.................        176,000           385,000           561,000
     Depreciation expense..........................         14,000            33,000            47,000
     Changes in:
          Accounts receivable, net.................        (93,000)          (87,000)         (180,000)
          Accounts receivable from related party...             --        (1,841,000)       (1,841,000)
          Other current assets.....................        (13,000)           10,000            (3,000)
          Accounts payable.........................        156,000            73,000           229,000
          Accrued liabilities......................        348,000           248,000           596,000
                                                      ------------     -------------     -------------
     Net cash used in operating activities.........     (1,306,000)       (1,373,000)       (2,679,000)
                                                      ------------     -------------     -------------
Cash flows from investing activities:
  Restricted cash for long-term FCC licenses.......       (875,000)     (100,839,000)     (101,714,000)
  Deposits for long-term FCC licenses..............    (79,225,000)               --       (79,225,000)
  Purchases of property and equipment..............       (105,000)         (208,000)         (313,000)
                                                      ------------     -------------     -------------
     Net cash used in investing activities.........    (80,205,000)     (101,047,000)     (181,252,000)
                                                      ------------     -------------     -------------
Cash flows from financing activities:
  Proceeds from issuances of common stock..........      5,000,000         2,506,000         7,506,000
  Proceeds from issuances of notes payable and
     warrants......................................     40,000,000                --        40,000,000
  Proceeds from issuances of notes payable to
     related party.................................     25,000,000                --        25,000,000
  Advances from contingent stock purchase
     subscribers...................................     11,000,000       101,939,000       112,939,000
  Advance from related party contingent stock
     purchase subscriber...........................      5,000,000                --         5,000,000
  Payments on capital leases.......................         (3,000)          (13,000)          (16,000)
                                                      ------------     -------------     -------------
     Net cash provided by financing activities.....     85,997,000       104,432,000       190,429,000
                                                      ------------     -------------     -------------
Net increase in cash and cash equivalents..........      4,486,000         2,012,000         6,498,000
Cash and cash equivalents at beginning of period...             --         4,486,000                --
                                                      ------------     -------------     -------------
Cash and cash equivalents at end of period.........  $   4,486,000     $   6,498,000    $    6,498,000
                                                      ============     =============     =============
Supplemental cash flow disclosure:
  Conversion of notes payable to advances from
     contingent stock purchase subscribers.........  $  20,000,000     $  20,000,000    $   40,000,000
                                                      ============     =============     =============
  Conversion of notes payable to related party to
     advances from related party contingent stock
     purchase subscriber...........................  $          --     $  15,000,000    $   15,000,000
                                                      ============     =============     =============
  Capital contributions through forgiveness of
     advances (Note 7).............................  $     900,000     $   1,100,000    $    2,000,000
                                                      ============     =============     =============
  Issuance of warrants to purchase Series B Common
     Stock in connection with issuance of notes
     payable.......................................  $   1,000,000     $          --    $    1,000,000
                                                      ============     =============     =============
  Acquisitions of equipment under capital lease
     obligations...................................  $      51,000     $          --    $       51,000
                                                      ============     =============     =============
  Interest paid....................................  $      32,000     $       1,000    $       33,000
                                                      ============     =============     =============

          See accompanying notes to consolidated financial statements.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                     SERIES A                                            DEFICIT
                                   COMMON STOCK                                        ACCUMULATED
                               --------------------                                      DURING          TOTAL
                               NUMBER OF                 PAID-IN      SUBSCRIPTIONS    DEVELOPMENT    STOCKHOLDERS'
                                 SHARES      AMOUNT      CAPITAL       RECEIVABLE         STAGE          EQUITY
                               ----------    ------    -----------    -------------    -----------    ------------
Issuances of Series A Common
  Stock to founding
  stockholders during May
  through November 1995......  20,000,000    $2,000    $ 4,998,000     $        --     $        --    $  5,000,000
Issuance during November 1995
  of warrants to purchase
  500,000 shares of Series B
  Common Stock...............          --       --       1,000,000              --              --       1,000,000
Capital contributions during
  December 1995 (Note 7).....          --       --         900,000              --              --         900,000
Net loss.....................          --       --              --              --      (1,894,000)     (1,894,000)
                               ----------    ------    -----------    ------------     ------------     ----------
Balance at December 31,
  1995.......................  20,000,000    2,000       6,898,000              --      (1,894,000)      5,006,000
Issuances of Series A Common
  Stock to founding
  stockholders during March
  1996 (unaudited)...........  19,960,000    2,000       4,988,000      (2,484,000)             --       2,506,000
Capital contributions during
  March 1996 (unaudited)
  (Note 7)...................          --       --       1,100,000              --              --       1,100,000
Issuance during March 1996 of
  warrants to purchase
  480,556 shares of Series B
  Common Stock (unaudited)...          --       --         150,000              --              --         150,000
Net loss (unaudited).........          --       --              --              --        (344,000)       (344,000)
                               ----------    ------    -----------    ------------     ------------     ----------
Balance at March 31, 1996
  (unaudited)................  39,960,000    $4,000    $13,136,000     $(2,484,000)    $(2,238,000)   $  8,418,000
                               ==========    ======    ===========    ============     ============     ==========

          See accompanying notes to consolidated financial statements.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS CAPITAL RESOURCES

THE COMPANY

     NextWave Telecom Inc. ("NextWave" or the "Company") was incorporated on May 16, 1995. NextWave is the parent company of three wholly-owned subsidiaries, NextWave Personal Communications Inc. ("NextWave PCI"), TELE*Code Inc. ("TELE*Code"), and NextWave Wireless Inc. ("NextWave Wireless"). NextWave was formed to build and operate Personal Communications Services ("PCS") networks. NextWave PCI was formed to acquire PCS licenses obtained pursuant to the Federal Communications Commission's ("FCC") PCS auctions. TELE*Code was formed to provide CDMA-based products and engineering services to the Company and third parties through the development of products such as application-specific gateway servers for wireless networks and the provision of specialized radio network design services and tools. NextWave Wireless was formed to act as an operating company and parent company for additional subsidiaries to be formed for each of the Company's regions.

CAPITAL RESOURCES

     The Company is a development stage enterprise which has incurred net losses since inception. In order to implement its business plan, significant capital will be required to (i) meet the Company's obligation to the FCC, (ii) build out the PCS network infrastructure necessary to provide service and (iii) cover its operational expenses. The total bid by the Company in the FCC auction, which closed in May 1996, was $4,201,187,000, of which $79,225,000 was on deposit with the FCC as of December 31, 1995. An additional $130,834,000 was paid during May 1996 to meet the initial deposit requirement of $210,059,000; another deposit of $210,059,000 is required to be paid upon formal grant of the licenses to the Company, which management expects during 1996. The FCC has not yet granted any PCS licenses to the Company. The Company's PCS license applications are subject to challenges by various competing bidders and others, and in order for the PCS licenses to ultimately be granted to the Company, the FCC must determine that the Company is in compliance with all applicable FCC regulations, including foreign ownership restrictions and qualification as a small business. If the Company is found to be ineligible or is otherwise disqualified from holding PCS licenses, the FCC could impose substantial financial and regulatory penalties on it as well as refuse to grant the PCS licenses, which would preclude the Company from offering PCS services. The remaining $3,781,069,000 is to be paid pursuant to a U.S. Government loan to be made to the Company as of the date the PCS licenses are granted. Such loan will be payable quarterly with payments of interest only for the first six years after the grant of the licenses and then equal principal payments with interest in the seventh through tenth years after the grant of the licenses. The interest rate will be fixed at the 10-year Treasury Note rate at the date of license grant, resulting in quarterly interest-only payments, expected to commence during 1996, in the amount of approximately $65,000,000 during the first six years after the grant of the licenses based on the 10-year Treasury Note rate at date of grant (6.85% at May 31, 1996 (Note 11)). Management believes that the $86,000,000 raised through December 31, 1995, along with the proceeds from its recently closed private equity and debt offerings (Note 11), the equity and debt offerings planned for 1996, and the consummation of vendor financing necessary for network build-out (Note 10) will be adequate to meet its capital requirements through 1997. Management also believes that the Company will be awarded all PCS licenses for which it was named the winning bidder in the FCC auction and will be successful in meeting its operating plan to build out its PCS networks and commence providing PCS services by the end of 1997. If the Company is unsuccessful in securing these FCC licenses, it may pursue a strategy of license procurement through future FCC auctions and/or acquisitions.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENT PREPARATION

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS

     Cash equivalents are highly liquid investments and consist of money market accounts purchased with maturities of three months or less and exclude FCC deposits and restricted amounts.

REVENUE RECOGNITION

     Consulting revenues are recognized as the services are performed. Revenues from long-term contracts are recognized using the percentage-of-completion method, primarily based on costs incurred to date compared to total estimated costs at completion. Estimated contract losses are recognized when identified. Amounts received in advance of performance under consulting arrangements are recorded as deferred revenue.

PROPERTY AND EQUIPMENT

     All property and equipment is stated at cost and depreciated using the straight-line method over its estimated useful life. Repair and maintenance costs are charged to expense as incurred.

INCOME TAXES

     Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in future tax returns. Tax rate changes are reflected in the statement of operations in the period such changes are enacted.

PRO FORMA NET (LOSS) INCOME PER SHARE (UNAUDITED)

     Pro forma net (loss) income per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during the respective periods after giving retroactive effect to the conversion, which occurred upon the closing of the FCC auction (Note 11), of all outstanding contingent stock purchase subscriptions (Note 4) and convertible notes payable (Note 5) into shares of Series B Common Stock. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common stock, stock warrants, stock options, and convertible notes payable issued since June 7, 1995 have been included as outstanding for all periods. Historical net (loss) income per share is not presented because such amounts are not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with the contingencies satisfied as a result of the closing of the FCC auction.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

DIVERSIFICATION OF CREDIT RISK

     The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company's policy is to place its cash and cash equivalents with high credit quality financial institutions in order to limit the amount of credit exposure. During the period ended and as of December 31, 1995, all consulting revenues and receivables were from one customer. No amount has been provided for allowances for uncollectible accounts receivable at December 31, 1995 as all amounts are considered by management to be fully collectible.

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable net of allowance for doubtful accounts, restricted cash, deposits, accounts payable, accrued liabilities, advances from contingent stock purchase subscribers, and notes payable and capital leases approximate fair value because of the short maturities of these financial instruments.

LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " ("FAS 121"), which the Company adopted prospectively as required on January 1, 1996. Pursuant to this Statement, companies are required to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill, on an exception basis, when there is evidence that events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. The adoption of FAS 121 did not have a significant impact on the Company's financial position or results of operations.

STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 was adopted by the Company as required for its 1996 financial statements and did not have a material effect on the Company's financial position or results of operations. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will provide pro forma disclosures of net loss and net loss per share in its 1996 financial statements as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

INTERIM RESULTS (UNAUDITED)

     The accompanying balance sheet at March 31, 1996 and the related statements of operations, of cash flows and of changes in stockholders' equity for the three months ended March 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results of the interim period. The consolidated operating results for the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future year. The data disclosed in these notes to consolidated financial statements as of such date and for this period are also unaudited.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                                  DEPRECIABLE LIFE   DECEMBER 31,
                                                                     (IN YEARS)          1995
                                                                  ----------------   ------------
    Property and equipment:
      Computers and related equipment...........................          3            $142,000
      Furniture and fixtures....................................          3               9,000
      Office equipment..........................................          3               5,000
                                                                                       --------
                                                                                        156,000
    Less accumulated depreciation and amortization..............                        (14,000)
                                                                                       --------
                                                                                       $142,000
                                                                                       ========
    Accrued liabilities:
      Salaries, wages and vacation..............................                       $ 76,000
      Interest..................................................                        124,000
      Other.....................................................                        148,000
                                                                                       --------
                                                                                       $348,000
                                                                                       ========

     The Company leases computer equipment under non-cancelable capital leases. As of December 31, 1995, the total recorded value of leased equipment, net of accumulated amortization of $3,000, was $48,000.

NOTE 4 -- ADVANCES FROM CONTINGENT STOCK PURCHASE SUBSCRIBERS

     During November 1995, investors executed contingent stock subscription agreements to purchase in aggregate 12,000,000 shares of Series B Common Stock for $3.00 per share for aggregate gross proceeds in the amount of $36,000,000 and to participate, on a pro rata basis to their respective original contingent investments, in a warrant pool to purchase an aggregate of 7,959,999 shares of Series B Common Stock for $3.00 per share. Such warrants are exercisable from their date of issuance until a date one year following the closing of a firm commitment underwritten public offering of the Company's Series B Common Stock with aggregate gross proceeds of at least $20,000,000 and a number of shares issued which equates to at least 5% of the Company's then outstanding equity interests, on a fully diluted basis. If a warrant holder has not been able to exercise a warrant due to FCC ownership restrictions (Note 7), the exercise period of the warrant will be extended to 90 days after the date the warrant holder becomes able to exercise the warrant without violating the FCC restrictions. Pursuant to the respective subscription agreements, the issuance of the subscribed stock and warrants is contingent upon the satisfaction of certain conditions, including the receipt of certain minimum levels of equity commitments from investors and the Company's successful bid in the FCC auction and receipt of notification from the FCC that it was named the winning bidder for PCS licenses covering basic trading areas with a specified aggregate minimum population level (Note 11).

     During December 1995, the Company commenced another private placement of contingent subscription agreements to purchase shares of Series B Common Stock for $3.00 per share and to participate, on a pro rata basis with certain other investors, in a warrant pool to purchase an aggregate of 5,000,000 shares of Series B Common Stock for $3.00 per share. Such warrants are exercisable from their date of issuance until a date one year following the closing of a firm commitment underwritten public offering of the Company's Series B Common Stock with aggregate gross proceeds of at least $20,000,000 and a number of shares issued which equates to at least 5% of the Company's then outstanding equity interests, on a fully diluted basis. If a warrant holder has not been able to exercise a warrant due to FCC ownership restrictions (Note 7), the exercise period of the warrant will be extended to 90 days after the date the warrant holder becomes able to exercise the

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

warrant without violating the FCC restrictions. Pursuant to the respective subscription agreements, the issuance of the subscribed stock and warrants is contingent upon the satisfaction of certain conditions, including the receipt of certain minimum levels of equity commitments from investors and the Company's successful bid in the FCC auction and receipt of notification from the FCC that it was named the winning bidder for PCS licenses covering basic trading areas with a certain aggregate minimum population level. No investors executed these contingent stock subscription and warrant agreements during December 1995 (Note
11).

NOTE 5 -- NOTES PAYABLE, CAPITAL LEASES AND NOTES PAYABLE TO RELATED PARTY

                                                                             DECEMBER 31,
                                                                                 1995
                                                                             ------------
    Convertible note payable, $20,000,000 face value, due 45 days after the completion of the FCC auction or June 30, 1996, whichever is earlier, unsecured, net of $824,000 unamortized discount......................  $ 19,176,000
    Obligations under capital leases, bearing interest at 9.8% to 11.3%, monthly principal and interest payments of $2,348 through November
      1997.................................................................        48,000
                                                                              -----------
                                                                               19,224,000
      Less current portion.................................................   (19,200,000)
                                                                              -----------
                                                                             $     24,000
                                                                              ===========
    Notes payable to related party (Note 10), bearing interest at 6% per annum, due 30 days after the completion of the FCC auction, secured by substantially all of the assets of the Company....................  $ 25,000,000
                                                                              ===========

     The $20,000,000 face value unsecured note payable is convertible into a contingent stock subscription agreement to purchase up to 6,666,667 shares of Series B Common Stock for $3.00 per share. In connection with the $20,000,000 unsecured note payable, the Company committed to issue to the lender, in lieu of interest, warrants to purchase a total of 500,000 shares of Series B Common Stock for $3.00 per share (Note 11). These warrants expire during November 1998. The Company has recorded a discount of $1,000,000 based on an independent valuation, and this amount is being amortized to interest expense over the term of the note payable (Note 11).

     $20,000,000 of the $25,000,000 notes payable (Note 10) is convertible into a contingent stock subscription agreement to purchase up to 6,666,667 shares of Series B Common Stock for $3.00 per share. The lender has the option to elect to receive as payment for approximately $398,000 of the $25,000,000 note payable, a promissory note in like amount which is convertible into 1,019,444 shares of Series C Common Stock for $0.39 per share, subject to certain anti-dilution adjustments (Note 11). This promissory note shall bear interest at 6.0% per annum and have a maturity date of three years after issuance. The remaining $4,602,000 of the $25,000,000 note payable is not convertible.

     At December 31, 1995, as required by the respective note payable and contingent stock purchase subscription agreements (Note 4), $79,225,000 of proceeds from the issuance of these instruments had been submitted to the FCC as a deposit in connection with the auction of licenses by the FCC and are classified as FCC deposits in the accompanying balance sheet, and the remaining $875,000 of the proceeds, net of $900,000 of capital contributions (Note 7), is restricted for the benefit of the holders of the note payable and contingent stock purchase subscription agreements pending the outcome of the FCC auction (Note 4).

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- INCOME TAXES

     The Company has not recorded a provision for income taxes as it has generated a net operating loss for income tax purposes.

     Deferred tax assets are comprised of the following:

                                                                              DECEMBER 31,
                                                                                  1995
                                                                              ------------
    Net operating loss carry forwards.......................................   $  758,000
    Less valuation allowance................................................     (758,000)
                                                                                 --------
              Net deferred tax asset........................................   $       --
                                                                                 ========

     At December 31, 1995, the Company provided a deferred tax asset valuation allowance for deferred tax assets which management determined were not "more likely than not" to be realized. At December 31, 1995, the Company had net operating loss carryforwards for federal and state income tax reporting purposes in the amount of approximately $1,900,000. These federal and state net operating loss carryforwards expire during 2010 and 2003, respectively. Should a substantial change in the Company's ownership occur, there will be an annual limitation on the utilization of net operating loss carryforwards.

NOTE 7 -- CAPITAL STOCK

     The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock, par value $0.0001 per share, of which 60,000,000, 278,980,556, and 1,019,444 shares have been designated as Series A, B, and C, respectively.

     All voting, dividend, conversion, and liquidation rights of the Company's capital stock as described below are subject to legal and administrative requirements of the FCC.

     The holders of the Series A Common Stock have the right to vote on all matters that come before the stockholders and shall have the right to vote, as a class, for a majority of the Board of Directors. The holders of Series B and C Common Stock have the right, voting together as a class, to elect the remaining directors but have no other voting rights other than with respect to certain actions of the Company as defined in its Restated Certificate of Incorporation. After the tenth anniversary of the date the FCC licenses are granted, each holder of Series B and C Common Stock shall be entitled to one vote per share on all matters submitted to a vote of the Company's stockholders.

     Holders of the Series A and B Common Stock shall be entitled to participate, on a pro rata basis, in preference to the holders of the Series C Common Stock, in dividends when and if declared by the Company's Board of Directors.

     In order to qualify as a small business in the entrepreneur's auction for PCS licenses, FCC Rules require that, for a period of three years from the date on which the Company receives its last license, a control group collectively own at least 25% of the Company's fully diluted equity and persons or entities meeting certain FCC qualifications own at least 15% of the Company's fully diluted equity. In order for the Company to remain eligible for the preferences afforded entrepreneur and small business bidders in the FCC auction (Note 1), a control group must, during the 10-year term of the PCS license, maintain the right to vote at least 50.1% of the Company's voting equity and exercise de facto control over the Company. Minimum total equity requirements may be satisfied by holding options or warrants. Series A Common Stock held by this control group is subject to certain anti-dilution provisions in order to maintain these minimum total equity requirements. These anti-dilution features provide for the Series A Common Stock to convert, at the then applicable conversion ratio as defined in the Restated Certificate of Incorporation, into Series B Common

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Stock and warrants to purchase shares of Series B Common Stock at the then fair market price. Upon the tenth anniversary of the date on which the Company receives its last license, all shares of Series A Common Stock shall automatically convert, at the then applicable conversion ratio, into Series B Common Stock and warrants to purchase Series B Common Stock at the then fair market price. Upon conversion of shares of Series A Common Stock, any accrued but unpaid dividends with respect to the shares of Series A Common Stock so converted will become payable. At the election of a majority interest of the holders of Series A Common Stock, Series A shares may be converted as described, and subject to the limitation set forth above.

     Any holder of Series C Common Stock may convert at a ratio of one share of Series C to one share of Series B, subject to certain anti-dilution provisions, upon the occurrence of certain events as outlined in the Restated Certificate of Incorporation. Pursuant to the Company's Restated Certificate of Incorporation, upon consummation of a qualified initial public offering of the Company's Common Stock (Note 4), all shares of Series C Common Stock will be automatically converted into shares of Series B Common Stock at this same conversion ratio.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series B Common Stock shall be entitled to receive, in advance of the holders of the Series A and C Common Stock, an amount per share equal to the sum of the price originally paid for each outstanding share of the Series B Common Stock and an amount equal to declared but unpaid dividends on such shares. The remaining assets of the Company, if any, are distributed to the holders of the Series C and A Common Stock, in that order, in amounts per share equal to the sum of the price originally paid for each outstanding share of the Series C or A Common Stock and an amount equal to declared but unpaid dividends on such shares. Thereafter, any amounts remaining shall be distributed on a pro rata basis among all holders of Series A, B, and C Common Stock.

     Pursuant to the contingent stock purchase subscription agreements (Note 4), up to $2,000,000 of the related proceeds shall be contributed to the Company's capital, through forgiveness of the related advance and note payable balances, in order to fund its operating expenses. As of December 31, 1995, $900,000 of proceeds were contributed to the Company's capital by the contingent stock purchase subscribers to fund the Company's operating expenses.

NOTE 8 -- EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

     Effective July 1, 1995, the Board of Directors of the Company adopted The NextWave Telecom Inc. 401(k) Retirement and Savings Plan (the "Plan"). Under the Plan, employees may contribute up to 15% of their salary, subject to annual limits. The Company may, at its discretion, match a portion of the employee contributions and make additional contributions based upon earnings. The Company made no matching contributions during the period ended December 31, 1995.

STOCK OPTION PLAN

     Effective September 30, 1995, the Company adopted the 1995 Stock Option Plan (the "Plan") whereby 15,000,000 shares of the Company's Series B Common Stock were reserved for issuance pursuant to nonqualified and incentive stock options to its officers, key employees, directors, and consultants. The Plan is administered by the Board of Directors or its designees and provides generally that, for incentive stock options and nonqualified stock options, the exercise price must not be less than 100% and 85%, respectively, of the fair market value of the shares for which the option is exercisable as determined by the Board of Directors at the date of grant. The options expire no later than ten years from the date of grant and generally vest ratably over a five-year period from the date of grant. As of December 31, 1995, no shares were exercisable under the Plan.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Transactions under the stock option plan during the period ended December 31, 1995 are summarized as follows:

                                                                           OPTIONS OUTSTANDING
                                                   SHARES AVAILABLE     -------------------------
                                                      FOR GRANT          SHARES          PRICE
                                                   ----------------     ---------     -----------
    Options outstanding at Plan inception             15,000,000               --              --
    Options granted..............................     (4,200,000)       4,200,000     $0.25-$0.28
    Options exercised............................             --               --              --
    Options canceled.............................             --               --              --
                                                      ----------        ---------
      Options outstanding at December 31, 1995...     10,800,000        4,200,000     $0.25-$0.28
                                                      ==========        =========

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company leases office space and equipment under various operating and capital lease arrangements with terms ranging from one to two years. Rent expense for the period from May 16, 1995 (inception) to December 31, 1995 was $19,000. Future minimum rental commitments under non-cancelable operating and capital leases are as follows:

                                                                      OPERATING     CAPITAL
                                                                      ---------     -------
    1996............................................................   $23,000      $28,000
    1997............................................................        --       23,000
                                                                       -------      -------
                                                                       $23,000       51,000
                                                                       =======
    Less amount representing interest...............................                 (3,000)
                                                                                    -------
                                                                                    $48,000
                                                                                    =======

NOTE 10 -- CERTAIN RELATED PARTY TRANSACTIONS

     During 1995, the Company retained the services of a consulting firm, the president and founder of which is a director and Series A Common Stockholder of the Company. During the period ended December 31, 1995, the Company recorded consulting expenses of $120,000 related to the services received from this firm and had related accounts payable of $93,000 at December 31, 1995.

     During 1995, the Company received an advance related to a contingent stock purchase subscription agreement in the amount of $5,000,000 and issued notes payable in the aggregate amount of $25,000,000 (Note 5) to a certain investor, a director of which is also a director and Series A Common Stockholder of the Company. The full amount of the notes payable remained outstanding as of December 31, 1995. During the period ended December 31, 1995, the Company recorded interest expense of $124,000 related to the notes payable and had related interest payable of $124,000 at December 31, 1995.

     During November 1995, the Company entered into an equipment requirements agreement pursuant to which a vendor will supply certain infrastructure equipment to the Company. A member of the Board of Directors of the Company is also a Director of this vendor, which became a Series B Common Stockholder of the Company in May 1996. Pursuant to the terms of the agreement, the Company has committed to purchase from the vendor, at prices to be negotiated, certain infrastructure equipment for delivery beginning in the fourth quarter of 1996 and extending through 1997. The Company has also agreed to utilize and implement certain technology of the vendor and has a further obligation to purchase certain additional infrastructure equipment, at prices to be negotiated, for a period of five years from the effective date of the agreement.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- SUBSEQUENT EVENTS

     During the period from January 1996 to May 1996, the Company issued contingent stock purchase subscription agreements for the purchase of 33,979,667 shares of Series B Common Stock for $3.00 per share for aggregate gross cash proceeds in the amount of $101,939,000 through March 31, 1996 and for the purchase of 32,389,792 shares of Series B Common Stock for $3.00 to $5.00 per share for aggregate gross cash proceeds in the amount of $106,410,000 during April and May 1996. The issuance of such stock is contingent upon the satisfaction of certain conditions (Note 4). These investors will participate, on a pro rata basis with certain other investors, in a warrant pool to purchase a total of 5,000,000 shares of the Company's Series B Common Stock for $3.00 per share (Note 4).

     During the period from January 1996 to May 1996, the Company issued to the founding stockholders of the Company 35,760,000 shares of Series A Common Stock at $0.25 per share for aggregate gross cash proceeds in the amount of $6,430,000 and promissory notes in the amount of $2,510,000. Of this amount, 19,960,000 shares for aggregate consideration of $4,990,000 were issued during the period from January 1996 to March 31, 1996, including 9,938,000 shares for aggregate consideration of $2,484,000 which were issued pursuant to subscription agreements outstanding as of March 31, 1996 with the related proceeds received during April 1996 and 15,800,000 shares for aggregate consideration of $3,950,000 were issued subsequent to March 31, 1996, including 10,041,995 shares for aggregate consideration of $2,510,000 which were issued pursuant to promissory note agreements which remain outstanding.

     During March 1996, a lender converted $15,000,000 of its original $25,000,000 note payable (Note 5) and another lender converted its entire $20,000,000 note payable into contingent stock purchase subscription agreements. The issuance of such stock is contingent upon the satisfaction of certain conditions (Note 4). As an inducement to convert, the holder of the $20,000,000 note payable was issued warrants to purchase a total of 480,556 shares of Series B Common Stock for $3.00 per share in connection with the execution of the subscription agreement. These warrants are exercisable for a period of three years from date of issuance. The Company has assigned a value of $150,000 to these warrants based on an independent valuation, and this amount was charged to expense. Of the $10,000,000 unconverted portion of the original $25,000,000 note payable, $9,602,000 was repaid during June 1996 and $398,000 was converted into a long-term note payable which is convertible into Series C Common Stock (Note
5).

     During April and May 1996, the Company issued $130,348,000 aggregate principal amount of Convertible Senior Subordinated Notes Due 2002 (the "Bridge Notes"). The Bridge Notes provide for a term of six years with an interest rate of two percent per annum for the first two years of the term of such notes and an interest rate of 12% per annum for the balance of the term. Each holder of Bridge Notes may convert all or any portion of such notes into shares of Series B Common Stock at any time commencing 150 days after the FCC auction closing date at a conversion price of $4.00 per share, subject to certain anti-dilution adjustments.

     The Company is obligated to prepay the Bridge Notes in connection with an issuance of high-yield debt securities and to issue certain warrants to the note holders. If the Company prepays such notes at any time on or prior to October 7, 1996, the Company shall issue warrants to purchase Series B Common Stock at $4.00 per share, subject to antidilution adjustments. The number of shares of Series B Common Stock issuable upon exercise of such warrants will be based on a formula set forth in the warrant agreement but shall not exceed 32,587,000. If the Company prepays such notes after October 7, 1996 but prior to the second anniversary of the issuance date of such notes, the number of shares issuable upon exercise of the warrants shall be 32,587,000. These warrants expire on the fifth anniversary of their issuance date. If the Company prepays the Bridge Notes at any time after April 9, 1998, the notes are subject to a call premium of $0.50 per each $1.00 of outstanding principal, increasing ratably $0.10 per year until 2002, and no warrants will be issued.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During April 1996, the Company adopted The NextWave Telecom Inc. Amended and Restated Stock Option Plan (the "Option Plan") under which 20,000,000 shares of Common Stock were reserved for issuance upon exercise or grant of stock options, stock bonuses, restricted stock or stock appreciation rights to employees, directors and consultants of the Company and its affiliates. The Option Plan amends and restates the Company's 1995 Stock Option Plan (Note 8), and all options previously granted as well as all options available for grant under the 1995 Stock Option Plan are subject to the terms and conditions of the Option Plan. The terms and conditions of previously granted options did not change upon adoption by the Company of the Option Plan. The Option Plan provides for grants of incentive stock options to employees (including officers and employee directors) of the Company and its affiliates, and non-statutory stock options to employees (including officers and employee directors), non-employee directors and consultants of the Company and its affiliates. The Option Plan also provides for the grant of stock bonuses, the sale of restricted stock and the grant of stock appreciation rights (in tandem with stock option grants or independently) to employees, directors and consultants of the Company and its affiliates.

     The terms of stock options granted under the Option Plan will be determined by the Compensation Committee of the Board of Directors. Stock options may be granted for periods of up to ten years at a price per share not less than the fair market value of the Company's Common Stock at the date of grant for incentive stock options and not less than 85% of the fair market value of the Company's Common Stock at the date of grant for nonstatutory stock options. The vesting provisions will provide for at least 20% vesting for each year of service.

     The terms of stock bonuses and restricted stock granted under the Option Plan will be determined by the Compensation Committee. The purchase price of restricted stock will not be less than 85% of the fair market value of the Common Stock on the date of sale.

     The terms of stock appreciation rights granted under the Option Plan will be determined by the Compensation Committee. Stock appreciation rights may be granted in tandem with the grant of a stock option or independently. A tandem stock appreciation right will expire upon the exercise of the corresponding stock option. If a tandem stock appreciation right is exercised, the corresponding stock option will expire. Independent stock option appreciation rights may be granted without regard to the grant of a stock option to the recipient. The appreciation distribution on an exercised stock appreciation right will be payable in cash or an equivalent number of shares of Common Stock based on the fair market value on the date of exercise. Through May 1996, no such stock appreciation rights had been granted.

     During the period from January to June 5, 1996, pursuant to the Company's stock option plans, the Company granted options to purchase 9,787,500 shares of Series B Common Stock with exercise prices ranging from $0.25 to $3.00 per share.

     During May 1996, the FCC announced that NextWave was the winning bidder in the FCC's C-Block Auction for PCS licenses in 56 basic trading areas. Upon this announcement, all conditions related to contingent stock purchase and subscription and warrant agreements (Notes 4 and 5) were satisfied, all related shares and warrants were issued, and all related restrictions on cash balances were removed. The purchase price of the PCS licenses from the U.S. Government will aggregate $4,201,187,000, of which $79,225,000 was on deposit with the FCC as of December 31, 1995, $130,834,000 was paid during May 1996, $210,059,000 is required to be paid upon formal grant of the licenses to the Company, which management expects during 1996, and the remaining $3,781,069,000 is to be paid pursuant to a loan, which will be payable quarterly with interest-only payments for the first six years after the grant of the licenses and then equal principal payments with interest in the seventh through tenth years after the grant of the licenses. The interest rate will be fixed at the 10-year Treasury Note rate at the date of license grant, resulting in quarterly interest-only payments, expected to commence during 1996, in the amount of approximately $65,000,000 during the first six years after the grant of the licenses (based on the 10-year Treasury Note rate of 6.85% at May 31, 1996).

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During May 1996, the Company issued $17,419,000 aggregate principal amount of convertible promissory notes to certain foreign investors. The convertible promissory notes convert automatically into shares of Series B Common Stock at a price of $3.00 per share at such time as conversion is permitted under the FCC's rules and regulations regarding foreign ownership. In the event the convertible promissory notes are not fully converted by the first anniversary date of the completion of the C-Block auction, each foreign shareholder shall have the right to demand repayment of the principal balance due under the convertible promissory notes together with interest due thereon, at a rate of six percent per annum. The convertible promissory notes otherwise become due upon the fifth anniversary of their issue.

     During June 1996, the Company issued a $10,000,000 convertible note payable. The note payable is convertible into shares of Series B Common Stock at $7.00 per share. Interest on this note payable is at the prime rate, and the principal and interest is payable on June 3, 1997, if the note payable has not yet been converted. In connection with the issuance of this note payable, the Company issued warrants to purchase 250,000 shares of Series B Common Stock at $3.00 per share to the lender. Such warrants are exercisable for a period of one year from the consummation of a qualified public offering (Note 4).

     During the period from January through April 1996, the Company performed consulting services for another company, the president and chief executive officer of which is the father of one of the Company's employees, who is the majority stockholder of another company that is a Series A Common Stockholder of the Company. During the three months ended March 31, 1996, the Company recorded consulting revenues and consulting costs in the amounts of $1,841,000 (unaudited) and $320,000 (unaudited), respectively, and had related accounts receivable of $1,841,000 (unaudited) outstanding as of March 31, 1996.

     Pursuant to stock purchase subscription agreements issued during May 1996, 4,620,300 shares of Series B Common Stock issued for $5.00 per share for aggregate gross cash proceeds in the amount of $23,102,000.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- UNAUDITED PRO FORMA BALANCE SHEET INFORMATION

     The following schedule sets forth the Company's unaudited historical, pro forma, and as adjusted for transactions expected to be consummated balance sheets as of March 31, 1996. The unaudited pro forma balance sheet as of March 31, 1996 is based on the historical balance sheet as of March 31, 1996, adjusted to give pro forma effect to certain financing activities of the Company, occurring subsequent to March 31, 1996, as described below, as if these events occurred as of March 31, 1996. The unaudited as adjusted for transactions expected to be consummated balance sheet as of March 31, 1996 is based on the unaudited pro forma balance sheet as of March 31, 1996, adjusted to give effect to the potential award of the FCC licenses to the Company.

     The unaudited pro forma and as adjusted for transactions expected to be consummated balance sheet information is not necessarily indicative of the financial position of the Company as of March 31, 1996 that would actually have existed if the events described above had occurred on March 31, 1996 nor are they necessarily indicative of the financial position that may be obtained in the future.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                                                    UNAUDITED
                                                                                              UNAUDITED            AS ADJUSTED
                                           UNAUDITED                         UNAUDITED       ADJUSTMENTS         FOR TRANSACTIONS
                                           HISTORICAL      UNAUDITED         PRO FORMA     FOR TRANSACTIONS       EXPECTED TO BE
                                           MARCH 31,       PRO FORMA         MARCH 31,      EXPECTED TO BE         CONSUMMATED
                                              1996        ADJUSTMENTS           1996         CONSUMMATED          MARCH 31, 1996
                                          ------------   -------------      ------------   ----------------      ----------------
                                                             ASSETS
Current assets:
  Cash and cash equivalents.............  $  6,498,000   $ 106,410,000(1 )  $105,529,000    $  (79,711,000)(8)    $   25,818,000
                                                    --      27,419,000(3)             --                --                    --
                                                    --      (9,602,000)(4)            --                --                    --
                                                    --       2,484,000(5)             --                --                    --
                                                    --     (29,120,000)(6)            --                --                    --
                                                    --       1,440,000(7)             --                --                    --
  Accounts receivable, net..............       180,000              --           180,000                --               180,000
  Accounts receivable from related
    party...............................     1,841,000              --         1,841,000                --             1,841,000
  Other current assets..................         3,000              --             3,000                --                 3,000
                                          ------------   -------------      ------------    --------------        --------------
        Total current assets............     8,522,000      99,031,000       107,553,000       (79,711,000)           27,842,000
Property and equipment, net.............       317,000              --           317,000                --               317,000
Restricted cash.........................   101,714,000     130,348,000(2)    130,348,000      (130,348,000)(8)                --
                                                    --    (101,714,000)(6)            --                --                    --
FCC Deposits............................    79,225,000     130,834,000(6)    210,059,000    $ (210,059,000)(8)                --
Capitalized FCC licenses................            --              --                --     4,201,187,000(9)      4,201,187,000
                                          ------------   -------------      ------------    --------------        --------------
                                          $189,778,000   $ 258,499,000      $448,277,000    $3,781,069,000        $4,229,346,000
                                          ============   =============      ============    ==============        ==============
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................  $    229,000              --      $    229,000                --        $      229,000
  Accrued liabilities...................       596,000              --           596,000                --               596,000
  Advances from contingent stock
    purchase subscribers................   150,731,000   $(150,731,000)(1)            --                --                    --
  Advances from related party contingent
    stock purchase subscriber...........    19,769,000     (19,769,000)(1)            --                --                    --
  Notes payable and capital leases......        24,000              --            24,000                --                24,000
  Notes payable to related party........    10,000,000     (10,000,000)(4)            --                --                    --
                                          ------------   -------------      ------------    --------------        --------------
        Total current liabilities.......   181,349,000    (180,500,000)          849,000                --               849,000
Capital leases, less current portion....        11,000              --            11,000                --                11,000
Convertible senior subordinated notes
  payable...............................            --     130,348,000(2)    130,348,000                --           130,348,000
Convertible notes payable...............            --      27,419,000(3)     27,817,000                --            27,817,000
                                                    --         398,000(4)             --                --                    --
FCC license debt........................            --              --                --     4,201,187,000(9)      3,781,069,000
                                                    --              --                --      (420,118,000)(8)                --
                                          ------------   -------------      ------------    --------------        --------------
        Total liabilities...............   181,360,000     (22,335,000)      159,025,000     3,781,069,000         3,940,094,000
                                          ------------   -------------      ------------    --------------        --------------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Common stock, $0.0001 par value,
    500,000,000 shares authorized:
    Series A, 60,000,000 shares
      designated: 39,960,000 shares
      issued and outstanding actual,
      55,760,000 shares issued and
      outstanding pro forma.............         4,000           2,000(7)          6,000                --                 6,000
    Series B, 278,980,556 shares
      designated: no shares issued or
      outstanding actual, 90,036,126
      shares issued and outstanding pro
      forma.............................            --           9,000(1)          9,000                --                 9,000
    Series C, 1,019,444 shares
      designated: no shares issued or
      outstanding actual or pro forma...            --              --                --                --                    --
  Paid-in capital.......................    13,136,000     276,901,000(1)    293,985,000                --           293,985,000
                                                    --       3,948,000(7)             --                --                    --
  Subscriptions receivable from
    founders............................    (2,484,000)      2,484,000(5)             --                --                    --
  Common stock notes receivable from
    founders............................            --      (2,510,000)(7)    (2,510,000)               --            (2,510,000)
  Deficit accumulated during development
    stage...............................    (2,238,000)             --        (2,238,000)               --            (2,238,000)
                                          ------------   -------------      ------------    --------------        --------------
        Total stockholders' equity......     8,418,000     280,834,000       289,252,000                --           289,252,000
                                          ------------   -------------      ------------    --------------        --------------
                                          $189,778,000   $ 258,499,000      $448,277,000    $3,781,069,000        $4,229,346,000
                                          ============   =============      ============    ==============        ==============

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

UNAUDITED PRO FORMA ADJUSTMENTS

     (1) To reflect issuances of Series B Common Stock for advances from contingent stock purchase subscriptions issued in the aggregate gross amount of $277,349,000 (net of $2,000,000 of capital contributions (Note 7)), comprised of stock subscriptions in the amount of $170,500,000, (net of unamortized debt discount of $439,000 and $2,000,000 of capital contributions (Note 7)) issued through March 31, 1996 and $106,410,000 issued subsequent to March 31, 1996, less these capital contributions.

     (2) To reflect issuances of Convertible Senior Subordinated Notes payable in the aggregate gross amount of $130,348,000. Such proceeds are restricted to be used only for payment of the second FCC license down payment (Note 1).

     (3) To reflect issuances of convertible promissory notes to foreign investors in the aggregate gross amount of $27,419,000.

     (4) To reflect repayment of $9,602,000 of the $10,000,000 note payable outstanding at March 31, 1996 with the remaining balance of $398,000 converted into a long-term convertible promissory note.

     (5) To reflect receipt of cash in the amount of $2,484,000 related to founders stock subscriptions receivable at March 31, 1996.

     (6) To reflect FCC license down payment made in the amount of $130,834,000 through payments of cash and cash equivalents and restricted cash (net of the deposit in the amount of $79,225,000 paid prior to March 31, 1996).

     (7) To reflect issuances of 15,800,000 shares of Series A Common Stock issued in the aggregate amount of $3,950,000, comprised of $1,440,000 in cash and $2,510,000 in the form of promissory notes, issued subsequent to March 31, 1996 to the founding stockholders of the Company.

UNAUDITED AS ADJUSTED FOR TRANSACTIONS EXPECTED TO BE CONSUMMATED ADJUSTMENTS

     (8) To reflect application of the initial FCC deposit in the amount of $210,059,000 against the FCC long-term debt and payment of the remaining FCC license down payment in the amount of $210,059,000.

     (9) To reflect capitalization as an intangible asset of FCC licenses awarded for an aggregate purchase price of $4,201,187,000 and related long-term debt payable to the FCC, (net of the down payments of $420,118,000) in the amount of $3,781,069,000 (without any related accrued interest). Capitalized FCC licenses will be amortized over their forty-year estimated useful lives, beginning on commencement of PCS services in the respective markets for which the related PCS licenses were granted. The Company has reflected the PCS licenses and related debt based on the anticipated terms of the planned transaction with the FCC. Accounting for the acquisition of these types of licenses and related debt has little precedent and as the accounting concepts for these types of transactions evolve, it may be appropriate to apply different concepts including, valuing the licenses and debt on the basis of a fair value risk-adjusted interest rate.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................   11
Use of Proceeds.......................   22
Capitalization........................   23
Selected Consolidated Financial
  Data................................   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
The Wireless Telecommunications
  Industry............................   30
Business..............................   33
Regulation of the Wireless
  Telecommunications Industry.........   43
Management............................   49
Principal Stockholders................   56
Certain Relationships and Related
  Transactions........................   59
Description of the Notes..............   61
Certain Indebtedness..................   84
Certain Federal Income Tax
  Considerations......................   86
Underwriting..........................   89
Legal Matters.........................   89
Experts...............................   90
Additional Information................   90
Glossary of Selected Terms............   91
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

     UNTIL             , 1996 ALL DEALERS AFFECTING TRANSACTIONS IN THE NOTES,
WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                          $400,000,000 GROSS PROCEEDS

                                      LOGO

                             NEXTWAVE TELECOM INC.

                             SENIOR DISCOUNT NOTES
                                    DUE 2006
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                            BEAR, STEARNS & CO. INC.

                        CIBC WOOD GUNDY SECURITIES CORP.

                       PRUDENTIAL SECURITIES INCORPORATED

                                  ING BARINGS
                                           , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by the Company.

    Securities and Exchange Commission registration fee.......................  $137,932
    NASD fee..................................................................    30,500
    Trustee fees and expenses.................................................         *
    Legal fees and expenses...................................................         *
    Accounting fees and expenses..............................................         *
    Printing and engraving expenses...........................................         *
    Blue Sky fees and expenses................................................         *
    Miscellaneous expenses....................................................         *
                                                                                 -------
              TOTAL...........................................................         *
                                                                                 =======

- ---------------
* To be filed by amendment.

All of the above items are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

     The Company's Restated Certificate of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company's Restated Certificate of Incorporation also provides that the Company shall, subject to its Bylaws, pay for or reimburse any expenses incurred by directors and officers in advance of the final disposition of proceedings for which the Company may be obligated to indemnify such director or officer, to the fullest extent permitted by Delaware law.

     In addition, the Company's Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Restated Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The Company also intends to enter into separate indemnification agreements with each of its directors to effectuate these indemnity provisions and to purchase director's and officer's liability insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Series A Common Stock. The Company sold 55,760,000 shares of Series A Common Stock to certain investors from November 1995 to May 1, 1996, primarily to the Company's directors, officers and employees or entities controlled by the Company's directors, employees or officers. The shares of Series A Common Stock were sold for a purchase price of $0.25 per share, for an aggregate consideration of $13,940,000, $11,430,000 of which was paid in cash and $2,510,000 of which was paid in promissory notes issued by the holders of the Series A Common Stock to the Company. In connection with the sales of Series A Common Stock, the Company has relied on an exemption from registration under Rule 506 promulgated under Regulation D of the Securities Act. The sales of Series A Common Stock were effected through a private placement solely to a limited number of the Company's founders, without general solicitation or advertising and without brokers or placement agents.

     Series B Common Stock. On May 6, 1996, the Company consummated the sale of 84,829,256 shares of Series B Common Stock in a private placement to institutional investors, venture capital firms and a limited number of individual investors. The shares of Series B Common Stock were sold for $3.00 per share, for an aggregate consideration of $254,487,768, which was paid in cash, retirement of $15,000,000 and $20,000,000 of indebtedness payable to QUALCOMM and PECO, respectively, as described below, a promissory note from Robert Kramer, as described below, and satisfaction of certain commission obligations payable by the Company. Subscriptions were placed in escrow and released upon the announcement of the high bidders in the C-Block Auction. In connection with the private placement of the Series B Common Stock, the Company also issued an aggregate of 13,000,000 warrants to purchase shares of Series B Common Stock at an exercise price of $3.00 per share (the "Series B Warrants"). In addition, the Company also issued $20,626,266 aggregate principal amount of convertible promissory notes ("Convertible Promissory Notes") to certain foreign investors, which will convert automatically into shares of Series B Common Stock at a conversion price of $3.00 per share upon additional issuances of equity interests by the Company to domestic investors, thereby permitting additional foreign ownership of the Company's equity interests under the FCC's rules. The Company has paid approximately $9,500,000 in fees to placement agents, including principally ING Barings (U.S.) Incorporated, in connection with the sale of such shares of Series B Common Stock. In connection with the sales of Series B Common Stock, Series B Warrants and Convertible Promissory Notes, the Company has relied on an exemption from registration under Rule 506 promulgated under Regulation D of the Securities Act. The sales of Series B Common Stock, Series B Warrants and Convertible Promissory Notes were effected through a private placement to a limited number of institutional investors, venture capital firms, strategic investors and other investors without any general solicitation or advertising, and otherwise in the manner contemplated by Regulation D.

     Pursuant to a purchase agreement dated May 6, 1996, the Company sold to Robert Kramer, an executive officer of the Company, 200,000 shares of Series B Common Stock for $3.00 per share for a total consideration of $600,000 (which shares are included in the aggregate number of shares described above), for which Mr. Kramer paid the par value per share in cash and the remaining purchase price by delivering a non-recourse promissory note of approximately $600,000 secured by the shares. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act for this transaction.

     Pursuant to subscription agreements dated as of May 31, 1996, the Company sold an additional 4,620,300 shares of Series B Common Stock in a private placement to five investors with close personal ties to the President of the Company, without any general solicitation or advertising and without brokers or placement agents. The shares of Series B Common Stock were sold for $5.00 per share, for an aggregate consideration of $23,101,500. In connection with these sales of Series B Common Stock, the Company has relied on an exemption from registration under Rule 506 promulgated under Regulation D of the Securities Act. As a result of the increase in the Company's domestic stock ownership from this private placement, an additional $3,188,007 aggregate principal amount of Convertible Promissory Notes was converted at $3.00 per share into 1,062,669 shares of Series B Common Stock following this placement. This conversion was effected pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act.

     Other Convertible Debt. In November 1995, the Company entered into a convertible loan agreement with QUALCOMM to borrow $25,000,000, of which $398,000 was convertible into a promissory note which is convertible at $0.39 per share into 1,019,444 shares of Series C Common Stock (which shall become rights to acquire Series B Common Stock after the Stock Offering). QUALCOMM exercised its right to convert the portion of the loan into a convertible promissory note convertible into Series C Common Stock in May 1996, and the Company issued such note. The Company relied upon an exemption from registration under Section 4(2) of the Securities Act in connection with the November 1995 issuance of the convertible note, and the Company relied upon an exemption from registration under Section 3(a)(9) of the Securities Act in connection with the issuance of the second convertible promissory note and the retirement of $15,000,000 of indebtedness in exchange for Series B Common Stock.

     In February 1996, the Company entered into a convertible loan agreement with LG InfoComm Inc. ("LG"), pursuant to which LG committed to loan up to $10,000,000 to the Company, which loan is convertible into shares of Series B Common Stock at a conversion price of $7.00 per share. Upon LG's funding the loan on June 3, 1996, the Company issued warrants to purchase 250,000 shares of Series B Common Stock at an exercise price of $3.00 per share, pursuant to the terms of the convertible loan agreement. The Company relied upon an exemption from registration under Section 4(2) of the Securities Act in connection with this transaction.

     PECO Note and Warrants. On November 20, 1995, the Company and Philadelphia Energy Co. ("PECO") entered into a loan agreement pursuant to which the Company borrowed $20,000,000 and issued 500,000 warrants to purchase shares of Series B Common Stock at an exercise price of $3.00 per share. The Company relied upon an exemption from registration under Section 4(2) of the Securities Act in connection with this transaction. The Company retired $20,000,000 of indebtedness in exchange for 6,666,667 shares of Series B Common Stock and warrants to purchase 480,556 shares of Series B Common Stock at an exercise price of $3.00 per share in May 1996, and relied upon an exemption from registration under Section 3(a)(9) of the Securities Act in connection with such transaction.

     Bridge Notes. On April 8, 1996, and on subsequent closing dates through May 22, 1996, the Company issued $130,348,000 aggregate principal amount of Convertible Senior Subordinated Notes due 2002 (the "Bridge Notes") to a limited number of institutional investors, venture capital firms and individual investors, without any general solicitation or advertising. The Company will pay approximately $2 million in placement agent fees to CIBC Wood Gundy Securities Corp. in connection with the placement of the Bridge Notes. In connection with the sale of the Bridge Notes, the Company has relied on an exemption from registration under Rule 506 promulgated under Regulation D of the Securities Act.

     Stock Options; Warrants. The Company has granted stock options under the Amended and Restated Stock Option Plan since its inception. For a description of these options to employees of the Company, see "Management." The Company relied upon Rule 701 under the Securities Act. In addition, the Company issued warrants to purchase 28,560 shares of Series B Common Stock at $4.00 per share to one party in connection with financial advisory services rendered in May 1996. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

EXHIBIT
NUMBERS                                  DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
   1.1    Form of Purchase Agreement.(2)
   3.1    Restated Certificate of Incorporation of Registrant.(2)
   3.2    Bylaws of Registrant, as currently in effect.(2)
   4.1    Form of Indenture.(2)
   5.1    Opinion of Latham & Watkins.(2)
  10.1    Agreement dated as of March 12, 1996 between the Company and LCC, LLC.(1)
  10.2    Amended and Restated Stock Option Plan.(1)
  10.3    Form of Incentive Stock Option under the Plan.(1)
  10.4    Form of Nonstatutory Stock Option Agreement.(1)
  10.5    Promissory Note, together with Stock Pledge Agreement, from Navation, Inc.(2)
  10.6    Promissory Note, together with Stock Pledge Agreement, from Freedom Mobility Inc.(2)
  10.7    Promissory Note, together with Stock Pledge Agreement, from Robert Kramer.(2)
  10.8    Promissory Note from Gene Welsh.(2)
  10.9    Securities Purchase Agreement dated as of April 9, 1996 between the Company and purchasers of the Bridge Notes, together with form of Bridge Notes, Warrants and
          Registration Rights.(1)
 10.10    Escrow Agreement dated as of April 9, 1996 by and among the Company, Chemical Bank and the purchasers of the Bridge Notes.(1)
  11.1    Calculation of Pro Forma Net Loss Per Share (Unaudited).(1)
  12.1    Calculation of Ratio of Earnings to Fixed Charges.(3)
  21.1    Subsidiaries of Registrant.(1)
  23.1    Consent of Price Waterhouse LLP, Independent Accountants.(3)
  23.2    Consent of Latham & Watkins to be contained in Exhibit 5.1.
  24.1    Power of Attorney. (contained on signature page)
  25.1    Statement of Eligibility of Trustee.(2)
  27.1    Financial Data Schedule.(1)

- ---------------
(1) Filed with Registration Statement on Form S-1 filed June 10, 1996 (No. 333-05577).

(2) To be filed by amendment.

(3) Filed herewith.

     (b) Financial Statement Schedules -- All required information is set forth in the consolidated financial statements included in the Prospectus constituting part of this Registration Statement.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 11, 1996.

                                          NEXTWAVE TELECOM INC.

                                          By: /s/ ALLEN B. SALMASI

                                            ------------------------------------
                                            Allen B. Salmasi
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Allen B. Salmasi, Janice I. Obuchowski and Frank A. Cassou, his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------    -------------------------------    --------------
/s/ ALLEN B. SALMASI                          President, Chief Executive         June 11, 1996
- ------------------------------------------    Officer and Director
Allen B. Salmasi

/s/ GENE M. WELSH                             Senior Vice President, Finance     June 11, 1996
- ------------------------------------------    and Chief Financial Officer
Gene M. Welsh                                 (Chief Financial and Accounting
                                              Officer)

/s/ JANICE I. OBUCHOWSKI                      Vice Chairman, Executive Vice      June 11, 1996
- ------------------------------------------    President and Director
Janice I. Obuchowski

/s/ KEVIN M. FINN                             Senior Vice President and          June 11, 1996
- ------------------------------------------    Director
Kevin M. Finn

/s/ NICOLE N. SALMASI                         Director                           June 11, 1996
- ------------------------------------------
Nicole N. Salmasi

                                 EXHIBIT INDEX

     The following exhibits are filed as part of this Form S-1 Registration Statement.

EXHIBIT
NUMBERS                                   DESCRIPTION OF EXHIBIT
- -------     ----------------------------------------------------------------------------------
   1.1      Form of Purchase Agreement.(2)
   3.1      Restated Certificate of Incorporation of Registrant.(2)
   3.2      Restated Bylaws of Registrant, as currently in effect.(2)
   4.1      Form of Indenture.(2)
   5.1      Opinion of Latham & Watkins.(2)
  10.1      Agreement dated as of March 12, 1996 between the Company and LCC, LLC.(1)
  10.2      Amended and Restated Stock Option Plan.(1)
  10.3      Form of Incentive Stock Option under the Plan.(1)
  10.4      Form of Nonstatutory Stock Option Agreement.(1)
  10.5      Promissory Note, together with Stock Pledge Agreement, from Navation, Inc.(2)
  10.6      Promissory Note, together with Stock Pledge Agreement, from Freedom Mobility,
            Inc.(2)
  10.7      Promissory Note, together with Stock Pledge Agreement, from Robert Kramer.(2)
  10.8      Promissory Note from Gene Welsh.(2)
  10.9      Securities Purchase Agreement dated as of April 9, 1996 between the Company and purchasers of the Bridge Notes, together with form of Bridge Notes, Warrants and
            Registration Rights.(1)
 10.10      Escrow Agreement dated as of April 9, 1996 by and among the Company, Chemical Bank and the purchasers of the Bridge Notes.(1)
  11.1      Calculation of Pro Forma Net Loss Per Share (Unaudited).(1)
  12.1      Calculation of Ratio of Earnings to Fixed Charges.(3)
  21.1      Subsidiaries of Registrant.(1)
  23.1      Consent of Price Waterhouse LLP, Independent Accountants.(1)
  23.2      Consent of Latham & Watkins (to be contained in Exhibit 5.1).
  24.1      Power of Attorney (contained on signature page).
  25.1      Statement of Eligibility of Trustee.(2)
  27.1      Financial Data Schedule(1)

- ---------------
(1) Filed with Registration Statement Form S-1 filed June 10, 1996 (No. 333-05577).
(2) To be filed by amendment.
(3) Filed herewith.